Lend Lease
CORPORATION

File No 82-3498

02015422

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

21 February 2002

RECEIVED
FEB 25 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
21 February 2002	Announcement to Australian Stock Exchange Half Year Results and Appendix 4B
21 February 2002	Announcement to Australian Stock Exchange Consolidated Half Year Financial Report

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 2/27

LL0004

SEC\Half Year Results.doc

Lend Lease
CORPORATION

21 February 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Thirty four (34) pages

Dear Sir

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT

LEND LEASE HALF YEAR RESULT PROVIDES INCREASED CONFIDENCE ON ACHIEVING FULL YEAR RESULT FORECAST DESPITE WEAKENING GLOBAL ECONOMIES

Lend Lease Corporation Limited ("Lend Lease") today announced its half year results for the six months to 31 December 2001.

A copy of the ASX and media announcement and Preliminary Final Report (Appendix 4B) is attached.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT 21 FEBRUARY 2002

LEND LEASE HALF YEAR RESULT PROVIDES INCREASED CONFIDENCE ON ACHIEVING FULL YEAR RESULT FORECAST DESPITE WEAKENING GLOBAL ECONOMIES

Lend Lease Corporation Limited (ASX: LLC "Lend Lease") announced an after-tax operating profit of $126.4 million for the six months to 31 December 2001, reflecting an increase of 16.2% over the corresponding period.

This half year result provides Lend Lease Directors with increased confidence in achieving the previously forecasted profit after tax for the full year to June 2002 in excess of $210 million, despite the much more challenging business environment that has emerged over the last six months.

Earnings per share (eps) were 29.4 cents for the six months to 31 December 2001 compared to 23.1 cents for the six months to 31 December 2000, an increase of 27.3%.

The Lend Lease Board of Directors announced an interim dividend of 9 cents per share fully franked (June 2001: 8 cents per share) to be paid on 20 March 2002. The interim dividend is consistent with the Board's previously stated policy of paying only fully franked dividends. The amount of the dividend at 9 cents per share is consistent with the previous forecast of a full year dividend of 18 cents per share for the year ending 30 June 2002.

The results for the period are reflective of the company's progress in becoming a global real estate company based on two global businesses, Real Estate Solutions and Real Estate Investment Management, that will generate consistent and sustainable earnings growth.

Lend Lease Group Chief Executive Officer and Managing Director, David Higgins, said he was pleased with the overall result.

"The first half has been a very good performance considering the turbulent conditions we faced in several of the major economies over the last six months," Mr Higgins said.

"In line with our shareholder objectives as we build the global platform, we are beginning to deliver an increasing proportion of repeatable, stable earnings in our results.

"While Lend Lease expects overall global economic conditions to remain difficult in the short term, we have a strong balance sheet and good geographic and sector diversification in both global businesses which provides a strong base for us to continue to deliver earnings growth," Mr Higgins said.

REAL ESTATE SOLUTIONS

The Bovis Lend Lease and Property Development businesses have been aligned under Real Estate Solutions to provide clients with an integrated solutions-based capability.

Real Estate Solutions contributed $83.3 million after tax for the six months to 31 December 2001 compared to $44.5 million for the six months to 31 December 2000, an increase of 87.2%.

Mr Higgins said, "In Real Estate Solutions both the Bovis Lend Lease and Property Development businesses have performed very well. While continuing growth will be tougher to achieve in many markets, we are well advanced on securing new projects and alliances with key global clients that will generate longer term annuity earnings."

Bovis Lend Lease

Bovis Lend Lease delivered a strong result of $48.8 million after tax for the six months to 31 December 2001, an increase of 18.4% compared to $41.2 million for the six months to 31 December 2000.

The amount of new work secured and added to Backlog Gross Profit Margin (Backlog GPM) during the six months to 31 December 2001 was $379.6 million, up 52% on the same period last year. This growth was generated by a strong performance by the U.S. and European businesses. In particular, focus on key clients in the U.K. has delivered especially good results.

At 31 December 2001 Bovis Lend Lease had a committed Backlog GPM of $606.6 million, up 17.1% compared to $518.2 million at 30 June 2001.

Bovis Lend Lease continues to be focused on obtaining longer term contracts that deliver annuity profit streams. Of the Backlog GPM at 31 December 2001, 27.3% is expected to emerge in years after 2002/2003. A key component of this relates to PFI projects.

Facilities management contracts, such as PFIs which deliver long term earnings, represent 5.7% of the Backlog GPM. This is expected to be a growing component of Backlog GPM given Bovis Lend Lease's focus on PFI type projects.

During the six months Bovis Lend Lease secured its first schools PFI project in the U.K. and a hospital PFI in Italy. In addition, the company finalised the U.S. Fort Hood military housing contract. The company is currently involved in bids for a number of military housing projects both in the U.S. and U.K., as well as U.K. PFIs in health and schools.

Bovis Lend Lease continues to build its reputation as a world class company, and this is exemplified by its role as project manager for the clean-up of the World Trade Center "Ground Zero" site in New York City.

Property Development

Lend Lease's Property Development business contributed $34.5 million after tax for the six months to 31 December 2001 compared to $3.3 million for the six months to 31 December 2000.

This result includes a $19.8 million profit after tax from the sale of Touchwood, Solihull retail centre in the U.K., which was successfully opened in September last year. The result also included the first 4½ months' profit contribution of $7.6 million after tax following completion of the Delfin acquisition on 10 August 2001.

The company's retail strategy in Europe continued to progress satisfactorily during the past six months. It achieved significant leasing progress both at Solihull (now 96% leased) and at the TresAguas retail project in Madrid, which is on track for opening in October, and plans to achieve pre-sale arrangements and commence construction for its Chapelfield, Norwich retail development in the U.K. in the second half of this year.

The Property Development result included $26.0 million after tax from the Australian operations, which are characterised by a growing, secure income stream from land management projects. There is skewing of profits in the Australian business to the first half of this financial year. However, the Australian business is on track to deliver reliable annuity style earnings of approximately $40 million after tax per annum.

Projects utilising the land management model, which are focused on large urban community developments – primarily residential, will be an important feature in the company's future Property Development earnings. The model has great potential for us in Australia on projects such as Victoria Harbour in Melbourne, and we have also embarked on its globalisation by exporting our expertise in land management projects to other regions. This is evidenced by the company's joint venture with Quintain Estates in the U.K. being awarded preferred bidder status on the Greenwich Peninsula urban regeneration project in London. In addition, we will be focusing on other projects of this nature in the U.K.

REAL ESTATE INVESTMENT MANAGEMENT

Real Estate Investment Management contributed $86.7 million after tax for the six months to 31 December 2001 compared to $77.9 million for the six months to 31 December 2000, an increase of 11.3%. Profit contribution from the Australia/Pacific, Asian and European regions were higher for the six months to 31 December 2001 than the corresponding period, indicating improvement and growth in those regions.

The U.S. Real Estate Investment Management result for the six months to 31 December 2001 was $48.8 million after tax compared to $56.5 million for the six months to 31 December 2000. This lower result was expected and was foreshadowed at the company's Annual General Meeting in November last year.

The European result for the six months to 31 December 2001 included an after tax profit of $9 million on the sale of Lend Lease's 50% interest in the Arrábida Shopping Centre in Portugal.

The most significant impact of the difficult economic climate has been on the Real Estate Investment Management business in the United States which has been affected by overall market uncertainty, causing a significant reduction in transaction volume and difficulties in

raising capital. In addition, the lower U.S. interest rates caused a reduction in CapMark Services' float earnings from US$11.6 million in the six months to 31 December 2000 to US$5.5 million in the six months to 31 December 2001.

Worldwide Assets Under Management (AUM) at 31 December 2001 were A$87 billion compared to $86.6 billion at 30 June 2001. However, in the U.S., Assets Under Management were down 2.8% from 30 June 2001. The drop in U.S. AUM was due to less transaction volume for acquisitions, coupled with several large dispositions on behalf of clients, and some downward valuations.

Loans Under Servicing, principally the CapMark business, increased by 36.7% to $131.7 million at 31 December 2001.

"Conditions in the U.S., particularly for the real estate equity business have been challenging and are likely to remain so in the short term," Mr Higgins said.

"Given the market conditions expected for the remainder of this financial year, the 2002 full year result for the U.S. Real Estate Investment Management business is now expected to be below the 2001 full year result, prior to the restructuring provisions raised in the prior year.

"Nevertheless, the U.S. real estate market remains an attractive and important investment market for us because it is the largest real estate market in the world, with the highest liquidity and it will undoubtedly return to growth. There have been some early economic indicators to suggest a recovery is on the way. However, the timing of any recovery is uncertain.

"While we don't expect the U.S. Real Estate Investment Management business to return to growth until 2003, our operations in Australia, Asia and Europe are well placed for continued growth in the second half of this year," Mr Higgins said.

David Ross, Global CEO of Real Estate Investment Management, will relocate to Atlanta by mid year to be better placed to drive global strategy.

Mr Ross said given the size and scope of the U.S. real estate and capital markets and Lend Lease's considerable activities there, the U.S.A. must be the operations centre of Lend Lease's global Real Estate Investment Management business.

"My focus will be on our global growth and working with our regional CEOs, including Fred Pratt who manages the U.S. businesses. In particular, I see tremendous opportunity for us to work together for the benefit of our international clients who would like access to U.S. investment opportunities, and for the benefit of our U.S. clients who, in addition to domestic investing, would like international opportunities," Mr Ross said.

"Based together in the U.S., David and Fred will now be able to collaborate and co-ordinate more closely on how we better service and perform for our clients," Mr Higgins said.

BUSINESS REPOSITIONING INITIATIVE

Lend Lease is making excellent progress in its business repositioning initiative that is identifying and implementing the most effective way of executing our business model. It is designed to ensure the company remains competitive, is properly positioned for future growth opportunities and delivers improved service and performance for clients.

Robert Tsenin, Lend Lease's Group Finance Director, said the business repositioning initiative is a major step in improving how Lend Lease operates the business and provides the best real estate solutions for clients, which will in turn position the company to gain market share and continued growth.

"We will be not be raising a restructure provision and all investments/costs connected with this initiative will be expensed," Mr Tsenin said.

"While the process will be fully complete by 30 June 2002, the full benefit of the initiative is expected to flow in the 2003 financial year and beyond," he said.

OTHER ACTIVITIES

The result for the six months to 31 December 2001 included the final Westpac hedge profit of $28.2 million after tax.

The result for the six months to 31 December 2001 also included $8.5 million after tax in earnings from the company's investment in IBM Global Services Australia compared to $3.9 million after tax for the six months to 31 December 2000.

EARNINGS OUTLOOK

Mr Higgins said the company is on track to deliver an after tax profit in 2002 in excess of $210 million, given no further material deterioration in market conditions.

"The December 2001 half year profit provides us with increased confidence that we can achieve that forecast, despite the extraordinary turbulence in the global economies of the past six months," Mr Higgins said.

"Considerable effort has been expended by our senior leadership team on our business repositioning initiative. This, along with the growth opportunities we have identified, will position us to deliver continued earnings growth in 2003," he said.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
02 9236 6116

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Lend Lease Corporation Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
32 000 226 228	✓		Half-year ended 31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A millions

Revenues from ordinary activities *(item 1.1)*	Up	8.5%	to	6,245.7
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	14.2%	to	161.7
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	Up	16.2%	to	126.4
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	Gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	16.2%	to	126.4

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*		
Interim dividend *(Half yearly report only - item 15.6)*	9¢	9¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	13¢	0¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	6 March 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A millions	Previous corresponding period - $A millions
1.1	Revenues from ordinary activities	6,245.7	5,757.6
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(6,006.8)	(5,520.8)
1.3	Borrowing costs	(43.0)	(49.1)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	**22.7**	**(1.3)**
1.5	**Profit (loss) from ordinary activities before tax**	**218.6**	**186.4**
1.6	Income tax on ordinary activities *(see note 4)*	(80.3)	(77.2)
1.7	**Profit (loss) from ordinary activities after tax**	**138.3**	**109.2**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**138.3**	**109.2**
1.10	Net profit (loss) attributable to outside +equity interests	(11.9)	(0.4)
1.11	**Net profit (loss) for the period attributable to members**	**126.4**	**108.8**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	2,749.9	3,819.9
1.13	Net profit (loss) attributable to members (*item 1.11*)	126.4	108.8
1.14	Net transfers to and from reserves		
1.15	Net effect of changes in accounting policies		
1.16	Dividends and other equity distributions paid or payable	(38.8)	(55.8)
1.16a	Dividend forgone pursuant to Share Election Plan	-	7.4
1.16b	Share buyback dividend	-	(1,138.5)
1.17	**Retained profits (accumulated losses) at end of financial period**	**2,837.5**	**2,741.8**

+ See chapter 19 for defined terms.

Profit restated to exclude amortisation of goodwill

		Current period $A millions	Previous corresponding period $A millions
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	173.6	142.0
1.19	Less (plus) outside +equity interests	(11.9)	(0.4)
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**161.7**	**141.6**

Profit (loss) from ordinary activities attributable to members

		Current period $A millions	Previous corresponding period $A millions
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	138.3	109.2
1.22	Less (plus) outside +equity interests	(11.9)	(0.4)
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**126.4**	**108.8**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A millions	Previous corresponding period $A millions
1.24	Details of revenue and expenses **REFER ATTACHMENT 1**		

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A millions (a)	Related tax $A millions (b)	Related outside +equity interests $A millions (c)	Amount (after tax) attributable to members $A millions (d)
2.1	Amortisation of goodwill	35.3			35.3
2.2	Amortisation of other intangibles	10.7			10.7
2.3	**Total amortisation of intangibles**	46.0			46.0
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	**Nil**			**Nil**

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A millions	Previous year - $A millions
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	Not applicable for Half Year	Not applicable for Half Year
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	Not applicable for Half Year	Not applicable for Half Year

Consolidated balance sheet

		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Current assets			
4.1	Cash	733.4	1,118.6	852.4
4.2	Receivables	2,083.2	2,509.1	2,727.7
4.3	Investments	328.7	118.9	159.8
4.4	Inventories	492.4	473.2	518.4
4.5	Other (provide details if material)	47.6	58.3	43.6
4.6	**Total current assets**	**3,685.3**	**4,278.1**	**4,301.9**
	Non-current assets			
4.7	Receivables	86.6	65.5	70.9
4.8	Investments (equity accounted)	136.2	106.2	144.4
4.9	Other investments	1,040.2	939.7	840.5
4.10	Inventories	874.8	815.7	939.0
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)			
4.12	Development properties (+mining entities)			
4.13	Other property, plant and equipment (net)	153.5	147.4	152.9
4.14	Intangibles (net)	1,160.6	1,122.5	1,149.9
	Other (provide details if material)			
	Management agreements	971.5	963.8	974.4
	FITB	565.9	535.8	439.0
4.15	Other	150.3	152.1	136.4
4.16	**Total non-current assets**	**5,139.6**	**4,848.7**	**4,847.4**
4.17	**Total assets**	**8,824.9**	**9,126.8**	**9,149.3**
	Current liabilities			
4.18	Payables	2,637.6	2,732.5	2,686.9
4.19	Interest bearing liabilities	32.6	132.0	125.2
4.20	Provisions	397.7	409.2	480.7
	Other (provide details if material)			
	Deferred settlement on acquisition	99.0	118.4	71.1
4.21	Other	108.4	242.6	164.1
4.22	**Total current liabilities**	**3,275.3**	**3,634.7**	**3,528.0**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Non-current liabilities			
4.23	Payables			
4.24	Interest bearing liabilities	1,277.4	1,295.9	1,306.0
4.25	Provisions	386.2	320.5	281.8
	Other (provide details if material)			
	Deferred settlement on acquisition	14.4	35.8	88.2
4.26	Other	109.8	172.5	297.9
4.27	**Total non-current liabilities**	**1,787.8**	**1,824.7**	**1,973.9**
4.28	**Total liabilities**	**5,063.1**	**5,459.4**	**5,501.9**
4.29	**Net assets**	**3,761.8**	**3,667.4**	**3,647.4**
	Equity			
4.30	Capital/contributed equity	779.5	765.8	753.0
4.31	Reserves	113.1	112.4	124.4
4.32	Retained profits (accumulated losses)	2,837.5	2,749.9	2,741.8
4.33	**Equity attributable to members of the parent entity**	**3,730.1**	**3,628.1**	**3,619.2**
4.34	Outside +equity interests in controlled entities	31.7	39.3	28.2
4.35	**Total equity**	**3,761.8**	**3,667.4**	**3,647.4**

4.36	Preference capital included as part of 4.33	**NIL**	**NIL**	**NIL**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A millions	Previous corresponding period - $A millions
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A millions	Previous corresponding period - $A millions
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Consolidated statement of cash flows

		Current period $A millions	Previous corresponding period - $A millions
	Cash flows related to operating activities		
7.1	Receipts from customers	6,280.4	5,033.2
7.2	Payments to suppliers and employees	(5,907.7)	(5,083.1)
7.3	Distributions from partnerships	11.7	11.0
7.4	Other dividends received	17.6	22.6
7.5	Interest and other items of similar nature received	23.1	86.5
7.6	Interest and other costs of finance paid	(51.0)	(54.1)
7.7	Income taxes paid	(89.9)	(663.4)
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**284.2**	**(647.3)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(20.4)	(29.3)
7.11	Proceeds from sale of property, plant and equipment	0.2	0.4
7.12	Payment for purchases of equity investments	(300.3)	(96.4)
7.13	Proceeds from sale of equity investments	81.7	64.4
7.14	Loans to other entities		(48.3)
7.15	Loans repaid by other entities	19.4	
7.16	Other		
	Proceeds from sale of controlled entities	5.7	
	Payment for acquisition of controlled entities	(173.9)	
	Purchase of management agreements	(8.4)	
7.17	**Net investing cash flows**	**(396.0)**	**(109.2)**

+ See chapter 19 for defined terms.

Consolidated statement of cash flows continued

		Current period $A millions	Previous corresponding period - $A millions
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	13.7	37.0
7.19	Proceeds from borrowings	306.4	1,039.1
7.20	Repayment of borrowings	(543.5)	(1,068.8)
7.21	Dividends paid	(34.5)	(163.9)
7.22	Other		
	Payments for share buybacks		(1,757.2)
	Other financing (Outside Equity Interest – return of capital)	(11.3)	
7.23	**Net financing cash flows**	**(269.2)**	**(1,913.8)**
7.24	**Net increase (decrease) in cash held**	(381.0)	**(2,670.3)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	1,118.6	3,483.8
7.26	Exchange rate adjustments to item 7.25.	3.8	38.9
7.26.1	Cash balances in controlled entities acquired	1.3	
7.26.2	Cash balances in controlled entities sold	(9.3)	
7.27	**Cash at end of period** *(see Reconciliation of cash)*	733.4	852.4

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A millions	Previous corresponding period - $A millions
8.1	Cash on hand and at bank	201.5	228.5
8.2	Deposits at call	531.9	601.0
	Bank overdraft		
8.3	Bank accepted and endorsed bills of exchange		22.9
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**733.4**	**852.4**

+ See chapter 19 for defined terms.

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	3.5%	3.2%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	3.7%	3.0%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	29.4	23.1
	(b) Diluted EPS (if materially different from (a))	N/A	N/A
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	430.1m	470.4m

NTA backing

(see note 7)		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	3.78	5.82

Details of specific receipts/outlays, revenues/ expenses

		Current period $A millions	Previous corresponding period - $A millions
12.1	Interest revenue included in determining item 1.5	19.6	88.4
12.2	Interest revenue included in item 12.1 but not yet received (if material)	Nil	Nil
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	2.6	4.8
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)		
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	19.6	13.6
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Delfin Group
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$6.5
13.3	Date from which such profit has been calculated	10 August 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$5.4

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

+ See chapter 19 for defined terms.

Segments   Refer Attachment 2

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	20 March 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	6 March 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	9¢	9¢	N/a¢
15.7	Previous year	13¢	0¢	N/a¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A¢	N/A¢
15.9	Preference +securities	¢	¢

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities

		Current period $A millions	Previous corresponding period - $A millions
15.10	+Ordinary securities	38.8	55.8
15.11	Preference +securities		
15.12	*Other equity instruments*		
15.13	**Total**	**38.8**	**55.8**

The +dividend or distribution plans shown below are in operation.

As previously announced, the Board has adopted a policy to commence in the 2001/2002 year where the company will only pay fully franked dividends. The level of franking credits is dependent upon the level of tax paid in Australia.

The last date(s) for receipt of election notices for the +dividend or distribution plans	6 March 2002

Any other disclosures in relation to dividends (distributions)

As approved by shareholders, effective from 31 October 1996 the company implemented a Share Accumulation Plan, one component of which was a share buyback program whereby the company bought back the number of shares equal to the number of new shares issued under the Dividend Reinvestment Plan (DRP), Share Purchase Plan (SPP) and Share Election Plan (SEP). There were no on-market buybacks undertaken during the period.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A millions	Previous corresponding period - $A millions
16.1	Profit (loss) from ordinary activities before income tax	24.2	(1.0)
16.2	Income tax on ordinary activities	(1.5)	(0.3)
16.3	**Profit (loss) from ordinary activities after income tax**	**22.7**	**(1.3)**
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**	22.7	(1.3)
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**	**22.7**	**(1.3)**

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A millions	Previous corresponding period- $A millions
17.2 Total	**Refer Attachment 3**			
17.3 Other material interests				
Westpac Banking Corp (sale of final tranches July 2001)	0.0%	2.2%	28.2	42.7
17.4 Total	0.0%	2.2%	28.2	42.7

In December 1998, Lend Lease effected share lending and hedging arrangements (the Arrangements) with Merrill Lynch relating to 40 million shares in Westpac Banking Corporation. The Arrangements effectively locked in the price of $10.05 per share enabling Lend Lease to realise the value of the investment, while retaining flexibility regarding timing of the ultimate disposal.

At 31 December 2001 all 40 million shares have been unwound from the Arrangements.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	430,866,601	430,866,601		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	1,249,306	1,249,306		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and declaration (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

The Consolidated Half Year Financial Report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Law, Accounting Standard AASB1029 "Interim Financial Reporting" and Urgent Issues Group consensus views.

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer Management's Discussion and Analysis of Financial Condition and Results of Operations for the half year ended 31 December 2001.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The dividend franking account balance at 31 December 2001 of $0.9 million (calculated to reflect the 30% tax rate) (December 2000 $1.0 million based on 34% tax rate) is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the proposed interim dividend.

As previously announced, the Board has adopted a policy to commence in the 2001/2002 year where the company will only pay fully franked dividends. The level of franking credits is dependent upon the level of tax paid in Australia.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final 'report in accordance with AASB 1001: Accounting Policies-Disclosure.)

- **Segment Reporting** – Lend Lease has applied the revised AASB 1005 "Segment Reporting" for the first time from 1 July 2001

- **Revenue from the Sale of Development Properties**
  Change in Basis of Application of Accounting Policy
  Effective 1 July 2001, the basis of revenue recognition for the sale of residential land was changed. Previously, Lend Lease recognised revenue for residential land sales upon exchange of unconditional sales contract. Lend Lease now recognises such revenue upon settlement of contract. The purposes of this change was to achieve consistency in revenue recognition on urban community projects following the acquisition of the Delfin Group.

  This change in accounting policy has resulted in a decrease in revenue for the period ended 31 December 2001 of $8.7 million. There was no impact on opening retained profits at 1 July 2001.

  Had the revised policy been applied in the previous financial year, the financial impact of the change in policy would be a reduction in revenue of $3.3 million for the period ended 31 December 2001 and $5.4 million for the year ended 30 June 2001.

- **Profit**
  Change in Basis of Application of Accounting Policy
  Effective 1 July 2001, the basis of profit recognition for the sale of residential land changed. Previously, Lend Lease recognised profits for residential land sales upon exchange of unconditional sales contract. Lend Lease now recognises such profit upon settlement of contract. The purpose of this change was to achieve consistency in profit recognition on Urban community projects following the acquisition of the Delfin Group.

  This change in accounting policy has resulted in a decrease in profit after tax for the period ended 31 December 2001 of $2.2 million. There was no impact on opening retained profits at 1 July 2001.

  Had the revised policy been applied in the previous financial year, the financial impact of the change in policy would be a reduction in profit after tax of $0.9 million for the period ended 31 December 2001 and $1.3 million for the year ended 30 June 2001.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1 Number of units held by the management company or responsible entity or their related parties.

19.2 A statement of the fees and commissions payable to the management company or responsible entity.

Identify:

- initial service charges
- management fees
- other fees

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable for half year
Date	Not applicable for half year
Time	Not applicable for half year
Approximate date the +annual report will be available	Not applicable for half year

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: S. Sharpe Date: 21/2/2002
(~~Director~~/Company Secretary)

Print name: S J SHARPE

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A millions headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A millions headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and *must do so if the information is material to an understanding of the reports.* The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 1
HALF YEAR ENDED 31 DECEMBER 2001

REVENUE AND EXPENSES FROM ORDINARY ACTIVITES

		Consolidated	
	Dec 2001 6 months $m	Dec 2000 6 months $m	June 2001 12 months $m
REVENUE FROM ORDINARY ACTIVITIES			
Revenue from the sale of development properties (1)	670.2	343.7	568.9
Revenue from the provision of services	5,349.2	4,841.5	9,996.8
Other revenues from ordinary activities	226.3	572.4	888.1
Total revenue from ordinary activities	**6,245.7**	**5,757.6**	**11,453.8**
EXPENSES FROM ORDINARY ACTIVITIES			
Cost of development properties sold (1)	(593.1)	(271.8)	(468.5)
Project and construction management costs	(4,581.4)	(4,123.3)	(8,617.0)
Employee expenses	(464.8)	(437.2)	(921.5)
IT related expenses	(29.4)	(21.3)	(60.5)
Occupancy expenses	(54.8)	(52.5)	(109.8)
Professional fees	(43.5)	(38.4)	(104.6)
Cost of investments sold	(54.8)	(63.8)	(144.7)
Net provisions raised	(36.2)	(149.9)	(277.7)
Other expenses	(83.2)	(305.3)	(293.2)
Total expenses from ordinary activities	**(5,941.2)**	**(5,463.5)**	**(10,997.5)**
Share of net profit of associates accounted for using the equity method	19.1	4.8	0.4
Share of net profit/(loss) of joint venture entities using the equity method	3.6	(6.1)	(3.4)
Earnings before borrowing costs, tax, depreciation and amortisation	327.2	292.8	453.3
Depreciation on property, plant and equipment and leasehold improvements	(19.6)	(13.6)	(36.0)
Amortisation of goodwill	(35.3)	(32.8)	(65.5)
Amortisation of management agreements	(10.2)	(9.3)	(19.7)
Amortisation of other intangibles	(0.5)	(1.6)	(7.0)
Borrowing costs	(43.0)	(49.1)	(84.6)
Profit before tax from ordinary activities	**218.6**	**186.4**	**240.5**
Income tax expense relating to ordinary activities	(80.3)	(77.2)	(83.0)
Profit after tax from ordinary activities	**138.3**	**109.2**	**157.5**
Ordinary profit after tax attributable to outside equity interests	(11.9)	(0.4)	(6.1)
NET PROFIT ATTRIBUTABLE TO MEMBERS OF LEND LEASE CORPORATION LIMITED	**126.4**	**108.8**	**151.4**
Non owner transaction changes in equity			
Increase/(decrease) in Foreign Currency Translation Reserve	0.7	7.3	(4.7)
Total changes in equity from non owner related transactions attributable to the members of the parent entity	127.1	116.1	146.7
(1) Revenue from the sale of development properties	670.2	343.7	568.9
Cost of development properties sold	(593.1)	(271.8)	(468.5)
Gross profit from the sale of development properties	**77.1**	**71.9**	**100.4**
Dividend payout ratio (%)	30.7	51.2	59.6
Dividend per share (cents)	9.0	13.0	21.0
Basic earnings per share (cents)	29.4	23.1	33.7

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 2
HALF YEAR ENDED 31 DECEMBER 2001
SEGMENT REPORTING

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included in the Half Year Consolidated Financial Report.

BUSINESS SEGMENT SUMMARY

	Segment Operating Revenue		Non Segment Operating Revenue (1)		Group Operating Revenue		Segment Operating Profit/(Loss) Before Tax		Non Segment Operating Profit/(Loss) Before Tax (1)		Group Operating Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Bovis Lend Lease	4,912.2	4,424.7	22.7		4,934.9	4,424.7	78.8	65.8	2.6		81.4	65.8	48.8	41.2	3,244.3	3,438.1
Property Development	687.5	602.7		19.2	687.5	621.9	40.7	(14.3)	16.8	19.2	57.5	4.9	34.5	3.3	1,573.9	1,642.8
Total Real Estate Solutions	**5,599.7**	**5,027.4**	**22.7**	**19.2**	**5,622.4**	**5,046.6**	**119.5**	**51.5**	**19.4**	**19.2**	**138.9**	**70.7**	**83.3**	**44.5**	**4,818.2**	**5,080.9**
Real Estate Investments	**493.4**	**475.1**	**29.1**	**22.9**	**522.5**	**468.6**	**120.9**	**82.7**		**22.9**	**120.9**	**105.6**	**86.7**	**77.9**	**3,582.8**	**3,216.0**
Total Core Real Estate	**6,093.1**	**5,502.5**	**51.8**	**42.1**	**6,144.9**	**5,515.2**	**240.4**	**134.2**	**19.4**	**42.1**	**259.8**	**176.3**	**170.0**	**122.4**	**8,401.0**	**8,296.9**
Non Core Businesses/ One-Off Items																
Capital Services	3.2				3.2	29.4	1.2	23.0			1.2	23.0	0.9	9.4	24.9	33.8
IT+T and eBusiness Investments	6.3	5.9	4.1		10.4	5.9	6.3	(41.4)	4.1		10.4	(41.4)	8.5	(28.6)	67.3	83.6
Equity Investments	61.9	99.0			61.9	99.0	39.3	61.3			39.3	61.3	28.2	42.8		22.5
Total Non Core Business	**71.4**	**104.9**	**4.1**	**-**	**75.5**	**134.3**	**46.8**	**42.9**	**4.1**	**-**	**50.9**	**42.9**	**37.6**	**23.6**	**92.2**	**139.9**
Corporate																
Group Services	2.0	8.2	3.7	11.5	5.7	19.7	(47.7)	(41.0)	3.7	11.5	(44.0)	(29.5)	(39.3)	(26.5)		
Group Amortisation							(40.4)	(40.2)			(40.4)	(40.2)	(40.4)	(40.2)		
Group Treasury	19.6	88.4			19.6	88.4	(7.7)	36.9			(7.7)	36.9	(1.5)	29.5	331.7	690.0
Total Corporate	**21.6**	**96.6**	**3.7**	**11.5**	**25.3**	**108.1**	**(95.8)**	**(44.3)**	**3.7**	**11.5**	**(92.1)**	**(32.8)**	**(81.2)**	**(37.2)**	**331.7**	**690.0**
Total Operating	**6,186.1**	**5,704.0**	**59.6**	**53.6**	**6,245.7**	**5,757.6**	**191.4**	**132.8**	**27.2**	**53.6**	**218.6**	**186.4**	**126.4**	**108.8**	**8,824.9**	**9,126.8**

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, certain items of revenue and expenses cannot be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses. Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the change was a decrease in total segment revenue of $142.0 million and a decrease in total comparative segment profit before tax of $6.5 million.

BUSINESS GEOGRAPHICAL SEGMENT SUMMARY

	Segment Operating Revenue		Non Segment Operating Revenue (1)		Group Operating Revenue		Segment Operating Profit/(Loss) Before Tax		Non Segment Operating Profit/(Loss) Before Tax (1)		Group Operating Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Australia & Pacific	923.1	1,027.4	10.0	29.9	933.1	1,057.3	81.0	(39.3)	7.8	29.9	88.8	(9.4)	54.2	(23.8)	1,160.0	1,064.7
North America	3,315.2	2,952.7		4.5	3,315.2	2,957.2	98.4	83.3		4.5	98.4	87.8	65.3	68.6	4,731.2	4,497.2
Asia	193.3	184.9			193.3	184.9	8.1	3.5			8.1	3.5	3.5	1.9	441.2	437.9
Europe	1,734.9	1,450.6	49.6	19.2	1,784.5	1,469.8	52.0	88.6	19.4	19.2	71.4	107.8	45.3	72.8	2,160.8	2,437.0
Group Amortisation							(40.4)	(40.2)			(40.4)	(40.2)	(40.4)	(40.2)		
Group Treasury	19.6	88.4			19.6	88.4	(7.7)	36.9			(7.7)	36.9	(1.5)	29.5	331.7	690.0
Total Operating	**6,186.1**	**5,704.0**	**59.6**	**53.6**	**6,245.7**	**5,757.6**	**191.4**	**132.8**	**27.2**	**53.6**	**218.6**	**186.4**	**126.4**	**108.8**	**8,824.9**	**9,126.8**

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, certain items of revenue and expenses cannot be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses. Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the change was a decrease in total comparative segment revenue of $142.0 million and a decrease in total comparative segment profit before tax of $6.5 million.

All interest costs and revenues of the Lend Lease Group not directly relating to a specific project are reported under Corporate (Group Treasury) for the purposes of segment reporting.

The principal activities of each business segment are:

REAL ESTATE SOLUTIONS

The Group's Real Estate Solutions business encompasses two major business activities as follows:

BOVIS LEND LEASE (BLL)

Real estate project management, project design and construction management. In addition this business segment is responsible for the creation and management of Private Finance Initiatives (PFI) and Build Operate Transfer projects (BOT).

PROPERTY DEVELOPMENT

All aspects of property development from concept through design, planning, construction, financing and leasing to eventual sale.

REAL ESTATE INVESTMENTS

Management of real estate investment funds, limited partnerships and trusts on behalf of clients (including acquiring, managing and selling investments); co-investment in funds or real estate assets, portfolio management, origination and servicing of commercial mortgages, resolution of sub-performing and non-performing commercial mortgages, shopping centre leasing, management and redevelopment and acting as financial advisor and arranger of project finance and related services.

CAPITAL SERVICES

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers; and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T AND eBUSINESS INVESTMENTS

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

EQUITY INVESTMENTS

Lend Lease's strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

CORPORATE

Group Treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in the other items segment, irrespective of where those costs are incurred.

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 3
HALF YEAR ENDED 31 DECEMBER 2001

EQUITY ACCOUNTING – ASSOCIATES & JOINT VENTURES

		Interest		Share of Associates' Profit/(Loss) After Tax [1]		Book Value	
	Balance Date	Dec 2001 %	June 2001 %	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
ASSOCIATES							
PROPERTY DEVELOPMENT							
Tres Aguas (Paseo Commercial Carlos III), Madrid	31 Dec	49.3%	49.3%	(0.1)		19.6	18.8
Chelverton Properties Limited	31 Mar	50%	50%			15.0	15.0
Retirement by Design Pty Ltd [3]	30 Jun	50%		1.4		7.9	
Forest Gardens Residential Land Development [3]	30 Jun	50%				7.2	
Caroline Springs Joint Venture [3]	30 Jun	50%		1.4		2.4	
Delcorp Property Trust [3]	30 Jun	50%		1.6		1.6	
Wattle Grove Development [3]	30 Jun	50%		1.3		1.6	
Golden Grove Development [3]	30 Jun	50%		0.4		1.0	
Bonafacio Construction Management	30 Jun	40%	40%	0.1		0.6	0.5
Jacobs Lend Lease	30 Jun	50%	50%	1.1	1.1	0.2	2.9
THI plc	31 Dec	25%	25%				
Tuas View Development Pte Ltd	31 Mar	35%	35%				
Forest Lake Village Pty Ltd [3]	30 Jun	50%					
REAL ESTATE INVESTMENTS							
LLM Inversiones I, S.A. de C.V.	30 Jun	32.3%	32.3%	1.3		21.0	19.7
Lend Lease Porto Retail (Arrabida Shopping Centre) [4]	31 Dec		50%	3.8	1.0		3.0
Kiwi Property Group	31 Mar	50%	50%	0.9	0.8	14.5	14.7
Lend Lease Rosen Real Estate Securities, LLC	31 Dec	50%	50%	2.8	1.6	7.2	6.8
Lend Lease Mexico	30 Jun	50%		0.9		6.3	
DPT Operator	30 Jun	50%	50%	0.7	(1.3)	3.6	2.9
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50%	50%	1.8	1.1	1.3	3.0
Morrisons [4]	31 Mar		25%				1.6
Generali LL	30 Jun	49.5%	49.5%	(0.2)			0.2
Thailand Pavilion Fund LL	30 Jun	39%	39%				
PRIVATE FINANCE INITIATIVES (PFI's)							
Catalyst Healthcare (Calderdale) plc	31 Mar	50%	50%	0.3		0.7	0.4
Exchequer Partnership	31 Mar	42.5%	42.5%			0.5	0.6
Catalyst Healthcare (Worcester) plc	31 Mar	50%	50%	(0.3)		0.1	0.4
Other Associates [2]				(0.1)	0.5	0.6	0.7
				19.1	**4.8**	**112.9**	**91.2**

(1) Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.

(2) Other Associates relate to associates whose size and impact on the results for the period are not significant, separately or in aggregate and therefore no further disclosures have been made.

(3) Acquired as part of the Delfin Group acquisition.

(4) Sold during the financial period.

ASSOCIATES continued

	Dec 2001 $m	June 2001 $m
RESULTS OF ASSOCIATES		
Share of associates' ordinary profit before income tax	20.6	0.2
Share of associates' income tax (expense)/benefit attributable to ordinary profit	(1.3)	0.4
Share of associates' net profit – as disclosed by associates	**19.3**	**0.6**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements	(0.2)	(0.6)
Borrowing costs capitalised		0.4
Share of associates' net profit – equity accounted	**19.1**	**0.4**
SHARE OF POST ACQUISITION RETAINED PROFITS AND RESERVES ATTRIBUTABLE TO ASSOCIATES		
RETAINED PROFITS		
Share of associates' retained profits at the beginning of the financial period	0.3	9.8
Share of net profit of associates	19.1	0.4
Effect of exchange rate movements	(0.2)	
Dividends from associates	(15.9)	(9.9)
Disposal of associate	(2.5)	
Share of associates' retained profits at end of financial period	**0.8**	**0.3**
MOVEMENTS IN CARRYING AMOUNTS OF INVESTMENTS		
Carrying amount of investments in associates at the beginning of the financial period	91.2	105.0
Acquisition through entity acquired during the financial period	29.4	
Investment in associates acquired during the financial period	8.6	21.7
Share of associates' net profit	19.1	0.4
Dividends received from associates	(15.9)	(9.9)
Other non profit distributions from associates	(12.1)	
Sale of associates	(6.3)	(25.2)
Other adjustments [(1)]	(1.1)	(0.8)
Carrying amount of investments in associates at end of financial period	**112.9**	**91.2**
COMMITMENTS		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable:		
Due within 1 year	0.3	0.2
Due between 1 and 5 years	0.8	0.9
Due later than 5 years		0.3
	1.1	**1.4**
CONTINGENT LIABILITIES		
Share of associates' contingent liabilities	-	-
SUMMARY OF FINANCIAL POSITION OF ASSOCIATES		
Current assets	270.7	251.4
Non current assets	480.7	469.5
Total assets	**751.4**	**720.9**
Current liabilities	95.5	128.3
Non current liabilities	553.8	528.1
Total liabilities	**649.3**	**656.4**
Net assets – as reported by associates	102.1	64.5
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)	(5.4)	6.6
Management agreements (net of amortisation)	16.2	20.1
Net assets – equity adjusted	**112.9**	**91.2**

(1) Includes exchange rate movement.

JOINT VENTURES

JOINT VENTURE ENTITIES

	Principal Activities	Balance Date	Share of Profit/(Loss) After Tax Dec 2001 $m	Share of Profit/(Loss) After Tax Dec 2000 $m	Interest Dec 2001 %	Interest June 2001 %	Book Value Dec 2001 $m	Book Value June 2001 $m
Fox Studios Australia Partnership [1]	Property Development	30 June	(1.3)	(11.9)	50%	50%	14.7	15.0
Pyrmont Trust [2]	Property Development	30 June	2.6	5.7	50%	50%	13.3	13.3
MLLVC Partnership – Precinct 3 [2]	Property Development	30 June	0.7	(0.1)	50%	50%	11.6	8.9
Mawson Lakes Economic Development Project [3]	Property Development	31 Dec	0.7		50%		7.5	
Jacobs Lend Lease Ireland	Capital Infrastructure	30 June	0.7		50%		1.0	
Bovis Projects (Kuwait)	Capital Infrastructure	30 Dec	0.2		60%	60%	0.1	
Prospect Water Partnership [4]	Capital Infrastructure	31 Dec		0.2				
Other Joint Ventures [5]								
			3.6	**(6.1)**			**48.2**	**37.2**

(1) Represents pre-tax loss which forms part of Lend Lease's assessable income.
(2) Disclosed in inventories.
(3) At June 2001, 25% was held and disclosed as a Joint Venture Operations. An additional 25% was acquired through the acquisition of Delfin and combined amount now disclosed as a Joint Venture Entity
(4) The interest in the partnership was sold during the year to June 2001.
(5) Other Joint Ventures include MVIC Finance 2, Aena and Cotas. Their size and impact on the results for the period in Joint Ventures as listed are not significant, separately or in aggregate and therefore no further disclosures have been made.

	Dec 2001 $m	June 2001 $m
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	105.0	108.0
Non current assets	367.6	366.5
Total assets	**472.6**	**474.5**
Current liabilities	102.6	197.6
Non current liabilities	321.8	239.7
Total liabilities	**424.4**	**437.3**
Other adjustments	**-**	**-**
Share of net assets – equity adjusted	**48.2**	**37.2**
Lend Lease's share of the results of joint venture entities consists of:		
Revenue	144.3	101.3
Expenses	(140.5)	(104.6)
Profit/(loss) before tax	**3.8**	**(3.3)**
Income tax expense	(0.2)	(0.1)
Net profit/(loss) after tax	**3.6**	**(3.4)**

JOINT VENTURES continued

JOINT VENTURE ENTITIES continued

	Dec 2001 $m	June 2001 $m
Share of post-acquisition retained profits attributable to joint venture entities:		
Share of joint venture entities' retained losses at beginning of period	(15.3)	(9.1)
Transfer from joint venture operations to entities	1.5	
Share of joint venture entities' net profit/(loss)	3.6	(3.4)
Drawings from partnerships	(2.7)	(2.6)
Investment in joint venture entities sold during the period		(0.2)
Share of joint venture entities' retained losses at end of period	**(12.9)**	**(15.3)**
Movements in carrying amount of joint venture entities:		
Carrying amount at the beginning of financial period	37.2	94.6
Acquisition through entity acquired during financial period	3.8	
Transfer from Joint Venture operations to entities	3.9	
Contributions to the joint venture entities	3.0	24.0
Share of joint venture entities' profit/(loss)	3.6	(3.4)
Drawings from the joint venture entities	(2.7)	
Other non-profit distributions from joint ventures	(2.5)	
Other adjustments to carrying value	1.9	39.9
Provision for diminution		(90.6)
Proceeds from sale of investments		(27.3)
Carrying amount at end of financial period	**48.2**	**37.2**

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT 4
HALF YEAR ENDED 31 DECEMBER 2001

INCOME TAX

	Consolidated		
	Dec 2001 $m	Dec 2000 $m	June 2001 $m
TAXATION			
INCOME TAX EXPENSE			
Profit before tax from ordinary activities	218.6	186.4	240.5
Prima facie income tax expense at 30% (June 2001 34%) of profit from ordinary activities	**65.6**	**63.4**	**81.8**
Tax effect of permanent differences:			
Rebateable dividends	(2.5)	(3.8)	(7.6)
Non assessable income	(1.0)	(1.5)	(4.2)
Variation in overseas tax rates	1.3	(1.8)	(6.1)
Amortisation expense	1.5	3.2	3.6
Equity accounted profits	(3.9)	(1.6)	(0.1)
Non allowable expenses	8.9	4.7	10.2
Non assessable capital gains	(0.8)	(1.8)	(3.0)
Other	3.7	1.3	0.9
	7.2	**(1.3)**	**(6.3)**
Income tax expense for current financial period	**72.8**	**62.1**	**75.5**
Restatement of deferred tax balances due to change in Australian corporate income tax rate		5.9	3.4
Income tax under provided in previous financial periods	7.5	9.2	4.1
Total income tax expense	**80.3**	**77.2**	**83.0**
Effective tax expense rate	**36.7%**	**41.4%**	**34.5%**

Lend Lease
CORPORATION

File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 February 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: One hundred and fifteen (115) pages

Dear Sir

Re: Stock Exchange Announcement
Consolidated Half Year Financial Report

Attached is a copy of the Consolidated Half Year Financial Report for Lend Lease Corporation Limited for the half year ended 31 December 2001 as lodged with the Australian Securities and Investments Commission.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Attach

Lend Lease Corporation Limited
HALF YEAR CONSOLIDATED FINANCIAL REPORT
31 DECEMBER 2001

Lend Lease Corporation Limited

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

31 DECEMBER 2001

CONTENTS **PAGE**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

(Note: In this announcement all figures are expressed in Australian dollars unless otherwise specified)

The following discussion and analysis is based on the Group's Consolidated Financial Statements at December 2001, and should be read in conjunction with those Financial Statements.

OVERVIEW

KEY FACTORS

Lend Lease is a diversified real estate services group with operations in 41 countries. Its principal operations are in Australia, USA and UK. Some of the key factors influencing the business are the state of investment and real estate markets, the level of construction activity, global economic conditions, interest rates, taxation, and regulatory legislation. However, because the Group's operations consist of providing diversified services to a broad range of clients with wide geographic spread, no one factor, in management's opinion, determines the Group's financial condition or the profitability of its operations.

OPERATING PERFORMANCE

		December 2001	December 2000	Increase/ (Decrease)	% Increase/ (Decrease)
Operating revenue	$m	6,245.7	5,757.6	488.1	8.5
EBITDA[1]	$m	314.8	204.4	110.4	54.0
Operating profit before tax	$m	218.6	186.4	32.2	17.3
Operating profit after tax	**$m**	**126.4**	**108.8**	**17.6**	**16.2**
Earnings per share	cents	29.4	23.1	6.3	27.3
Return on equity for the half year	%	3.4	3.0	0.4	13.3
Effective tax rate	%	36.7	41.4	(4.7)	(11.4)

(1) EBITDA equals earnings before interest revenue, interest expense, income tax expense, depreciation, and amortisation.

Operating revenue increased 8.5% ($488.1 million) for the period ended December 2001 as compared to the corresponding period, largely due to an increase in Bovis Lend Lease's revenue of $510.2 million.

EBITDA increased 54% ($110.4 million) for the period ended December 2001 as compared to the corresponding period. The major components of the movement in EBITDA are outlined below.

	December 2001 $m	December 2000 $m	Increase/ (Decrease) $m
EBITDA MOVEMENT – MAJOR COMPONENTS			
Real Estate Solutions (RES)			
Bovis Lend Lease	92.9	73.2	19.7
Property Development			
Bluewater		70.4	(70.4)
Fox Studios		(90.0)	90.0
Other Property Development	59.1	25.6	33.5
Total Property Development	59.1	6.0	53.1
Total Real Estate Solutions	**152.0**	**79.2**	**72.8**
Real Estate Investments (REI)	**132.5**	**109.8**	**22.7**
Other			
Capital Services	1.2	23.0	(21.8)
CoolSavings, Inc.		(33.0)	33.0
Other investments	49.7	61.5	(11.8)
Other	(20.6)	(36.1)	15.5
Total EBITDA	**314.8**	**204.4**	**110.4**

The increase in EBITDA is largely attributable to:

- An increase of $19.7 million in EBITDA from Bovis Lend Lease, primarily in the North American segment which increased EBITDA by $18.1 million;
- A decrease of $70.4 million in EBITDA from the Bluewater development, principally due to the sale of 10% of this asset in the December 2000 financial period;

OPERATING PERFORMANCE continued

- An increase of $90.0 million in EBITDA from Fox Studios due to provisions of this amount raised in the corresponding period;
- An increase of $33.5 million in EBITDA from Other Property Development due to the sale of Touchwood, Solihull of $28.3 million, increased residential and commercial sales from the Newington, Olympic Village project of $21.4 million and increased sales from the Australian Urban Communities business of $14.6 million (including the results of Delfin from the date of acquisition on 10 August 2001). The prior period included EBITDA from the sale of Lend Lease's interest in Aurora Place of $29.7 million;
- An increase of $22.7 million in EBITDA from Real Estate Investments is attributable to an increase from REI Europe of $11.7 million (including the sale of Arrabida of $13.2 million), and an increase from REI US of $3.4 million, REI Asia of $4.5 million and REI Australia of $3.1 million;
- A decrease of $21.8 million in EBITDA from Capital Services related to the sale of Lend Lease's remaining interest in the Prospect Water Partnership in the December 2000 period.
- An increase of $33.0 million in EBITDA from CoolSavings, Inc. due to provisions of this amount raised in the corresponding period.
- A decrease of $11.8 million in EBITDA from Other Investments mainly related to the reduced number of Westpac shares unwound under the Hedge Arrangements; and
- An increase of $15.5 million in EBITDA from Other mainly related to hedging benefits arising in Group Treasury and reductions in net corporate costs.

The higher EBITDA for the period ended December 2001 compared to the corresponding period resulted in an increase in profit after tax of $17.6 million. EBITDA increased by a greater proportion than profit after tax mainly because profit after tax in the corresponding period included interest revenue of $60.9 million compared to $12.7 million for the December 2001 period.

The effective tax rate was 36.7% in the December 2001 financial period as compared to 41.4% in the corresponding period. The decrease is primarily due to the reduction in the Australian corporate tax rate from 34% to 30% effective 1 July 2001.

Earnings per share (EPS) increased 27.3% to 29.4 cents for the period ended December 2001 from 23.1 cents for the corresponding period. The percentage increase in EPS is higher than the increase to the operating profit after tax. This is due to the EPS calculation being based on the weighted average number of shares on issue during the period, not on the number shares outstanding at period end. During the period to December 2000 shares on issue reduced by 88.3 million (17.3% of shares on issue at 30 June 2000) following the share buyback completed in October 2000 but the weighted number of shares as calculated under accounting standards decreased by only 39.6 million.

Return on equity (ROE) for the period ended December 2001 was 3.4% compared to 3.0% for the corresponding period. The increase in the ROE was principally due to an increase in overall profit after tax to $126.4 million from $108.8 million.

A comparison of ROE and EPS based on earnings before and after amortisation is detailed below:

		December 2001		December 2000	
		Before Amortisation	After Amortisation	Before Amortisation	After Amortisation
Return on equity for the half year	%	4.4	3.4	4.1	3.0
Earnings per share	cents	38.8	29.4	31.7	23.1

An interim fully franked dividend of 9 cents per share will be paid on 20 March 2002 (13 cents per share unfranked paid on 14 March 2001). The dividend payout ratio is 30.7% (December 2000 financial period 51.2%). The Company's dividend policy is to only pay dividends up to the extent of available franking credits. The balance of franking credits as at December 2001 was $0.9 million.

SEGMENT RESULTS

The financial results presented below are split into three segments. The first two segments consist of the core global real estate businesses – Real Estate Solutions (consisting of project management, construction management, development and project finance) and Real Estate Investments (consisting of investment management and asset management). These two businesses are linked but independently managed to ensure focus on their clients' needs and the development of the necessary specialist skills.

The third segment, Non-Core Businesses, consists of those businesses that are not core to the future global real estate strategy. This segment includes Capital Services, Equity Investments, IT+T and eBusiness Investments.

The following table provides segment results for the December 2001 financial period. Each segment is reviewed in detail below. It should be noted that the segment results of the operating businesses exclude financing costs (which are included in Group Treasury) and amortisation charges.

SEGMENT RESULTS continued

BUSINESS SEGMENT SUMMARY

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Bovis Lend Lease	4,934.9	4,424.7	81.4	65.8	48.8	41.2	3,244.3	3,438.1
Property Development	687.5	621.9	57.5	4.9	34.5	3.3	1,573.9	1,642.8
Total Real Estate Solutions (RES)	**5,622.4**	**5,046.6**	**138.9**	**70.7**	**83.3**	**44.5**	**4,818.2**	**5,080.9**
Real Estate Investments	**522.5**	**468.6**	**120.9**	**105.6**	**86.7**	**77.9**	**3,582.8**	**3,216.0**
Total Core Real Estate	**6,144.9**	**5,515.2**	**259.8**	**176.3**	**170.0**	**122.4**	**8,401.0**	**8,296.9**
Non Core Businesses								
Capital Services	3.2	29.4	1.2	23.0	0.9	9.4	24.9	33.8
IT+T and eBusiness Investments	10.4	5.9	10.4	(41.4)	8.5	(28.6)	67.3	83.6
Equity Investments	61.9	99.0	39.3	61.3	28.2	42.8		22.5
Total Non Core Business	**75.5**	**134.3**	**50.9**	**42.9**	**37.6**	**23.6**	**92.2**	**139.9**
Corporate								
Group Services	5.7	19.7	(44.0)	(29.5)	(39.3)	(26.5)		
Group Amortisation			(40.4)	(40.2)	(40.4)	(40.2)		
Group Treasury	19.6	88.4	(7.7)	36.9	(1.5)	29.5	331.7	690.0
Total Corporate	**25.3**	**108.1**	**(92.1)**	**(32.8)**	**(81.2)**	**(37.2)**	**331.7**	**690.0**
Total	**6,245.7**	**5,757.6**	**218.6**	**186.4**	**126.4**	**108.8**	**8,824.9**	**9,126.8**

REAL ESTATE SOLUTIONS (RES)

The Group's Real Estate Solutions business encompasses two major business activities: Bovis Lend Lease (BLL) (Project and Construction Management) and Lend Lease Property Development.

BUSINESS MANAGEMENT STRUCTURE

In all regions, the BLL and Property Development businesses have been combined under the same management team thereby providing to clients an integrated solutions-based capability. The RES business is now organised regionally (Asia Pacific, Europe/Middle East/Africa and Americas). There is one global business unit, Global Markets Group, which currently focuses on project and construction management in the Pharmaceutical and Microelectronics sectors.

Key customers are managed on a global or pan-regional basis via a formal account management structure through each of the above business units.

BOVIS LEND LEASE (BLL)

The principal activities of this business segment are real estate project management, project design and construction management. This business segment is also responsible for Private Finance Initiatives (PFI) and Build Operate Transfer (BOT) projects.

BLL has global scale and capacity, an increasing repeat client base and continues to pursue long term, fully integrated PFI and BOT projects. As noted below, this is expected to result in a growing percentage of recurrent profit streams. In addition, BLL has significant linkages with the other Lend Lease businesses, either as a supplier of services to them, or working jointly with them on Group initiatives (such as major development projects like Victoria Harbour in Melbourne).

At December 2001, the business had a committed Backlog Gross Profit Margin (Backlog GPM) of $606.6 million, including Facilities Management (FM) Backlog GPM of $34.5 million which has been included in Backlog GPM for the first time. Backlog GPM as at June 2001, which did not include FM Backlog GPM, was $518.2 million.

Construction costs are typically funded by progress payments from clients and accordingly the business does not require significant amounts of capital. The profitability of the business is most directly related to the level of construction activity and the fees and margins negotiated on a contract-by-contract basis.

FOCUS ON ANNUITY PROFIT STREAMS

BLL's strategy is to dampen earnings volatility typically evident in the project and construction management business through a combination of industry/client/geographic diversification. The increasing number of PFI/BOT projects which have a longer duration of Backlog GPM and BLL's strong client relationships, provides some earnings predictability in future years. Also as a result of its broad service offering, BLL is not overly dependent on any particular industry sector or client.

PFI/BOT projects generate Backlog GPM which is likely to extend beyond five years via formal contractual agreements. In some cases PFI/BOT contracts extend beyond twenty five years as in the case of Fort Hood where the contract extends to fifty years. The contracts usually involve the partnership of various companies and sector specialists who together finance, design, build and operate major facilities before handing them over to another investing party. PFI/BOT-type projects are particularly suited to major infrastructure projects developed by governments. *BLL's role in PFI/BOT contracts is primarily that of equity partner, overall* coordinator and principal contractor which involves taking design and build risk. Operational risk is generally transferred to a specialist operator, except for property facilities management which is undertaken by BLL.

As shown in the following table, BLL had $10.0 million (June 2001: $25.5million) of equity invested in PFI/BOT projects at December 2001. The reduction in equity invested in PFI/BOT projects since June 2001 is principally due to the sale of BLL's investment in the Da Chang Water Treatment Plant in China.

Summary of PFI/BOT Projects

	Equity Investment at December 2001 (1) $m	Expected Maximum Investment Equity (1) $m	Expected Cost of Asset at Completion $m
PFI			
Calderdale Hospital (construction completed)	4.9	4.9	215.0
Worcester Hospital (construction completed)	4.4	4.4	225.0
Hexham Hospital (construction commenced in the period)	0.1	2.0	75.0
The Treasury Offices (under construction - 80% complete)	0.6	8.1	305.0
Lincoln Schools (construction commenced in the period)		2.9	30.0
BOT			
Fort Hood (construction commenced in the period)		8.6	500.0
Total	**10.0**	**30.9**	**1,350.0**

(1) Equity investment includes subordinated loans.

FOCUS ON ANNUITY PROFIT STREAMS continued

To date, most PFI/BOTs in the UK have been in the public sector. A major thrust of BLL's PFI activity in the UK is in the healthcare sector. There were delays in awarding healthcare PFI contracts while the contractual approach to services in these facilities was being reviewed. These delays have now been resolved and decisions on the contracts, for which BLL is bidding, are expected in the second half of the year. Other sectors where BLL is actively involved in the UK include education and military housing.

In the US, Lend Lease Actus finalised the contract with the US Army in relation to the privatisation of Fort Hood, Texas, which includes rehabilitation and reconstruction of approximately 5,000 existing units and construction of approximately 1,000 new homes. Total client capital spend is expected to exceed USD250.0 million. The management contract extends for a period of fifty years.

BLL also has strong relationships, in some cases by formal alliance agreements, with a number of key clients (for example the BP /BLL Alliance). These clients, all of whom have a large capital spend, may operate either globally or regionally. These relationships have generated a significant, regular and predictable workflow, thereby further enhancing Lend Lease's annuity profit stream.

REVENUE

BLL enters into a wide variety of contract types, from Fee Services contracts, where only the fee is recorded as revenue, to Construction Services contracts, where the full value of the project, including third-party costs (pass-through revenue), is recorded as revenue (refer to Definitions for further explanation). Higher volumes of revenue are usually indicative of Construction Services contracts as BLL usually records the entire project revenues through its books for this type of contract. Recorded revenues do not necessarily provide a good measure of the volume of work undertaken due to the significant component of Fee Services contracts. As a consequence of the pass-through revenue recognised under Construction Services contracts, the ratio of operating profit to revenue is not considered by management to be a useful measure of performance. The level of revenue in the business is, however, a reasonable indicator of the level of cash flowing through the business in a period. Management believe Realised Gross Profit Margin (Realised GPM) is the more appropriate indicator of profitability.

BLL's revenues includes a higher proportion of Construction Services revenues, whereas Realised GPM is comprised of a more equal weighting between Fee Services and Construction Services contracts. Approximately 54% of Realised GPM in the period is related to Construction Services.

Set out below is a summary of revenues by business unit.

	Operating Revenue	
	Dec 2001 $m	Dec 2000 $m
Asia Pacific	707.1	728.3
Americas	2,677.5	2,543.1
Europe	1,192.6	1,002.0
Global Markets	357.7	151.3
Total Bovis Lend Lease	**4,934.9**	**4,424.7**

The level of recorded revenue is impacted by the mix of work between Fee and Construction Services and movements in exchange rates between the respective periods. Total revenues increased 11.5% for the period ended December 2001 to $4,934.9 million. However, excluding the favourable impact of exchange rate movements of $204.2 million due to the depreciation of the Australian dollar against the US dollar and Great British Pound, total revenues in local currencies increased by 6.9%.

KEY FINANCIAL RESULTS

The financial results for the period ended December 2001 are as follows:

	Realised Gross Profit Margin		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m
BUSINESS UNITS						
Asia Pacific	66.5	67.0	31.6	28.8	20.5	16.6
Americas	118.0	94.3	46.6	25.6	25.1	16.7
Europe	84.3	82.5	24.0	24.1	17.0	16.4
Global Markets (1)	22.4	25.1	(2.7)	3.2	(1.4)	1.9
Global Management and Other Costs (2)			(18.1)	(15.9)	(12.4)	(10.4)
Total Bovis Lend Lease	**291.2**	**268.9**	**81.4**	**65.8**	**48.8**	**41.2**

(1) The Global Markets business unit includes a number of Joint Ventures which are equity accounted on an after tax basis.
(2) Includes the overhead cost of the global executive management team and investment in global projects such as IT systems and strategic repositioning costs.

PROFIT AFTER TAX

BLL's contribution to the Group's operating profit after tax was $48.8 million for the period ended December 2001, an 18.4% increase on the $41.2 million earned for the corresponding period.

KEY FINANCIAL RESULTS continued

PROFIT AFTER TAX continued

The current period's result for Asia Pacific includes an after tax profit of $2.3 million in relation to the sale of Da Chang and a net $1.7 million after tax release of unrealised profits in respect of projects in which Lend Lease held an equity interest. Under Australian accounting rules such profits are excluded from the results until the equity interests in those projects are realised.

REALISED GROSS PROFIT MARGIN (REALISED GPM)

One of the key drivers of BLL's reported profit is the Realised GPM from a contract, which represents the margin on a project before the allocation of non-recovered and non-project related overheads. Realised GPM is a critical determinant of the current period's operating profit. Lend Lease uses forward foreign exchange contracts to hedge a portion of projected profits from foreign operations. The exchange gains or losses on contracts that relate to the current period are applied to the results for the respective regions and global business unit. The effect is to record profits from foreign operations at the effective hedged exchange rate. Similarly Realised GPM has been adjusted to reflect the effective hedged rate.

Total Realised GPM increased by $22.3 million (8.3%) to $291.2 million in the period ended December 2001.

There has been no significant movement in Realised GPM for the Asia Pacific business which declined by $0.5 million (0.7%) to $66.5 million for the period ended December 2001.

Realised GPM for the Americas business for the period ended December 2001 increased by $23.7 million to $118.0 million compard to the corresponding period. The half year results included Realised GPM relating to the Fort Hood contract which reached financial close in the period.

Realised GPM for the European business for the period ended December 2001 increased by $1.8 million to $84.3 million compared to the corresponding period. In Europe, approximately 23% of the current period's Realised GPM has emerged from alliance and PFI-related work.

Realised GPM for the Global Markets business was $22.4 million, compared to $25.1 million for the period ended December 2000. This reflected strong growth in the Pharmaceutical sector. However, the global downturn in the technology sector has significantly impacted the results from the Microelectronics business with a number of key clients reducing investments.

Overheads for the period ended December 2001 were approximately 72% of Realised GPM. Overheads for the purpose of this calculation include movements in provisions (principally the provisions for unrealised profits, created in accordance with accepted accounting policies).

GLOBAL MANAGEMENT COSTS AND STRATEGIC POSITIONING

Global Management and Other Costs of $18.1 million for the current period mainly reflect expenses for the global executive management team and investment in global projects such as IT systems and strategic repositioning costs.

As part of a broader Lend Lease initiative BLL has commenced a business repositioning project. The key objective of this project is to ensure the business has a flexible overhead structure that can respond quickly to changes in market conditions. Costs to date for this project have been expensed in the current period result. The project will be completed by June 2002, with the benefits largely impacting the June 2003 and following financial years.

WORKING CAPITAL

The BLL business is a significant generator of cash for the Lend Lease Group. The amount of cash attributable to BLL at December 2001 was $843.7 million, compared to $690.7 million at 30 June 2001, an increase of $153.0 million.

	Asia/Pacific $m	Americas $m	Europe $m	Dec 2001 $m	June 2001 $m
Cash at Bank	110.6	84.0	307.6	502.2	464.5
Cash lent to other Lend Lease companies	105.7	235.8	-	341.5	226.2
Total Cash	**216.3**	**319.8**	**307.6**	**843.7**	**690.7**

The level of cash/working capital is dependent on the construction activities of individual projects and by the mix of contracts and therefore can vary throughout the year. There has been an increase in cash balances in all regions since June 2001.

INTEREST EARNED

BLL contributed net interest earnings of $6.8 million after tax ($6.6 million for the six months to December 2000), which is included in the Corporate Group Treasury result. BLL generates surplus working capital, which then earns interest income for the Group or is lent to other parts of the Group. Interest income can fluctuate greatly on a month-by-month basis depending on cash balances.

The following table summarises the profit after tax, by region, after adjusting for the benefits of the positive working capital balances to reflect the full contribution to Lend Lease Group profit by BLL.

KEY FINANCIAL RESULTS continued

INTEREST EARNED continued

Adjusted Profit After Tax

	Segment Profit After Tax Dec 2001 $m	Add: Interest After Tax Dec 2001 $m	Adjusted Profit After Tax Dec 2001 $m
Asia Pacific	20.5	2.0	22.5
Americas	25.1	2.0	27.1
Europe	17.0	2.5	19.5
Global Markets	(1.4)	0.3	(1.1)
Global Management and Other Costs	(12.4)		(12.4)
Total Bovis Lend Lease	**48.8**	**6.8**	**55.6**

ECONOMIC FLUCTUATIONS

BLL believes that the strategy to focus on key customers across a diverse range of industries and geographies will help dampen volatility in earnings due to economic fluctuations caused by property cycles, economic conditions and other relevant factors. However, these cycles cannot be totally eliminated due to the nature of the project management and construction businesses.

BLL operates in many diverse market sectors with no one market sector representing more than 25% of total GPM.

Six Months to December 2001	Total GPM %
Commercial/Office	23%
Retail	12%
Residential	12%
Healthcare	7%
Pharmaceutical	7%
Mixed Use	6%
Infrastructure/Government	6%
Education	6%
Industrial	4%
Transportation/Aviation	4%
Microelectronics/Technology	3%
Communications	2%
Hotel	2%
Sport/Leisure/Culture	1%
Other	5%
Total Bovis Lend Lease	**100%**

NEW WORK SECURED AND BACKLOG GROSS PROFIT MARGIN (BACKLOG GPM)

New Work Secured is the value of additional GPM added to Backlog GPM during the period.

Backlog GPM is the expected GPM to be realised in future periods from the total contracts committed at the end of a period. The Realised GPM for the period ended December 2001 included the opening Backlog GPM as at 1 July 2001 which was realised during the year and any Realised GPM on projects secured since 1 July 2001.

The following table provides a summary of the New Work Secured in the period ended December 2001 and the Backlog GPM at December 2001.

	Opening Backlog GPM at June 2001 $m	Plus: New Work Secured (Margin) to Dec 2001[1] $m	Less: Realised GPM to Dec 2001[2] $m	Equals: Closing Backlog GPM at Dec 2001[3] $m
Asia Pacific	60.3	67.1	66.5	60.9
Americas	210.7	174.0	118.0	266.7
Europe	199.4	110.9	84.3	226.0
Global Markets	47.8	27.6	22.4	53.0
Total Bovis Lend Lease	**518.2**	**379.6**	**291.2**	**606.6**

(1) New Work Secured (Margin) includes FM Backlog GPM of $36.2 million relating to the Americas ($13.6 million) and Europe ($22.6 million). There were no FM Backlog contracts recognised at June 2001.

(2) Realised GPM flows through to profit before tax for the period before the allocation of indirect overheads.

(3) Closing Backlog GPM at December 2001 includes $34.5 million of FM Backlog GPM to be earned over the next 10 years on PFI/BOT contracts.

NEW WORK SECURED AND BACKLOG GROSS PROFIT MARGIN (BACKLOG GPM) continued

The value of New Work Secured in the period ended December 2001 was $343.4 million (excluding FM Backlog GPM) compared to $249.2 million in the corresponding period. The full impact of the events of September 11 needs to be evaluated, however, in the period ended December 2001 there were strong sales in the commercial, retail and pharmaceutical sectors which were partially offset by declines in the microelectronics, aviation and leisure sectors.

The Backlog GPM at December 2001 for each of the business units is expected to emerge or be realised over future reporting periods as follows:

	Backlog GPM as at December 2001 %	Backlog GPM as at June 2001 %
Up to June 2002	33.3	63.3
12 months to June 2003	39.4	23.0
Post June 2003	27.3	13.7
Total Bovis Lend Lease	**100.0%**	**100.0%**

The above table shows that of the Backlog GPM committed as at December 2001, 33.3% is projected to be realised as profit in the six months to June 2002. A further 39.4% of the December 2001 Backlog GPM is projected to be realised as profit in the year to June 2003. The increase in percentage of post 2003 Backlog GPM to 27.3% at December 2001 compared to 13.7% at June 2001 arises in part from the inclusion of the FM Backlog GPM related to facilities management contracts.

PERFORMANCE GUARANTEES

Lend Lease provides performance guarantees to BLL clients in certain circumstances which usually relate to guaranteeing that BLL will complete its obligations under its contracts with those clients. These guarantees have been provided in the ordinary course of business. The Directors do not believe that there is currently any material exposure in relation to these guarantees.

BLL DEFINITIONS

Construction Services business is where BLL commits to the delivery of a completed project to the client, in accordance with negotiated time, cost and quality specifications. Typically, BLL will be paid a fixed fee for its services, but may also be entitled to all or a share of any construction cost savings. Conversely, BLL has the risk of any cost overruns. This business may involve BLL undertaking some performance risk. Given the increased risk profile of such projects, a higher contract margin is typically negotiated on this type of contract. BLL enters into a number of types of construction services contracts including guaranteed maximum price and lump sum.

Fee Services business is where BLL provides management services on construction projects for clients. Under a standard form of Fee Services contract, BLL has no contractual responsibility for the overall construction cost of a project. Fees negotiated for this type of business usually have a lower margin (in respect of the total project value) than those received for Construction Services contracts, reflecting the lower level of risk. BLL enters into a number of types of Fee Services contracts, including consultancy, project management/program management and construction management/management contracting.

Realised Gross Profit Margin - represents total project revenue less direct project-related costs such as payments to sub-contractors and other costs incurred by BLL that are directly attributable to the project. It does not include the allocation of any general (or indirect) overheads. Realised Gross Profit Margin as per the table of Key Financial Results disclosure is based on a percentage of completion realisation.

To provide a level of prudence during project construction it is Lend Lease's policy not to recognise profit on projects until they are at least 50% complete. Provisions for unrealised profit are therefore made in arriving at profit before tax, to offset the Gross Profit Margin on projects that are below this limit. Once a project passes its relevant recognition threshold the related unrealised profit provision is released.

Backlog Gross Profit Margin (Backlog GPM) - represents the expected gross profit margins to be earned from the balance of work to be completed under existing construction contracts (including ongoing facilities management). As construction contracts are progressively completed, Backlog GPM declines. As New Work is secured, Backlog GPM is replenished. Backlog GPM is translated to Australian dollars using a projected average rate taking into account profit and loss hedge contracts.

Despite their long term nature only 10 years of Backlog GPM from facilities management contracts are recognised, although a number of those contracts extend beyond 25 years.

New Work Secured – Gross Profit Margin (New Work Secured) - represents the estimated total project profit margin to be earned by BLL from projects which were secured during a financial period. When a written offer and acceptance occurs, the New Work Secured becomes part of Backlog GPM.

PROPERTY DEVELOPMENT

Property Development's involves all aspects of property development from concept through design, planning, construction, financing, leasing and eventual sale.

Lend Lease Property Development's business can be categorised into:

- Projects developed with a majority of third party capital for which Lend Lease receives a development management fee and/or a share in the development profit.
- Land management arrangements where individual projects only require a minimal capital investment from Lend Lease. Developments proceed in accordance with market demand and the land cost is generally paid out of the development revenues, thus substantially reducing the development risk.
- Projects where Lend Lease uses its own balance sheet to fund developments. In future, these projects will only be undertaken *on a selective basis where a clear exit strategy exists. Developments will only proceed in accordance with market demand and* subject to achievement of minimum leasing pre-commitment levels.

The focus of the Property Development business is the first two business streams, which have a lower risk profile but can provide attractive returns.

RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Australia(1)	222.0	287.0	40.9	(54.4)	26.0	(39.6)	711.9	557.7
North America	0.7	2.4	(1.2)	(1.2)	(0.7)	(0.7)	10.3	15.2
Asia	9.1	8.4	0.4	0.5	0.3	2.1	41.5	43.8
Europe	455.7	324.1	17.4	60.0	8.9	41.5	810.2	1,026.1
Total Property Development	**687.5**	**621.9**	**57.5**	**4.9**	**34.5**	**3.3**	**1573.9**	**1,642.8**
% of Total Group	11.0%	10.8%	26.3%	2.7%	27.3%	3.1%	17.8%	18.0%

(1) Profit after tax in December 2001 is net of minority interests deducted of $7.3 million (December 2000 $2.5 million).

REVENUE

Australian revenue of $222.0 million for the financial period ended December 2001 primarily related to residential and commercial sales of the Olympic Village/Newington project in Sydney ($147.6 million) and Urban Communities residential sales of $74.4 million, including revenue from Delfin of $44.8 million from the date of acquisition.

Asian revenue of $9.1 million in the period ended December 2001 mainly related to sales of factory units at Admiralty Industrial Park, Singapore (AIP).

European revenue of $455.7 million in the period ended December 2001 mainly comprised the sale of Touchwood, Solihull to the Lend Lease Retail Partnership in September 2001 ($439.1 million) and additional revenue recognised from the sale of a 70% interest in Overgate, Dundee ($13.5 million) due to additional space being let during the period.

PROFIT AFTER TAX

The profit after tax in Australia of $26.0 million for the period ended December 2001 mainly comprised:

- Profit after tax of $16.4 million from residential and commercial sales from principally Olympic Village/Newington and Jackson's Landing.
- Profit after tax of $12.1 million from the Urban Communities business largely comprising a $7.6 million contribution from Delfin from the date of acquisition.

The loss after tax of $39.6 million in the period ended December 2000 in Australia was principally due to a provision of $65.0 million after tax in respect of Fox Studios.

The loss after tax of $0.7 million in the period ended December 2001 in North America mainly related to costs of progressing the Piers Project in San Francisco.

The profit after tax in Asia of $0.3 million mainly related to sales of units from the AIP factory project in Singapore.

The profit after tax in Europe of $8.9 million for the period ended December 2001 mainly related to the sale of Touchwood, Solihull to the Lend Lease Retail Partnership ($19.8 million), offset by business overheads and costs. The profit on sale of Solihull represents the profit on the development calculated by reference to the level of rentals achieved. As at December 2001, 90% of the development had been sold. The European profit after tax for the period ended December 2000 of $41.5 million was principally due to the sale of a 10% stake in Bluewater ($45.5 million) and profit from the discounted final Bluewater land payment to Blue Circle Industries as part of the Whitecliff Properties Sale ($4.5 million) offset by business overheads and costs.

RESULTS continued

SEGMENT ASSETS

The decrease in segment assets of $68.9 million to $1,573.9 million at 31 December 2001 is detailed in the following table:

	Dec 2001 $m	June 2001 $m	Increase/ (Decrease) $m
Inventories			
Bluewater, Kent 30% interest retained by Lend Lease	617.1	618.4	(1.3)
Australian Urban Communities	152.1	36.5	115.6
Overgate, Dundee[1]	73.7	122.4	(48.7)
Chapelfield, Norwich	45.3	43.1	2.2
Hickson Road, Sydney	27.1		27.1
Olympic Village/Newington, Sydney	23.5	106.5	(83.0)
Darling Park Stage III, Sydney	15.0	16.3	(1.3)
Bluewater Valley, Kent	14.2	14.1	0.1
Jacksons Landing, Sydney	14.1	14.9	(0.8)
Shell Centre, London	12.9	9.7	3.2
Victoria Harbour, Melbourne	11.4	7.2	4.2
Piers Project, San Francisco	10.3	8.0	2.3
Other inventories	17.9	20.9	(3.0)
Total inventories	**1,034.6**	**1,018.0**	**16.6**
Property investments	88.3	36.8	51.5
Other assets	451.0	588.0	(137.0)
Total	**1,573.9**	**1,642.8**	**(68.9)**

(1) A further $36.5 million is included in Property Investments at December 2001.

Other assets of $451.0 million include receivables in respect of various developments (totalling $245.8 million), future income tax benefits of $76.4 million, cash of $63.7 million and other items $65.1 million.

The largest movement in Property Development segment assets related to the purchase of Delfin in August 2001, for a consideration of $173.9 million, including acquisition costs. This resulted in a $115.6 million increase in Australian Urban Communities' inventories at December 2001 offset by the ongoing sale of Lend Lease's interest in various developments.

The investment in the Fox Studios development of $14.7 million (net of provisions) is included in Investments in the Statements of Financial Position.

Further details of the development projects can be found in the Group's Consolidated Half Year Financial Statements as at 31 December 2001.

PROJECT UPDATES

AUSTRALIA AND PACIFIC

The Australia and Pacific Property Development business can be broadly divided into two sectors - Urban Communities and Major Projects.

Urban Communities

This business focuses on the creation of large scale urban centres through community building and development with emphasis on planning, urban design, infrastructure provision, marketing and sale of land for residential and support infrastructure. Generally, Lend Lease is not involved in the construction of dwellings for these projects.

These projects generally exhibit the following characteristics:

- Stageable developments in accordance with market conditions;
- Long term duration, up to 20 years; and
- Usually partnered with landowner where land payments are timed to coincide with the sales proceeds from the development business.

This achieves certain key objectives:

- Lower risk profile from the staged nature of investments; and
- More predictable profit stream through diversity of project location and product.

AUSTRALIA AND PACIFIC continued

Urban Communities continued

The Australian Urban Communities business has been enhanced by the acquisition of the Delfin Group in August 2001, which at the time controlled 35,000 lots in the eight major population centres of Australia. The Delfin operations have been integrated with Lend Lease's existing Urban Communities business and now comprises 21 projects in a geographically diverse portfolio with projects located in major growth corridors along the Eastern seaboard of Australia, as well as key projects in South Australia and the Northern Territory. The business controls over 9,000 hectares of land with in excess of 45,000 residential dwelling sites to be developed over the next 15-20 years. The number of sites is only an indication of the scale of forward workload as actual development will depend upon market demand. The combined business positions Lend Lease as the Australian market leader in this form of development activity.

The following table details the status/risks in respect of the major Urban Communities projects.

Project	Current Status/Risks	Gross Asset Value [1] December 2001 A$m	Expected Maximum Gross Asset Value [2] A$m	Expected Profit Emergence
Comprises the following key projects:				
North Lakes (Queensland)	▪ 10% complete. 677 lots sold to date out of a total of 6,959.	30.4	35.0	Up to 2014
Varsity Lakes (Queensland)	▪ 20% complete. 618 lots sold to date out of a total of 3,082.	19.1	20.0	Up to 2007
Forest Lake (Queensland)	▪ 61% complete. 3,216 lots sold to date out of a total of 5,289.	48.3	49.0	Up to 2007
Springfield (Queensland)	▪ 7% complete. 297 lots sold to date out of a total of 4,187. Establishment phase.	30.7	35.0	Up to 2015
Twin Waters (Queensland)	▪ 53% complete. 507 lots sold to date out of a total of 965.	11.1	12.0	Up to 2006
North Shore (Queensland)	▪ Recently launched with strong initial sales. 39 sold out of 140 released.	10.8	12.0	Up to 2004
St Mary's (Sydney)	▪ Rezoned. Finalisation of development boundaries subject to approvals from the Federal Government.	12.4	28.0	Up to 2020
Caroline Springs (Melbourne)	▪ 32% complete. 2,394 lots sold to date out of a total of 7,538.	2.6	25.0	Up to 2011
Edgewater (Melbourne)	▪ 6% complete. 74 lots sold to date out of a total of 1,182.	7.9	14.6	Up to 2005
Mawson Lakes (Adelaide)	▪ 23% complete. 780 lots sold to date out of a total of 3,458. Town Centre development to be launched.	7.7	8.0	Up to 2011
Other Projects	▪ Various stages of development.	67.8	71.4	Up to 2011
Total Urban communities business (21 projects in total)	Projects are of a staged nature which can be contracted or expanded in line with the prevailing market conditions.	**248.8**	**310.0**	

(1) Gross asset value includes holdings in inventories, investments, receivables and other assets.
(2) Expected maximum gross asset value represents the maximum capital outlay for Lend Lease at any point in time.

AUSTRALIA AND PACIFIC continued

Major Projects

Major Projects include a range of mixed-use development projects with commercial, industrial, retail and residential precincts. An example is Victoria Harbour, which is a large city waterfront redevelopment project in Melbourne. The project is structured on a land management arrangement over a 20 year period and will deliver a range of residential, commercial, retail precincts as well as providing public open spaces and community infrastructure. The first development on this site, a 56,000 square metre commercial building for National Australia Bank, has been pre-sold to General Property Trust, a trust managed by Lend Lease.

The following table details the status/risks in respect of the current Major Projects in Australia and Pacific and the expected timing of profit emergence.

Project	Current Status/Risks	Investment/ Inventory Value December 2001 A$m	Expected Maximum Inventory/ Investment Value (1) A$m	Expected Profit Emergence
Olympic Village/Newington, Sydney	▪ 86% (1,088 out of 1,272) of dwellings released to market are now sold. ▪ All industrial/retail precincts have been completed and sold. ▪ Key risk is the strength of the Sydney residential market, however, remainder of project is of a staged nature which can be contracted or expanded in line with the prevailing market conditions.	85.4	90.0	Precinct 2 up to June 02 Precinct 1 & 3 – Up to 2006 Precinct 4 & 5 – completed and sold
Jacksons Landing, Sydney	▪ All completed units have been sold. ▪ Two residential towers, McCafferys and Reflections are currently under construction. 95% (110 out of 116) of McCafferys dwellings and 54% (42 out of 78) of Reflections dwellings released to market are now sold. ▪ Key risk is the strength of the Sydney residential market, however, project is of a staged nature which can be contracted or expanded in line with the prevailing market conditions.	89.6	90.0	Up to 2007
Victoria Harbour, Melbourne	▪ Development rights secured over land. ▪ Secured NAB as anchor tenant for first development (completion of first stage - early 2004). ▪ Project is of a staged nature which can be contracted or expanded in line with the prevailing market conditions.	11.4	TBA (2)	Staged development over the next fifteen years
Fox Studios, Sydney	MOU signed with News Corporation to: ▪ Close Backlot and expand working studios. ▪ Restructure remaining holdings such that Lend Lease only retains 50% investment in retail and public precinct. ▪ Restructure to be completed no later than June 2003.	14.7	14.7	Not Applicable
New "Lend Lease Home" – Hickson Road, Sydney	▪ Development approval lodged. ▪ Actively seeking investor for take-out of fully committed building.	27.1	30.0	Completion expected end 2003
Darling Park, Stage III, Sydney	▪ Vacant land, future development dependent on market conditions.	15.0	15.0	No current plans

(1) Expected maximum inventory/investment value represents the maximum capital outlay for Lend Lease at any point in time.
(2) Expected maximum inventory/investment value not yet determined.

PROJECT UPDATES continued

EUROPE

Future property development activity in the UK and Continental Europe will be structured to have a lower risk profile through operating increasingly as a fee for service type business, primarily assuming risks on leasing and completion. Lend Lease may use its own capital to secure its sites, however, developments will only commence when an exit strategy is supported via pre-commitments from investors and pre-lettings have reached appropriate target levels. Incentive fees will typically be structured so as to reward leasing or delivery targets being exceeded.

In the period to December 2001, a joint venture with Quintain Estates and Development PLC was formed. The joint venture is the preferred party with English Partnerships for the major development of the Greenwich Peninsula in London (including the Millennium Dome). Under this arrangement there is a period of four months to the end of April 2002 to agree a business plan and secure the project, which involves a mixed residential/commercial development of up to 12 million square feet over a 20 year period, with a 999 year lease.

The following table details the status/risks in respect of the current property development projects in Europe and the expected profit emergence.

Project	Current Status/Risks	Investment/ Inventory 31 Dec 2001 A$m	Expected Maximum Inventory/ Investment Value A$m	Expected Profit Emergence
Bluewater, Kent	▪ Current holding 30% at 31 December 2001. ▪ Fully let at 31 December 2001. ▪ Valuation of Centre increased by 3% over the last six months to GBP1,325 million. ▪ Lend Lease is entitled to a proportionate share of net operating income of the Centre. ▪ Remaining risk relates to future rental levels and the capitalisation rate at exit on the final 30% interest.	617.1	617.1	30% to be retained under head lease until 2005. Dictated by terms of head lease and market conditions.
Overgate, Dundee	▪ Current holding 30.7% at 31 December 2001. ▪ Valuation of Centre at 31 December 2001 is GBP130.1 million. ▪ The Centre is currently 96% let by area (92% by rent). ▪ Lend Lease is entitled to a proportionate share of net operating income of the Centre. ▪ 69.3% interest sold to investors through a limited partnership structure. Sale completed September 2001. ▪ Remaining risk relates to: (i) valuation of Lend Lease's 30.7% interest. (ii) guarantees provided on car park and commercialisation income. If certain targets are not met, the shortfall is capitalised and repaid to the investors.	110.2	110.2	September 2001.
Touchwood, Solihull	▪ 96% of space (90% of rental value) leased in line with leasing plan. ▪ 100% of the Centre pre-sold to Lend Lease Retail Partnership at an agreed capitalisation rate. ▪ The Centre opened and the sale completed in September 2001. ▪ Valuation dated 30 November 2001 of GBP205 million (June 2001 GBP204 million). ▪ The risks are the remaining lettings and guarantees provided on car park and turnover income. If certain targets are not met, the shortfall is capitalised and repaid to the investors.	47.7	47.7	90% of the development sold as at December 2001. Remainder expected to be sold by June 2002.

PROJECT UPDATES continued

EUROPE continued

Project	Current Status/Risks	Investment/ Inventory 31 Dec 2001 A$m	Expected Maximum Inventory/ Investment Value A$m	Expected Profit Emergence
Chapelfield, Norwich	▪ House of Fraser signed as department store anchor tenant. 5 Major Space Users signed, and 1 major catering tenant. ▪ Planning Approval granted, judicial review instructed by a third party regarding technical planning issues found in Lend Lease's favour. Awaiting Road Closure Order. ▪ Advanced discussion regarding forward sale, expected to complete by June 2002. ▪ Financial exposure at this stage is land acquisition costs and fees.	45.3	TBA (1)	2005/06
Tres Aguas/Carlos III, Madrid	▪ Construction commenced during the June 2001 financial year on attainment of appropriate leasing commitments. ▪ Opening scheduled for October 2002. ▪ Agreements signed in respect of 63% of space and 61% by value as at 31 December 2001. ▪ The risks are the construction costs, the leasing and capitalisation rate at exit.	19.6	30.0	2002/03 financial year
Shell Centre, London	▪ Joint venture with Shell to develop 22,000 square metres commercial tower in Southbank London. ▪ Planning submitted in August 2001. ▪ Commitment to commence construction contingent on achieving acceptable pre-leasing and pre-sale.	12.9	TBA (1)	Depends on construction commencement date.
Bluewater Valley, Kent	▪ Land next to Bluewater acquired from Blue Circle Industries on disposal of interest in Whitecliff Properties in December 2000. ▪ Commenced consultation and negotiations in relation to planning approval. ▪ No formal planning approval has been sought to date.	14.2	TBA (1)	Subject to development plan.

(1) Expected maximum inventory/investment value not yet determined.

NORTH AMERICA

The main development project in North America is The Piers Project on the waterfront in San Francisco in which Lend Lease holds a 50% interest in the San Francisco Cruise Terminal, which has an exclusive right to negotiate with the Port of San Francisco to develop Piers 30 – 32. The necessary approvals are expected to be granted in 2002. The development will only proceed subject to market conditions, leasing pre-commitments and a clear exit strategy.

REAL ESTATE INVESTMENTS (REI)

The principal activities of this business segment are management of real estate investment funds, limited partnerships and trusts on behalf of clients (including acquiring, managing and disposing investments), co-investment in funds or real estate assets, portfolio management, originating and servicing of commercial mortgages, resolution of sub-performing and non-performing commercial mortgages, shopping centre leasing, management and re-development and acting as financial advisor and arranger of project finance and related services.

RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
REI								
North America	370.4	364.4	65.9	69.7	48.8	56.5	2,953.7	2,693.2
Australia & Pacific	44.1	39.2	18.0	14.9	14.1	8.4	166.8	158.3
Asia	31.4	17.8	3.8	(0.5)	2.1	(2.3)	247.9	192.7
Europe	76.6	47.2	33.2	21.5	21.7	15.3	214.4	171.8
Total REI	**522.5**	**468.6**	**120.9**	**105.6**	**86.7**	**77.9**	**3,582.8**	**3,216.0**
% of Total Group	8.4%	8.1%	55.3%	56.7%	68.6%	71.6%	40.6%	35.2%

REI profit after tax for the period ended December 2001 was $86.7 million, an increase of 11.3% over the corresponding period ended December 2000. The REI results are analysed by region below.

REI total Assets Under Management (AUM) increased 0.5% to $87.0 billion for the period ended December 2001, compared to $86.6 billion as at June 2001.

REI total Assets Under Resolution (AUR) increased 18.2% to $16.2 billion for the period ended December 2001 compared to $13.7 billion as at June 2001.

REI total Loans Under Servicing (LUS) increased 36.7% to $131.7 billion for the period ended December 2001, compared to $96.3 billion as at June 2001. Details of AUM, AUR and LUS are outlined by region below.

		Assets *Under Management*		Assets Under *Resolution*		Loans Under *Servicing*	
		Dec 2001	June 2001	Dec 2001	June 2001	Dec 2001	June 2001
REI							
North America	USDb	35.0	36.0	1.4	1.2	68.5	50.1
Australia & Pacific	A$b	12.3	11.0				
Asia	USDb	1.0	0.8	7.0	5.9		
Europe	GBPb	2.0	1.8				
Total[1]	**A$b**	**87.0**	**86.6**	**16.2**	**13.7**	**131.7**	**96.3**

(1) *Fluctuations in the period end exchange rates had an immaterial effect on the calculation of the A$ amount.*

NORTH AMERICA

The REI North America business consists broadly of real estate equity management, real estate associated debt services and certain related real estate activities.

REAL ESTATE EQUITY

The real estate equity management businesses engage in the raising of investor capital, the acquisition/disposition of real estate assets and the investment/asset management of real estate assets for clients.

INVESTMENT MANAGEMENT – EQUITY provides services for investors in real estate equity. There are three main categories of investors:

Financial Institutions represent separate account funds for financial institutions where The Equitable General Account is the primary investor.

Commingled Funds are multi-investor funds, which include the Prime Property Fund (PPF), Value Enhancement Fund (VEF) series, Arch Street (multi-family) series, and other smaller funds.

Separate Accounts represent individual direct investment holdings by domestic pension funds, foundations and endowments, family offices and foreign institutions.

HOUSING AND COMMUNITY INVESTING (HCI) acquires, syndicates and manages multi-family investment funds and separate accounts which primarily provide income tax benefits to investors resulting from their investment in affordable multi-family housing (tax credit-supported) products.

COMMERCIAL CREDIT (Formerly Investment Management - Debt)

COMMERCIAL CREDIT provides services for investors in real estate-associated debt. There are seven main business segments within the Commercial Credit business:

Lend Lease Asset Management provides special servicing for Commercial Mortgage Backed Securities (CMBS) and acquires, manages and resolves non-performing and sub-performing loan portfolios for institutional investors, banks, insurance companies and private investors. This business operates in the US and Mexico.

Lend Lease Agri-Business originates, manages and services agricultural backed mortgage loans for The Equitable General Account and Farmer Mac and Farm Credit Services credit programs.

Lend Lease Mortgage Capital originates and manages multi-family mortgage loans for Fannie Mae and Freddie Mac credit programs.

Debt Advisory originates and manages investments in commercial mortgage loans and CMBS for The Equitable General Account, other institutional separate accounts and commingled funds.

Program Lending originates and manages commercial mortgages primarily for Teachers Insurance and Annuity Association (TIAA).

Structured Finance (formerly High Yield Lending) originates and manages investments in mezzanine debt on behalf of investors.

CapMark Services (CapMark) services commercial mortgage loans originated from external sources including CMBS issuers and owners of whole loan portfolios as well as commercial mortgages originated internally by the other Commercial Credit businesses and Holliday Fenoglio Fowler (HFF).

The Commercial Credit businesses are interconnected and cover the full spectrum of services relating to real estate debt. The following table summarises the activities of each of the commercial credit business lines.

	Origination of Mortgage Loans	Manage Lender/ Investor Capital	Asset Management of Mortgage Loans	Mortgage Loan Servicing (1)	Resolution of Non/Sub-Performing Loans
COMMERCIAL CREDIT					
Lend Lease Asset Management		✓	✓		✓
Lend Lease Agri-Business	✓	✓	✓	✓	✓
Lend Lease Mortgage Capital	✓	✓	✓	✓	
Debt Advisory	✓	✓	✓	✓	
Program Lending	✓	✓	✓	✓	
Structured Finance	✓	✓	✓	✓	
CapMark Services			✓	✓	

(1) A number of businesses originate the servicing, however, the back of house function is performed by CapMark.

HOLLIDAY FENOGLIO FOWLER (HFF) provides financial brokerage services for commercial real estate owners, including sales of properties and the arrangement of first-lien mortgages and mezzanine capital.

ANALYSIS OF RESULT

	Six months to 31 December 2001							Six months to 31 December 2000						
			Commercial Credit							Commercial Credit				
	Investmnt Mgt – Equity USDm	HCI USDm	CC (excl. CapMark) USDm	CapMark USDm	HFF USDm	Total USDm	Total A$m	Investmnt Mgt – Equity USDm	HCI USDm	CC (excl. CapMark) USDm	CapMark USDm	HFF USDm	Total USDm	Total A$m
Annuity fees														
Asset management fees	42.0	5.7	4.6			52.3	102.1	42.1	8.7	4.9			55.7	102.6
Property management fees	0.9					0.9	1.8	4.6					4.6	8.5
Mortgage servicing revenue			14.3	19.7	2.4	36.4	71.1			12.1	25.6	3.5	41.2	75.9
Total annuity fees	**42.9**	**5.7**	**18.9**	**19.7**	**2.4**	**89.6**	**175.0**	**46.7**	**8.7**	**17.0**	**25.6**	**3.5**	**101.5**	**187.0**
Transaction fees														
Acquisition fees	3.6	11.5				15.1	29.5	4.7	12.1				16.8	31.0
Disposition fees	10.7	2.5				13.2	25.8	6.1	1.2	0.9			8.2	15.1
Origination fees			9.2		35.8	45.0	87.9			6.1		40.6	46.7	86.0
Incentive fees	2.7	0.2	0.5			3.4	6.6	0.7	2.2				2.9	5.3
Consulting fees	2.4	0.7				3.1	6.1	2.1	0.8				2.9	5.3
Financing fees	1.2					1.2	2.3	0.8					0.8	1.5
Other fees and income	1.2	0.7	3.1			5.0	9.8	0.9	0.4	2.5			3.8	7.0
Total transaction fees	**21.8**	**15.6**	**12.8**		**35.8**	**86.0**	**168.0**	**15.3**	**16.7**	**9.5**		**40.6**	**82.1**	**151.2**
Total operational revenue	**64.7**	**21.3**	**31.7**	**19.7**	**38.2**	**175.6**	**343.0**	**62.0**	**25.4**	**26.5**	**25.6**	**44.1**	**183.6**	**338.2**
Investment income	9.4		3.4			12.8	25.0	11.5		1.3			12.8	23.6
Equity accounted profits	1.4		0.9			2.3	4.5	1.0		0.6			1.6	2.9
Total income before expenses	**75.5**	**21.3**	**36.0**	**19.7**	**38.2**	**190.7**	**372.5**	**74.5**	**25.4**	**28.4**	**25.6**	**44.1**	**198.0**	**364.7**
Direct business expenses						(136.4)	(266.4)						(145.4)	(267.9)
Enterprise Amortisation						(3.7)	(7.2)							
REI corporate overheads						(9.6)	(18.9)						(9.7)	(17.9)
Profit before tax						**41.0**	**80.0**						**42.9**	**78.9**
Gain/(loss) on fx hedge							(14.1)							(9.2)
Hedged profit before tax						**41.0**	**65.9**						**42.9**	**69.7**
Income tax expense[1]						(10.8)	(16.7)						(8.8)	(13.0)
Profit after tax before minorities						**30.2**	**49.2**						**34.1**	**56.7**
Minority interests						(0.2)	(0.4)						(0.1)	(0.2)
Net profit after tax						**30.0**	**48.8**						**34.0**	**56.5**

(1) Income tax expense in A$m is net of the tax benefit on the foreign exchange hedge loss.

ANALYSIS OF RESULT continued

The above table details the financial results for the period ended December 2001 compared to the corresponding period ended December 2000.

The period ended December 2001 has been impacted by the events of September 11 and a general, overall weakening of the US economy. These events have caused significant delays in deal completion and an increased uncertainty within the real estate markets. This uncertainty is expected to constrain revenues throughout calendar 2002. Management attention is focussed on growing the profitability of the business with particular focus on reducing overheads. This emphasis on overheads is being coordinated as part of a Group-wide repositioning project with the savings initiatives planned to be substantially implemented by June 2002. The major benefits of the cost reductions are expected to emerge in the year ended June 2003 and subsequent years.

Profit before tax decreased USD1.9 million to USD41.0 million for the period ended December 2001, compared to USD42.9 million for the corresponding period.

The decrease in pre-tax profit reflected:

- A net USD8.0 million reduction in total operating revenue to USD175.6 million for the period ended December 2001 from USD183.6 million for the corresponding period. Total annuity fees decreased USD11.9 million to USD89.6 million. This reduction was partially offset by higher transaction fees of USD3.9 million due principally to increased disposition fees relative to the corresponding period.
- Direct business expenses decreased USD9.0 million to USD136.4 million for the period ended December 2001 compared to the corresponding period and reflects the focus on cost reductions.

The USD4.0 million decrease in net profit after tax to USD30.0 million for the period ended December 2001 from USD34.0 million for the corresponding period also included an increase in income tax expense of USD0.9 million due to an under provision of tax relating to prior periods.

ASSETS UNDER MANAGEMENT (AUM) SUMMARY

	AUM at June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluation USDb	AUM at Dec 2001 USDb
Investment Management – Equity	17.8	0.6	(1.9)	(0.4)	16.1
Commercial Credit	9.5	0.4	(0.3)		9.6
HCI	7.9	0.6	(0.1)		8.4
Public Equity (1)	0.8	0.1			0.9
Total AUM	**36.0**	**1.7**	**(2.3)**	**(0.4)**	**35.0**
Period movement in AUM%					**(2.8)%**

(1) Relates to a proportional amount for Lend Lease's 50% interest in Lend Lease Rosen Securities.

AUM represents the total value of the real estate assets managed and the outstanding principal balance of mortgage loan assets managed.

Overall, AUM declined by a net USD1.0 billion (2.8%) to USD35.0 billion for the period ended December 2001 compared to USD36.0 billion at June 2001.

Additions to AUM, of USD1.7 billion, consist of real estate and mortgage loan assets acquired on behalf of clients and funds. Acquisition activity was lower than in the corresponding period, largely due to market uncertainty and a weakening US economy. Due to reduced interest rates, many potential sellers chose to refinance and hold properties. This has limited the number of attractive properties available at acceptable pricing.

Reductions to AUM of USD2.3 billion consist of dispositions of real estate on behalf of various client accounts and redemptions from funds. Reductions for the period ended December 2001 included redemptions from commingled funds of USD0.9 billion and approximately USD0.4 billion relating to properties disposed of by The Equitable General Account. The dispositions by The Equitable was part of their continuing strategic real estate disposition plan and was not materially affected by the recent market slow-down discussed above. In addition, approximately USD0.5 billion of reductions for the period related to another client's decision to reduce its investment allocation in real estate equity. Apart from the latter two situations involving clients with unique motivations, disposition volumes were approximately in line with the level of dispositions for the prior comparable period.

The downward net revaluation of USD0.4 billion relates to a variety of assets held in client funds and separate accounts. A significant portion of this revaluation was attributable to office and hotel sector assets due to the weakening US economy.

LOANS UNDER SERVICING (LUS) SUMMARY

	LUS at June 2001 USDb	Additions USDb	Run Off USDb	Other/ Transfers USDb	LUS at Dec 2001 USDb
CapMark	46.1	21.1	(2.8)		64.4
Agri-Business	2.6	0.2	(0.2)		2.6
HFF	1.4	0.2	(0.1)		1.5
Total LUS	**50.1**	**21.5**	**(3.1)**	**-**	**68.5**
Period movement in LUS%					**36.7%**

LUS increased 36.7% to USD68.5billion for the period ended December 2001 compared to USD50.1 billion at June 2001. CapMark's additions to LUS are the result of winning a number of Life Company and Securitised Servicing contracts. LUS and the impact on mortgage servicing revenue is explained further in the Commercial Credit section below.

ASSETS UNDER RESOLUTION (AUR) SUMMARY

	AUR at June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	AUR at Dec 2001 USDb
Commercial Credit	**1.2**	**0.4**	**(0.2)**	**-**	**1.4**
Period Movement in AUR%					**16.7%**

AUR, expressed in the table above in terms of legal loan balances, increased by 16.7% to USD1.4 billion for the period ended December 2001 compared to USD1.2 billion at June 2001. Movements in legal balances, however, do not directly correlate with the amount invested in the portfolios as portfolios are acquired at a significantly lower percentage of legal loan balances than US portfolios. The Commercial Credit business has discontinued investing in new AUR in the United States. Reductions in AUR primarily relate to United States based AUR and it is therefore anticipated that AUR in the United States will continue to reduce over time.

REVENUES

A detailed discussion of the revenues by each business follows. There are broadly three main types of revenue:

- **Annuity fees** - chiefly earned from managing clients' real estate equity and debt portfolios; the servicing of commercial mortgages; and the resolution of sub-performing and non-performing loans.
- **Transaction fees** - earned principally from the acquisition, disposition and financing of clients' real estate equity portfolios and the origination of commercial mortgage loans. These also include incentive fees earned based upon the performance of clients' portfolios in excess of agreed upon hurdles or benchmarks.
- **Investment income** - income and capital returns from REI's co-investments in funds, mortgage loan assets and direct investment in real estate.

INVESTMENT MANAGEMENT - EQUITY

Although operating revenue increased 4% for the period ended December 2001, the mix of revenue principally reflected higher disposition and incentive fees and lower acquisition and annuity fees compared to the corresponding period.

AUM have declined for a number of reasons: allocation constraints due to equity values dropping relative to real estate values, shortage of available assets at reasonable prices and yields, and factors unique to several clients of Lend Lease REI.

The decline in equity values relative to real estate values has caused the proportion of real estate assets in the portfolios of many investors to be at the limit of, or exceed, approved allocations. Acquisition of additional real estate assets by these investors has accordingly been lower than would otherwise be expected.

The events of September 11, fears of worsening economic conditions, and low interest rates has led to a reduction in the availability of investment grade real estate assets at prices that yield acceptable returns to investors. This has led to a reduction in transaction volumes for the period ended December 2001 compared to the previous period.

INVESTMENT MANAGEMENT - EQUITY continued

Notwithstanding the current economic conditions that have generally reduced transaction volumes, several factors unique to certain clients of US REI have contributed significantly to the disposition volume during the period to December 2001. These sales and dispositions, as detailed below, were against the general industry trend and were not materially affected by the general volume slowdown noted above:

- The sell down of The Equitable General Account assets was attributable to a strategic disposition program and was not impacted by the events of September 11 and the other market conditions mentioned above;
- Due to a change in real estate investment strategy by a major client, a significant asset (USD0.5 billion) was disposed of during the period; and
- Higher levels of redemption from the Prime Property Fund primarily due to a number of investors switching to higher yielding real estate investment opportunities.

Overall, the net effect for the period ended December 2001 has been a net reduction in AUM.

ANNUITY FEES

Total annuity fees decreased USD3.8 million to USD42.9 million for the period ended December 2001 compared to the corresponding period and was attributable principally to a decline in Property Management fees.

Asset Management Fees

Asset management fees decreased USD0.1 million to USD42.0 million for the period ended December 2001 compared to the corresponding period. A key driver of asset management fees is the level of AUM.

Although AUM has been negatively affected by net dispositions and downward revaluations, asset management fees are relatively flat compared with the period ended December 2000, as average AUM for the two periods was similar.

Assets Under Management (AUM)

	AUM at June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	AUM at Dec 2001 USDb
Investment Management – Equity					
Financial institutions	2.2	0.2	(0.4)	0.1	2.1
Commingled funds	6.8	0.1	(0.9)	(0.2)	5.8
Separate accounts	8.8	0.3	(0.6)	(0.3)	8.2
Total Investment Management – Equity	**17.8**	**0.6**	**(1.9)**	**(0.4)**	**16.1**
Period Movement in AUM%					**(9.6)%**

AUM for Investment Management – Equity decreased 9.6% to USD16.1 billion for the period ended December 2001 compared to USD17.8 billion at June 2001.

The USD0.1 billion decrease in Financial Institutions' AUM was largely a result of the higher dispositions in The Equitable General Account Disposition Program, *USD366 million in December 2001 compared to USD247 million in December 2000.* The Equitable General Account Disposition Program is expected to continue although the future level of dispositions will be at the discretion of the client.

The USD1.0 billion decrease in commingled funds' AUM is largely attributable to redemptions from the Prime Property Fund (PPF), and downward revaluations of a number of properties remaining within PPF, office sector assets being the most significant.

The USD0.6 billion decrease in Separate Accounts AUM is largely attributable to the disposal of a significant asset (USD480 million) as a result of a change in the real estate strategy of a major client.

Property Management Fees

Property and facilities management fees decreased USD3.7 million to USD0.9 million for the period ended December 2001 compared to the corresponding period. Fees for the period to December 2001 were largely derived from Lend Lease Apartment Management (LLPM) and Cordia Senior Living.

In July 2001, LLPM and Winn Management Company agreed to merge their respective businesses with Lend Lease holding a 15% interest in the merged entity. The transaction, although completed on 31 December 2001, was effective 1 August 2001. The contribution to current period fees from the LLPM business prior to 1 August 2001 was minimal, whereas LLPM earned USD3.4 million of property management fees in the period ended December 2000.

Cordia Senior Living is the operating company which provides the day to day management of the senior living facilities owned by clients of the Investment Management – Equity group. Cordia Senior Living currently manages eight facilities and reported a small operating loss in the period ended December 2001.

TRANSACTION FEES

Total transaction fees increased USD6.5 million to USD21.8 million for the period ended December 2001 compared to the corresponding period. Transaction fees are largely dependent on the level of acquisitions and disposition activity for clients and incentive fees earned. As previously mentioned, acquisition activity was lower than in the corresponding period, largely due to current market conditions resulting in a reduction in the supply of attractive real estate asset acquisition opportunities. Disposition activity was higher than in the corresponding period, mainly due to a higher level of dispositions in the period ended December 2001 for The Equitable General Account and a disposition for a specific client.

Acquisition Fees

Acquisition fees decreased USD1.1 million to USD3.6 million for the period ended December 2001 on USD0.5 billion of acquisition volume compared to acquisition fees earned of USD4.7 million on USD1.1 billion of acquisition volume for the corresponding period. The decrease in volumes and reduction in acquisition fees in the December 2001 period mainly reflected the changed market conditions and the difficulties in identifying acceptable acquisitions.

Disposition Fees

Disposition fees increased USD4.6 million to USD10.7 million for the period ended December 2001 on disposition volume of USD1.8 billion compared to disposition fees earned of USD6.1 million on USD1.2 billion of disposition volume for the corresponding period. The increase in volume is mainly attributable to the increase in The Equitable General Account Disposition Program and a USD480.0 million asset disposition for a client.

Incentive Fees

Incentive fees increased USD2.0 million to USD2.7 million for the period ended December 2001 compared to the corresponding period. *Incentive fees for the current period include USD2.3 million earned from liquidation of the Arch Street I Fund.* The timing and quantum of incentive fees is difficult to predict as they are dependent upon real estate market investment performance, and are generally paid towards the end of a fund's life cycle. (Refer to the Fund Incentive Fees section).

Consulting Fees

Consulting fees of USD2.4 million were relatively stable for the period ended December 2001 compared to the corresponding period.

Financing Fees

Financing fees increased USD0.4 million to USD1.2 million for the period ended December 2001 compared to the corresponding period. The majority of this increase was due to certain VEF and Separate Account transactions. Financing fees are not charged on all financing volume. In some cases, financing fees are bundled with asset management fees.

Other Fees and Income

Other Fees and Income of USD1.2 million were relatively stable for the period ended December 2001 compared to the corresponding period and largely consists of development fees.

OTHER INCOME

	Dec 2001 USDm	Dec 2000 USDm
Investment Income		
King of Prussia	6.0	5.6
YCPII	1.1	2.4
VEF Series	1.8	0.9
Other	0.5	2.6
	9.4	**11.5**
Equity Accounted Profits		
Lend Lease Rosen	**1.4**	**1.0**
Total	**10.8**	**12.5**

Investment income decreased USD2.1 million to USD9.4 million for the period ended December 2001 compared to the corresponding period. The movement is largely attributable to a decrease in the investment income from the YCPII due to the recent under performance of hotel assets held by the fund and various other investments.

Equity accounted profits represents the 50% interest in Lend Lease Rosen Securities. The increase relative to the corresponding period is due to an increase in AUM and incentive fees.

HOUSING AND COMMUNITY INVESTING (HCI)

Total operating revenue decreased USD4.1 million to USD21.3 million for the period ended December 2001 compared to the corresponding period principally due to reduced asset management and incentive fees as discussed below.

It should be noted that HCI has traditionally earned a greater portion of its revenues in the December quarter. Investors and developers have a desire to complete transactions within their fiscal and tax year, which are predominantly December based. In calendar 2001, however, changes to Federal legislation delayed the allocation of tax credits from April to October consequently deferring revenues that would normally be expected to be generated by HCI in the December quarter.

ANNUITY FEES

Asset Management Fees

Asset management fees relate to the revenue earned on the portfolios of tax-credit assisted properties. Asset management fees decreased USD3.0 million to USD5.7 million for the period ended December 2001 compared to the corresponding period. Although AUM have increased relative to the corresponding period, asset management fee payments are dependent on available cash flows within the funds. At December 2000, cash reserves were released on various funds enabling the recognition and payment of additional asset management fees in that period.

Assets Under Management (AUM)

	AUM at 30 June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	AUM at 31 Dec 2001 USDb
Housing and Community Investing - AUM	7.9	0.6	(0.1)		8.4
Period movement in AUM%					6.3%

HCI AUM increased by 6.3% in the period ended December 2001.

HCI's AUM has a longer expected holding period than Investment Management – Equity's AUM due to the nature of tax-credit investments. The properties must be maintained and held in qualified tax-credit structures for at least fifteen years, which results in lower dispositions within the HCI portfolios. The properties are spread geographically throughout North America with the highest concentration in the states of Florida and California.

TRANSACTION FEES

Acquisition Fees

Acquisition/syndication fees decreased USD0.6 million to USD11.5 million for the period ended December 2001 compared to the corresponding period primarily due to the legislative delays discussed above.

Disposition Fees

Disposition fees increased USD1.3 million to USD2.5 million for the period ended December 2001 compared to the corresponding period. Disposition fees represent revenue generated from the sale of assets acquired by individual investors in tax-advantaged partnerships, which generally occur only after a minimum fifteen year tax compliance holding period. These transactions occur irregularly and involve individual properties and are not a result of the closing of a fund.

Incentive Fees

Incentive fees represent revenue generated when certain fund performance hurdles are achieved. Incentive fees decreased USD2.0 million to USD0.2 million for the period ended December 2001 compared to the corresponding period. The decrease is due to incentive fees not being included in the fee structure of the newer funds. Historically, incentive fees were paid after the initial two years of a fund's life. Incentive fees are expected to continue to decline in the future, however, these fees are being replaced by additional acquisition/syndication fees in the revised fee structures.

Consulting Fees

Consulting fees of USD0.7 million were relatively stable for the period ended December 2001 compared to the corresponding period.

Other Fees and Income

Other Fees and Income consists of miscellaneous, non-material items of income earned from the operations of the HCI business.

COMMERCIAL CREDIT

	December 2001			December 2000		
	Commercial Credit excl. CapMark USDm	CapMark USDm	Total USDm	Commercial Credit excl. CapMark USDm	CapMark USDm	Total USDm
OPERATING REVENUE						
Annuity Fees						
Asset Management Fees	4.6		4.6	4.9		4.9
Mortgage Servicing Revenue	14.3	19.7	34.0	12.1	25.6	37.7
	18.9	**19.7**	**38.6**	**17.0**	**25.6**	**42.6**
Transaction fees	**12.8**		**12.8**	**9.5**		**9.5**
	31.7	**19.7**	**51.4**	**26.5**	**25.6**	**52.1**

Total operating revenue for the Commercial Credit business (including CapMark) decreased USD0.7 million to USD51.4 million for the period ended December 2001 compared to the corresponding period.

Annuity Fees decreased USD4.0 million to USD38.6 million for the period ended December 2001 compared to the corresponding period largely due to a decline in short term interest rates that negatively impacted CapMark's float earnings revenue.

Asset management fees are earned on the portfolio of AUR and on certain loans and foreclosed real estate managed on behalf of clients, which are included in AUM. AUM have remained flat over the past six month period.

Assets Under Management (AUM)

	AUM at *30 June 2001* USDb	*Additions* USDb	*Reductions* USDb	Net *Revaluations* USDb	AUM at 31 Dec 2001 USDb
Lend Lease Agri-Business	2.6	0.2	(0.2)		2.6
Lend Lease Mortgage Capital	2.1	0.2			2.3
Private Debt Advisory	4.1		(0.1)		4.0
Public Debt Advisory[(1)]	0.7				0.7
Total Commercial Credit	**9.5**	**0.4**	**(0.3)**	**-**	**9.6**
Period movement in AUM%					**1.0%**

(1) Relates to a proportional amount for Lend Lease's 50% interest in Lend Lease Hyperion.

Transaction fees increased USD3.3 million to USD12.8 million for the period ended December 2001 compared to the corresponding period. The increase was mainly due to the fees generated from increased origination volumes. Origination volumes increased USD0.4 billion to USD1.0 billion for the period ended December 2001 compared to the corresponding period. This increase was primarily from the Lend Lease Mortgage Capital and Program Lending businesses.

The operational revenues for the different business units of Commercial Credit are summarised in the following table and individual business results are discussed below.

	Revenue 6 months to *Dec 2001* USDm	Revenue 6 months to *Dec 2000* USDm
Business		
Lend Lease Asset Management (Special Servicing and Debt Resolution)	4.5	4.7
Lend Lease Agri-Business	7.4	7.9
Lend Lease Mortgage Capital	14.0	9.4
Debt Advisory Group	2.5	4.1
Program Lending	2.8	0.2
Structured Finance	0.5	0.2
Commercial Credit (excluding CapMark)	**31.7**	**26.5**
CapMark	19.7	25.6
Total	**51.4**	**52.1**

The Commercial Credit businesses collectively contributed an increase in profit compared to the corresponding period.

COMMERCIAL CREDIT continued

LEND LEASE ASSET MANAGEMENT (LLAM)

The majority of LLAM's revenue relates to Asset Management and Special Servicing fees that are earned through the resolution of distressed debt.

AUR is recorded at the legal loan balances of distressed debt portfolios. AUR increased 16.7% to USD1.4 billion during the period ended December 2001 due to the addition of several new Mexican portfolios. The business has discontinued investing in new AUR in the United States due to the low level of commercial real estate loan delinquencies and accordingly, it is expected that AUR in this region (USD0.8 billion) will run off over time. As the business in the United States makes only a minor profit contribution, the run down of these AUR balances is not expected to impact overall business profitability.

Assets Under Resolution (AUR)

	AUR at 30 June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	AUR at 31 Dec 2001 USDb
Lend Lease Asset Management	1.2	0.4	(0.2)	-	1.4
Period movement in AUR%					16.7%

Revenue from the business decreased USD0.2 million to USD4.5 million for the period ended December 2001 compared to the corresponding period largely as a result of a decision in June 2001 to discontinue co-investing in distressed real estate debt in the United States. Business focus in North America will be on Special Servicing, which manages delinquent loans for CMBS investors and the management of a growing portfolio of AUR in Mexico.

LLAM made an operating profit in December 2001 financial period compared to an operating loss in the December 2000 financial period.

LEND LEASE AGRI-BUSINESS (LLAB)

LLAB derives revenue from loan origination fees, mortgage servicing fees and asset management fees from foreclosed real estate services.

Revenue from the business declined USD0.5 million to USD7.4 million for the period ended December 2001 compared to the corresponding period. The December 2000 financial period included a significant fee for the disposal and financing of a foreclosed real estate asset. Loan origination volume was flat for the period ended December 2001 compared to the corresponding period.

Loans Under Servicing (LUS)

	LUS at June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	LUS at Dec 2001 USDb
Lend Lease Agri-Business	2.6	0.2	(0.2)		2.6
Period movement in LUS%					0.0%

LEND LEASE MORTGAGE CAPITAL (LLMC)

LLMC derives revenue through loan origination fees, servicing fees and other income associated with originating and servicing Fannie Mae and Freddie Mac multi-family mortgage loans.

LLMC's profit increased for the period ended December 2001 compared to the corresponding period as revenue from this business increased USD4.6 million to USD14.0 million for the period ended December 2001 compared to the corresponding period. The increase was mainly due to a 116% increase in origination volume, which resulted in greater origination income, greater servicing income and larger upfront servicing revenue recognition this period compared to the corresponding period.

The increase in origination volume for the period ended December 2001 resulted from the declining interest rates during the period.

DEBT ADVISORY GROUP (DAR)

The Debt Advisory Group's principal activities relate to the origination and management of commercial mortgage loans and the acquisition and management of investments in CMBS for institutional clients.

Revenue from this business declined USD1.6 million to USD2.5 million for the period ended December 2001 compared to the corresponding period. This was primarily attributable to the renegotiation of fees with a major client and lower origination fees and transaction activity than in the corresponding period.

Origination fees decreased due to a decline in volume as a result of a delay in loan originations for DAR's largest client. The client delayed originating new loans while it evaluated its investment strategy and capital allocations. Since that time the client has re-entered the market and higher origination volumes are expected in the future.

COMMERCIAL CREDIT continued

PROGRAM LENDING

The Program Lending business originates commercial mortgage loans underwritten to clients' specifications.

Revenue from this business, primarily transaction related, increased USD2.6 million to USD2.8 million for the period ended December 2001 compared to the corresponding period. The increase is due to higher origination volumes. The significant increase in volumes and revenues are as a result of renegotiation of the TIAA agreement in the second half of the June 2001 financial year.

STRUCTURED FINANCE

Structured Finance represents a start-up mezzanine debt program. Although revenue increased USD0.3 million in the period ended December 20001 compared to the corresponding period, the result was below expectations due to continued delays in the launch of a joint venture mezzanine debt fund.

CAPMARK

Capmark made a lower profit for the period ended December 2001 compared to the corresponding period as revenue from this business decreased USD5.9 million to USD19.7 million compared to the corresponding period.

CapMark earns three types of revenue: mortgage servicing fees which are generated from LUS; servicing float revenues which represent earnings on cash advances, cash balances and escrow accounts managed by CapMark; and ancillary revenues, which consist primarily of late interest payment fees and default penalties.

	6 months to Dec 2001 USDm	6 months to Dec 2000 USDm
Mortgage Servicing Fees	11.3	11.0
Servicing Float Revenues	5.5	11.6
Ancillary Revenue	2.9	3.0
Total	**19.7**	**25.6**

Mortgage servicing fees increased USD0.3 million to USD11.3 million for the period ended December 2001 compared to the corresponding period. This increase is due to a higher level of LUS on which fees were paid. The increase is significantly disproportionate to the dollar amount movement of LUS for the period due to the general timing of awarding new servicing mandates and, more particularly, the high level of life insurance company servicing awarded during the period for which the fees are more closely related to the number of loans serviced than to the principal balance of LUS. The average size of the new loans awarded for servicing this period is significantly higher than the average loan size serviced in the corresponding period.

Servicing float revenues decreased USD6.1 million to USD5.5 million for the period ended December 2001 compared to the corresponding period. Float earnings reduced as a result of lower US interest rates in the December 2001 half year. In addition, the level of float earnings from servicing performed for Life Companies is substantially lower than that derived from CMBS servicing.

Ancillary revenue was flat in the December 2001 period compared to the corresponding period.

Loans Under Servicing (LUS)

	LUS at June 2001 USDb	Additions USDb	Run Off USDb	Other/ Transfers USDb	LUS at Dec 2001 USDb
CapMark [1]					
Securitised	26.8	6.1	(1.3)		31.6
Agency	3.3	0.7	(0.1)		3.9
Life Companies	12.7	12.9	(0.4)		25.2
Other	3.3	1.4	(1.0)		3.7
Total CapMark	**46.1**	**21.1**	**(2.8)**		**64.4**
Period movement in LUS%					**39.7%**

(1) Includes LLMC, Program Lending, Debt Advisory, Structured Finance and HFF loans serviced under sub-servicing agreements. Excludes LUS at HFF where CapMark performs no servicing functions

LUS increased in the period ended December 2001 as a result of CapMark winning a number of Life Company and Securitised servicing contracts as shown above. While LUS increase 39.7%, the number of loans serviced increased by only 6.1% to 7,913 from 7,456 during the six month period.

There are four major categories of LUS within CapMark. Securitised LUS includes groups of pooled commercial mortgages packaged and re-sold as bond issues either privately or in a public debt placement. Agency LUS represents mortgages originated for and in conjunction with U.S. government sponsored/backed housing agencies including Fannie Mae, Freddie Mac or the Federal Housing Administration (FHA). Life Companies LUS includes portfolios of commercial mortgage loans held directly by life insurance companies on their balance sheets. Other LUS include miscellaneous contracts.

CAPMARK continued

CapMark's new loan servicing business for the period was derived approximately 10% from internal sources and 90% from external sources. HFF, Lend Lease Mortgage Capital, Program Lending, the Private Debt Advisory Group and Structured Finance are internal sources for CapMark's new servicing volumes. External sources include CMBS issues and third party whole loan portfolios. Both sources of external business are generally obtained in a competitive bid process. CMBS issuers, who are primarily Wall Street investment banks, award CMBS servicing assignments. Some life insurance companies and other financial institutions seeking to improve the quality of their servicing and lower their costs have outsourced servicing on their whole loan portfolios. During the period ended December 2001, CapMark began servicing loans totalling USD12.1 billion for two major life insurance companies.

OTHER INCOME

	31 Dec 2001 USDm	31 Dec 2000 USDm
Investment Income	3.4	1.3
Equity Accounted Profits		
Lend Lease Hyperion	0.9	0.6
Total	4.3	1.9

Investment income increased USD2.1 million to USD3.4 million for the period ended December 2001 compared to the corresponding period. The increase in investment income is largely due to LLAM co-investments made in the prior period on which income is now being recognised. Commercial Credit investment income is expected to decline in the future due to the decision in June 2001 to discontinue co-investing in distressed real estate debt in the United States

Equity accounted profits represented Lend Lease's 50% interest in Lend Lease Hyperion.

HOLLIDAY FENOGLIO FOWLER (HFF)

HFF made a lower profit for the period ended December 2001 compared to the corresponding period as revenue from this business decreased by USD5.9 million to USD38.2 million compared to the corresponding period.

HFF is the primary source of multi-family loans for Lend Lease Mortgage Capital.

MORTGAGE SERVICING FEES

HFF originates loans and contracts for CapMark to perform much of the servicing on a fee-sharing basis. Mortgage Servicing fees declined USD1.1 million to USD2.4 million for the period ended December 2001 compared to the corresponding period. The decrease is principally due to the reduction in float earnings on escrow accounts as a result of declines in short term interest rates.

ORIGINATION FEES

Origination fees declined USD4.8 million to USD35.8 million for the period ended December 2001 compared to the corresponding period. Origination fees of USD35.8 million were earned on USD6.8 billion of loan origination and sales transaction volume for the period ended December 2001 compared to origination fees of USD40.6 million on volume of USD7.2 billion for the corresponding period. The decrease in origination volumes was largely due to delays in the closing of transactions due to the events of September 11.

The reduction in origination fees compared to the corresponding period ended December 2000 was primarily due to a lower level of origination volume and a greater number of larger deals being completed, which historically earned lower fees relative to size. Typically there is a degree of cyclicity in the HFF business, whereby a greater proportion of the origination volume tends to occur in the half year to December, however, due to major events impacting the US economy during the period ended December 2001 it is expected that a greater proportion of the origination volume will occur in the second half of the year as compared to previous full year results.

EXPENSES

Total expenses decreased USD5.4 million (3.5%) to USD149.7 million in the period ended December 2001 compared to the corresponding period.

US REI has implemented a long-term cost reduction program across all businesses, but specifically in the Investment Management - Equity business (Project Enterprise). Project Enterprise has been designed to build an operating platform to assist in the long term growth and flexibility of the REI business by transforming business processes through focus on value added service activities and integrated IT solutions. Phase I of Project Enterprise was completed and implemented within the business during the six months ended June 2001. The total capitalised costs for Project Enterprise of USD37.5 million is being amortised over a five year period (i.e. USD7.5 million per annum beginning 1 July 2001).

Direct business expenses (total expenses excluding Project Enterprise amortisation and Corporate Overhead) decreased USD9.0 million (6.2%) to USD136.4 million for the period ended December 2001 compared to the corresponding period.

EXPENSES continued

Corporate Overhead (costs that are incurred in the management of the US REI business but not specifically attributable to any of the operating businesses) decreased USD0.1 million to USD9.6 million for the period ended December 2001 compared to the corresponding period.

US REI has commenced a business repositioning project as part of a broader Lend Lease initiative. Substantial net benefits from these initiatives are not expected to be realised until the 2003 financial year.

RESTRUCTURING COSTS

At June 2001, one-off restructuring costs of USD28.8 million before tax (USD16.9 million after tax (A$30.3 million)) was provided in relation to initiatives to increase the profitability of the US REI business through the achievement of a lower cost base. At December 2001, USD21.2 million of the USD28.8 million commitment had been utilised for redundancies, rationalisation of offices and wind-down or restructuring of certain businesses.

INCOME TAX EXPENSE

The following table analyses the North American REI income tax expense:

	31 Dec 2001 USDm	31 Dec 2000 USDm
Profit before tax	41.0	42.9
Prima facie tax expense (US REI average rate 41.5%)	**17.0**	**17.8**
Tax benefit from amortisation of intangible assets	(7.9)	(7.6)
Other tax expense adjustments [(1)]	1.7	(1.4)
Income tax expense	**10.8**	**8.8**
Effective tax rate	26%	21%

(1) Includes permanent tax differences and under provision for tax in previous periods.

The effective income tax rate was 26% for the period ended December 2001 as compared to 21% for the period ended December 2000. The increase in effective tax rate is primarily due to an under provision of $0.9 million relating to prior periods brought to account in the current period. The US business realises a tax benefit on an annual basis for tax amortisation of intangible assets in excess of book amortisation. Provisions of the US tax code provide for 15 year amortisation of certain intangible assets, including acquired contracts, purchased in connection with the acquisition of a business. The tax benefit from the amortisation of intangible assets was USD7.9 million for the period ended December 2001.

AUSTRALIA & PACIFIC

The REI Australia & Pacific business is conducted through two business units:

- **Investment Management - Equity** - which includes the management of General Property Trust (GPT), Australian Prime Property Fund (APPF), the Lend Lease US Office Trust (LL USOT) and the Property Securities business which was retained when the Financial Services businesses were sold to National Australia Bank on 30 June 2000.
- **Retail Property Management** - which manages a number of Australian Retail Centres on behalf of investors such as GPT, APPF and several external joint ventures.

ANALYSIS OF RESULT

	Period ended December 2001			Period ended December 2000		
	Investment Management - Equity A$m	Retail Property Management A$m	Total A$m	Investment Management - Equity A$m	Retail Property Management A$m	Total A$m
Annuity Fees						
Asset management fees	22.2		22.2	19.5		19.5
Investment management fees	2.3		2.3	2.5		2.5
Retail property management fees		7.7	7.7		6.9	6.9
Total annuity fees	**24.5**	**7.7**	**32.2**	**22.0**	**6.9**	**28.9**
Transaction Fees						
Leasing fees		3.5	3.5		2.9	2.9
Development management fees		4.0	4.0		4.4	4.4
Project/Structured Finance fees	0.8		0.8	0.5		0.5
Other	0.2	1.0	1.2		1.0	1.0
Total transaction fees	**1.0**	**8.5**	**9.5**	**0.5**	**8.3**	**8.8**
Total operational revenues	**25.5**	**16.2**	**41.7**	**22.5**	**15.2**	**37.7**
Other Income						
Investment income before tax	1.8		1.8	1.5		1.5
Equity accounted profits/(losses)	1.6		1.6	(0.5)		(0.5)
Total income before expenses	**28.9**	**16.2**	**45.1**	**23.5**	**15.2**	**38.7**
Expenses			(27.1)			(23.8)
Profit before tax			**18.0**			**14.9**
Income tax expense			(3.9)			(6.5)
Profit after tax			**14.1**			**8.4**

The profit after tax of the Australian & Pacific REI business increased 68% to $14.1 million for the period ended December 2001 compared to the corresponding period. This increase was due to additional asset management fees, which have grown in line with the increase in AUM, an increase in other income being primarily the increase in equity accounted profits from Darling Park Trust Operators and a decrease in income tax expense largely due to a reversal of an over provision for tax in respect of prior years of $1.0 million, the utilisation of a net tax benefit of $0.3 million arising from Lend Lease's investment in Kiwi and the change in tax rate to 30% for the period ended December 2001, compared to 34% for the corresponding period.

ANNUITY FEES

Asset management fees for the Investment Management - Equity business increased $2.7 million (14%) to $22.2 million for the period ended December 2001 compared to the corresponding period. Asset management fees increased in line with growth in AUM for GPT, APPF and, in addition, LLUSOT asset management fees of $0.8 million were received for the first time after an initial waiver period.

The investment management fees relates to the Property Securities business. Although Property Securities AUM grew by 15% for the period ended December 2001, investment management fees of $2.3 million were slightly lower than those for the corresponding period due to a renegotiation of fee structures and the timing of increased cash inflow which contributed to the AUM growth.

The retail property management fees are based on a percentage of gross rental income generated from the management of 20 shopping centres on behalf of GPT, APPF and external joint ventures. Fees increased by $0.8 million (12%) to $7.7 million for the period ended December 2001 due to increased rental income from the centres as a result of improved trading performance and the addition of 3 shopping centres resulting from the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund.

ANALYSIS OF RESULT *continued*

ANNUITY FEES continued

Assets Under Management (AUM)

	AUM at June 2001 A$b	Additions A$b	Reductions A$b	Net Revaluations A$b	AUM at Dec 2001 A$b
Investment Management – Equity					
GPT (including DPT)	5.7	0.7	(0.1)		6.3
APPF	1.3	0.5	(0.1)		1.7
LL USOT	1.2				1.2
Property Securities	2.0	0.4	(0.1)		2.3
Other accounts [1]	0.8				0.8
Total AUM	**11.0**	**1.6**	**(0.3)**	**-**	**12.3**
Period movement in AUM %					**11.8%**

(1) Includes Kiwi and Real Estate Partners.

The 11.8% increase in AUM for the period ended December 2001 related to asset acquisitions by GPT (Homemaker and 2 Park Street), the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund and increased investments in Property Securities.

TRANSACTION FEES

Leasing fees for the Retail Property Management business increased $0.6 million (21%) to $3.5 million for the period ended December 2001, compared to the corresponding period. The increase in leasing fees mainly relates to increased activity arising from the addition of three centres acquired as part of the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund. Development management fees decreased $0.4 million to $4.0 million in the period ended December 2001, largely due to a decrease in retail development activities during the period.

Other transaction revenue of $1.2 million related to recoveries for new marketing initiatives designed to enhance future revenue streams of the retail centres.

OTHER INCOME

	Period to 31 Dec 2001 Total [1] A$m	Period to 31 Dec 2000 Total [1] A$m
Investment Income		
APPF / REP1	1.8	1.5
	1.8	**1.5**
Equity Accounted Profits		
Kiwi	0.9	0.8
Darling Park Trust Operators	0.7	(1.3)
	1.6	**(0.5)**
Total	**3.4**	**1.0**

(1) Relates to the Investment Management - Equity business.

The December 2001 Investment Income related to distributions from APPF and Real Estate Partners I.

The Equity Accounted profits for Kiwi related to Lend Lease's 50% interest in the Kiwi Property Group which undertakes property management and funds management activities in New Zealand. The equity accounted profit for Darling Park Trust Operator (DPTO), related to a 50% interest in the management company. Equity accounted profits from DPTO increased $2.0 million to $0.7 million for the period ended December 2001. The increase is largely due to a one-off $1.8 million provision taken for income support payments to the Darling Park Trust in the period ended December 2000.

ASIA

The REI Asia business is conducted through two business units:

- **Investment Management - Equity**, which includes the management of the Asia Pacific Investment Corporation (APIC) and management services provided to the Lend Lease Global Fund in relation to its Asian investments.
- **Investment Management - Debt**, which relates to the Asian Lend Lease Asset Management business, which is involved in the acquisition, administration and resolution of sub-performing and non-performing loan and real estate portfolios.

ANALYSIS OF RESULT

	Six months to December 2001			Six months to December 2000		
	Investment Management – Equity A$m	Investment Management – Debt A$m	Total A$m	Investment Management – Equity A$m	Investment Management – Debt A$m	Total A$m
Annuity fees	6.9	9.7	16.6	4.2	4.6	8.8
Transaction fees						
Acquisition fees	3.2		3.2	1.4		1.4
Disposition fees					2.4	2.4
Incentive fees		3.5	3.5		2.8	2.8
Other		0.4	0.4			
Total transaction fees	3.2	3.9	7.1	1.4	5.2	6.6
Total operational revenues	10.1	13.6	23.7	5.6	9.8	15.4
Other Income						
Investment income		5.8	5.8		2.0	2.0
Equity accounted profits					0.4	0.4
Other	3.7		3.7	0.4	0.4	0.8
Total income before expenses	13.8	19.4	33.2	6.0	12.6	18.6
Expenses			(29.4)			(19.1)
Profit/(loss) before tax			3.8			(0.5)
Income tax expense			(1.7)			(1.8)
Profit/(loss) after tax			2.1			(2.3)

INVESTMENT MANAGEMENT - EQUITY

Annuity fees increased $2.7 million to $6.9 million in the period ended December 2001 and related to advisory/asset management fees for management of APIC ($5.9 million), Global Fund ($0.4 million), and property management fees ($0.6 million) derived from retail assets (Parkway) acquired by APIC and managed by Lend Lease. The previous period included only two months fees from Parkway, whereas, the December 2001 period included a full six months of fees.

Acquisition fees of $3.2 million for the period ended December 2001 represent acquisition and financing fees derived from services provided to the Global Fund.

Other income of $3.7 million mainly represents income generated from providing retail consultancy services ($3.0 million) and project recoveries and income from certain project redevelopments ($0.7 million).

The Investment Management – Equity business recorded a small profit after tax for the period ended December 2001 compared to a breakeven profit after tax recorded in the corresponding period. The profit included increased expenses due to the provision of additional services to the Global Fund, APIC, and costs incurred in establishing a broader Asian REI business including $2.0 million of expenses in respect of the proposed SREIT joint venture in Singapore which is not being pursued at this time.

AUM increased 25% to USD1.0 billion for the period ended December 2001.

ASSETS UNDER MANAGEMENT (AUM)

	AUM at 30 June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	AUM at 31 Dec 2001 USDb
APIC	0.6				0.6
Lend Lease Global Fund	0.2	0.3	(0.1)		0.4
Total AUM	0.8	0.3	(0.1)	-	1.0
Period movement in AUM %					25.0%

TOKYU BUSINESS ALLIANCE

In June 2001 Tokyu Corporation, Tokyu Land Corporation and Lend Lease signed a Memorandum of Understanding for the creation of a joint venture to establish a portfolio of Japanese real estate investment vehicles (both listed and unlisted) and services.

INVESTMENT MANAGEMENT – EQUITY continued

TOKYU BUSINESS ALLIANCE continued

Lend Lease is currently engaged in the negotiation of the Joint Venture agreement, with the objective of establishing a JREIT management company.

INVESTMENT MANAGEMENT - DEBT

The basis of the Investment Management – Debt business was formerly a part of the Amresco organisation and was purchased by Lend Lease in March 2000. At that time, the business managed a number of non-performing loan (NPL) portfolios in Japan and Thailand on behalf of third party clients.

The focus of this business over the past 18 months has been the establishment of a broad infrastructure for the management of NPLs in Asia, particularly Japan and Korea.

Lend Lease's Asian distressed debt strategy has been progressed with the launch of the Lend Lease International Distressed Debt Fund (IDDF) in March 2001. IDDF closed in December 2001 with a total capital raise of USD350.0 million for investment in NPLs in Asia - with a small allocation of USD20 million for Mexico. As sponsor of IDDF, Lend Lease has committed USD100 million of capital to IDDF (USD37.4 million drawn down by IDDF at December 2001).

BUSINESS DYNAMICS

The business derives revenue from four primary sources:

- Advisory fees earned from IDDF based on investor commitments.
- Asset management fees for servicing and resolving NPLs portfolios. As IDDF capital is invested, asset management fees will increase from servicing and resolution of investments.
- Incentive fees are payable by IDDF on achievement of agreed return hurdles on the Fund's underlying investments. The average resolution period for IDDF's investments is expected to be at least three years, accordingly incentive fees are unlikely to emerge from IDDF until fiscal 2005.
- Investment income from Lend Lease's investment in IDDF.

RESULTS ANALYSIS

Annuity fees increased $5.1 million to $9.7 million for the period ended December 2001. The increase relates to fees earned in the management and resolution of NPL portfolios in Japan and Korea for third parties (non IDDF mandates), including $2.9 million of fees from IDDF for managing its initial investments.

Transaction fees decreased $1.3 million to $3.9 million for the period ended December 2001 largely due to a reduction in disposition fees earned ($2.4 million), offset by increased incentive fees earned on existing third party contracts in Japan ($0.7 million).

The Investment Management – Debt business recorded a small profit before tax for the period ended December 2001 and included investment income of $5.8 million earned on Lend Lease's USD37.4 million investment in IDDF. This profit included significant start-up expenses for the business in Korea and Japan as well as expenses associated with establishing IDDF. The Asian infrastructure is now in place with the successful closing of IDDF in December 2001.

ASSETS UNDER RESOLUTION (AUR)

	AUR at June 2001 USDb	Additions USDb	Reductions USDb	Net Revaluations USDb	AUR at December 2001 USDb
IDDF	0.9	0.2	(0.1)		1.0
Third parties (non IDDF mandates)	5.0	1.7	(0.4)	(0.3)	6.0
Total AUR	**5.9**	**1.9**	**(0.5)**	**(0.3)**	**7.0**
Period movement in AUR %					**18.6%**

The growth in AUR over the period has been driven by the ongoing investment of IDDF capital and significant new third party mandates, which in the most instances have arisen from co-investment or related opportunities from IDDF market activity.

EUROPE

The REI Europe business consists of three business units:

- **Investment Management - Equity,** which includes the management of Bluewater on behalf of investors (including Lend Lease's 30% residual ownership), the Lend Lease Retail Partnership, the Lend Lease Overgate Partnership and acting as agent for Lend Lease's funds and joint venture entities in Europe (including Global Fund, Generali Lend Lease and Lend Lease Houlihan Rovers) *for which transaction fees for acquisitions and dispositions are earned.*

  In addition Lend Lease receives investment income from co-investments in funds and direct investment in assets, and equity accounted profits from Generali Lend Lease and Lend Lease Porto Retail.

- **Retail Property Management,** which includes the management of UK retail shopping centres (Bluewater, Overgate and Touchwood, Solihull) and the Larry Smith Retail Centre management business in Spain. The Larry Smith Retail Centre management business in Italy was sold on 11 December 2001, with an effective sale date of 1 July 2001 (see below), and earnings from this business were not included in the results for the period ended December 2001.

- **Lend Lease Global Properties Fund Management,** which relates to the dedicated investment management of the Lend Lease Global Properties Fund (Global Fund), established subsequent to December 2000.

ANALYSIS OF RESULT

	Period ended December 2001					Period ended December 2000			
	Investm't Mgt-Equity GBPm	Retail Property Mgt GBPm	Global Fund Mgt GBPm	Total GBPm	A$m	Investm't Mgt - Equity GBPm	Retail Property Mgt GBPm	Total GBP	A$m
Annuity fees									
Asset management fees	1.1		1.1	2.2	6.2	1.0		1.0	2.7
Funds management fees	0.5			0.5	1.4	0.4		0.4	1.1
Property management fees		1.1		1.1	3.1		1.4	1.4	3.8
Larry Smith revenue		1.6		1.6	4.5		2.1	2.1	5.6
Total annuity fees	**1.6**	**2.7**	**1.1**	**5.4**	**15.2**	**1.4**	**3.5**	**4.9**	**13.2**
Transaction fees	**0.9**			**0.9**	**2.5**	**0.4**		**0.4**	**1.2**
Total operational revenues	**2.5**	**2.7**	**1.1**	**6.3**	**17.7**	**1.8**	**3.5**	**5.3**	**14.4**
Investment income	11.5			11.5	32.3	12.2		12.2	32.8
Investment income expenses(1)	(1.4)			(1.4)	(3.9)	(2.2)		(2.2)	(5.4)
Equity accounted profit	1.3			1.3	3.7	0.4		0.4	1.1
Gain on sale of assets	6.0			6.0	16.8				
Total income before expenses	**19.9**	**2.7**	**1.1**	**23.7**	**66.6**	**12.2**	**3.5**	**15.7**	**42.9**
Expenses				(11.6)	(32.7)			(6.9)	(19.2)
Profit before tax				**12.1**	**33.9**			**8.8**	**23.7**
Gain/(loss) on fx hedge					(0.7)				(2.2)
Hedged profit before tax				**12.1**	**33.2**			**8.8**	**21.5**
Income tax expense (2)				(4.2)	(11.5)			(2.5)	(6.2)
Profit after tax				**7.9**	**21.7**			**6.3**	**15.3**

(1) Investment income primarily represents a deferred return payable to investors in the Lend Lease Overgate Retail Partnership.
(2) Income tax expense in A$m is net of the tax benefit on the fx hedge loss.

INVESTMENT MANAGEMENT - EQUITY

Annuity fees increased by GBP0.2 million to GBP1.6 million in the period ended December 2001. This reflects additional asset and fund management fees now being earned in respect of the Lend Lease Overgate Partnership and from the Lend Lease Retail Partnership arising from its purchase of Touchwood, Solihull.

Excluding net investment income and gains on sale of assets, this business operated at a loss during the period. This loss can be largely attributed to costs associated with the establishment of a real estate services infrastructure (capital raising, transactions and fund structuring) to complement the existing retail investment management base. The extended platform is designed to service growth in AUM (new funds and separate accounts) in Europe.

INVESTMENT MANAGEMENT – EQUITY continued

ASSETS UNDER MANAGEMENT (AUM)

AUM increased by 11% to GBP2.0 billion in the period ended December 2001 due to the purchase by the Lend Lease Retail Partnership of Touchwood, Solihull, additional investments managed by Lend Lease Houlihan Rovers (LLHR), acquisitions made by the Global Fund and revaluations of existing assets.

	AUM at 30 June 2001 GBPb	Additions GBPb	Reductions GBPb	Net Revaluations GBPb	AUM at 31 Dec 2001 GBPb
Investment Management – Equity	1.6	0.2	-	0.1	1.9
Lend Lease Global Fund	0.2		(0.1)		0.1
Total AUM	**1.8**	**0.2**	**(0.1)**	**0.1**	**2.0**
Period movement in AUM %					**11.1%**

The reductions in Global Fund's AUM of GBP0.1 million is related to the sale of its 50% interest in the Arrabida retail property in Portugal and the sale of Hayes, a UK office asset. Both were sold at on terms in excess of the Fund's target return.

INVESTMENT INCOME

	Period ended December 2001 Total		Period ended December 2000 Total	
	GBPm	A$m	GBPm	A$m
Bluewater, Kent	8.7	24.5	8.6	23.1
Overgate, Dundee	1.9	5.3	3.3	8.9
Lend Lease Retail Partnership	0.4	1.1	0.3	0.8
Lend Lease Overgate Partnership	0.5	1.4	-	-
Total Investment income	**11.5**	**32.3**	**12.2**	**32.8**

The Bluewater investment income of GBP8.7 million for the period ended December 2001 related to the net operating income (NOI) of Bluewater, derived from Lend Lease's remaining 30% interest (30% at December 2000).

The NOI of Bluewater is largely comprised of a base rent and therefore is not dependent upon sales turnover rent. However, some tenants are subject to a turnover rent "top-up". The majority of rent reviews for Bluewater's tenants will occur during the financial year ending June 2004.

The Overgate investment income of GBP1.9 million for the period ended December 2001 related to the NOI of Overgate, derived from Lend Lease's interest in the Centre less the fixed return paid to investors (refer below). Lend Lease received 100% of Overgate's NOI up to the point at which forward sale pre conditions relating to lease targets had been met and the investors in the Lend Lease Overgate Partnership made their final payment. Prior to 28 September 2001, Lend Lease was required to pay the investors a return of 8.5% per annum on the deposit (GBP2.2 million in the period ended December 2000). From 28 September 2001, the investors in the Overgate Partnership (including Lend Lease which holds a 30.7% interest) received 100% of the NOI and Lend Lease ceased paying the fixed return to the investors.

The Lend Lease Retail Partnership (LLRP) investment income of GBP0.4 million for period ended December 2001 related to Lend Lease's 4.95% interest in the Partnership which owns a 25% interest in Bluewater and, from 28 September 2001 a 90% interest in Touchwood, Solihull. On 28 September 2001, the forward sale and pre-conditions in regard to minimum leasing criteria were met and the Lend Lease Retail Partnership acquired 90% of Touchwood, Solihull based on leases completed at 31 December 2001. It is anticipated that by June 2002, the remaining leases will be completed, investors' final payments will be made and the LLRP will move to 100% ownership of the Centre. Lend Lease's remaining 10% stake in Touchwood, Solihull did not generate investment income to Lend Lease as this percentage related to unleased units through to 31 December 2001.

The Lend Lease Overgate Partnership investment income of GBP0.5 million for the period ended December 2001 related to Lend Lease's 30.7% interest in the Partnership which, from 28 September 2001, owned 100% of Overgate, Dundee.

Equity Accounted Income

The equity accounted profit of GBP1.3 million represents a 50% share of the net operating income of Lend Lease Porto Retail, the company which owned the Arrabida Shopping Centre in Portugal, together with minor losses from the Generali Lend Lease joint venture.

Gain on Sale of Investments

On 27 December 2001 Lend Lease sold its interest in Lend Lease Porto Retail, a holding company for the Arrabida retail property in Portugal. The proceeds on sale were GBP7.5 million and profit before tax on sale was GBP4.7 million.

On 11 December 2001, Lend Lease disposed of its investment in Larry Smith & Associates SRL, an Italian subsidiary with an effective sale date of 1 July 2001. The proceeds on sale of the company were GBP2.0 million and the sale generated a small profit after tax.

INVESTMENT INCOME continued

Generali Lend Lease Joint Venture (GLL)

GLL commenced operations in January 2001 as a joint venture between Lend Lease (40.0%) and Generali (40.0%), a major European insurance company, with the balance of the joint venture owned by GLL Management. The principal objective of the joint venture, which is based in Munich, Germany, is to provide European real estate investors access to core investment opportunities, initially in Europe, and then in other regions drawing on the Lend Lease global REI network.

During the period ended December 2001, GLL, in an agency capacity and on behalf of a major client, effected its first transaction, when it acquired a 65% interest in a Class A office building in Washington.

Lend Lease Houlihan Rovers (LLHR)

LLHR is a Belgium-based European listed real estate equities management company established in February 2000. Lend Lease holds an 80.0% interest with the balance held by LLHR management. During the period LLHR won commitments for investment totalling EUR65 million. For the period ended December 2001 LLHR made a small loss.

RETAIL PROPERTY MANAGEMENT

Total annuity revenue decreased GBP0.8 million to GBP2.7 million in the period ended December 2001 compared to the corresponding period.

The property management fees decreased GBP0.3 million in the period ended December 2001. The period ended December 2000 included an additional quarter of fees for property management services from Overgate. Property management fees are generally fixed, subject to Retail Price Index increases, on each property, and will grow as further properties are brought under management.

Larry Smith revenue decreased GBP0.5 million due to the sale of Larry Smith Italy, effective 1 July 2001.

The Retail Property Management business made a small loss in the period ended December 2001.

LEND LEASE GLOBAL FUND

Lend Lease Global Fund is managed by the Luxembourg-based Lend Lease Global Real Estate Advisors (LLGREA). The Global Fund is a private, commingled opportunistic real estate investment fund. Launched in February 1999, the Global Fund closed to new investors in December 2000 with total capital raised of USD590 million, including USD60 million allocated to its sister vehicle Lend Lease Asia Properties. Lend Lease has committed USD100 million in equity (currently drawn down to USD49.3 million at December 2001) to co-invest along with 13 other institutional investors from the US, Canada, Australia, Middle East and Europe.

ASSETS UNDER MANAGEMENT (AUM)

AUM in the Global Fund at December 2001 were USD0.5 billion including investments in the United Kingdom, Hong Kong, Korea, Japan and Germany.

The Global Fund AUM are included in the AUM reported by the Regional REI businesses.

	AUM at June 2001 USDb	Additions[1] USDb	Reductions USDb	Net Revaluations USDb	AUM at Dec 2001 USDb
Europe	0.3		(0.2)		0.1
Asia	0.2	0.3	(0.1)		0.4
Total AUM	**0.5**	**0.3**	**(0.3)**		**0.5**
Period movement in AUM%					**0.0%**

(1) The Global Fund acquired 3 properties during the period – an office refurbishment in London, an office/residential refurbishment in Japan and an office property in Seoul, Korea. The AUM impact is collectively less than USD50 million and accordingly is not reflected in the table above.

ANALYSIS OF RESULT

Annuity Fees

The Global Fund pays LLGREA advisory fees for providing portfolio management, asset management and other services, based on the total level of equity contributed to the Gobal Fund by investors. Annuity fees of GBP1.1 million were earned during the period ended December 2001.

Incentive Fees

Incentive fees in relation to the management of the Global Fund will accrue to Lend Lease. The quantum of these fees will be based on the investment performance of the Global Fund (refer to Fund Incentive Fees section).

LEND LEASE GLOBAL FUND continued

ANALYSIS OF RESULT continued

Profit/(Loss) after Tax

The Global Fund recorded a loss for the period ended December 2001, which is due to business establishment costs and the formation of a dedicated Global Fund management team. Advisory fees are expected to exceed the costs of the dedicated team once the fund equity is fully invested. The fee structure is, however, weighted to performance incentive fees which will not be realised until the Global Fund is in disposition phase, expected to commence in early 2005.

EXPENSES

Expenses increased by GBP4.7 million to GBP11.6 million in the period ended December 2001. The increase is primarily due to the additional expenses of GBP2.2 million relating to the formation of a dedicated management team servicing Global Fund needs and new business costs of GBP2.4 million relating to the establishment of the Generali Joint Venture and other new business and fund initiatives in the region.

GLOBAL ASSETS UNDER MANAGEMENT (AUM)

Real Estate Investments AUM increased 0.5% to $87.0 billion as at December 2001, compared to $86.6 billion as at 30 June 2001. At December 2000 AUM was A$84.0 billion.

	Dec 2001 North America A$b	Dec 2001 Aust &Pacific A$b	6 months to Dec 2001 Asia A$b	Dec 2001 Europe A$b	Dec 2001 Total A$b	Year to June 2001 Total A$b
AUM at beginning of financial period	69.2	11.0	1.5	4.9	86.6	71.1
Exchange gain						9.2
Additions	3.3	1.6	0.6	0.6	6.1	9.5
Reductions	(4.4)	(0.3)	(0.2)	(0.3)	(5.2)	(5.5)
Net Revaluations	(0.8)			0.3	(0.5)	2.3
AUM at end of financial period	**67.3**	**12.3**	**1.9**	**5.5**	**87.0**	**86.6**
Period movement in AUM %	**(2.8%)**	**11.8%**	**25.0%**	**11.1%**	**0.5%**	
	USD35.0		**USD1.0**	**GBP2.0**		

The US REI AUM totalled $67.3 billion representing approximately 77% of the total REI AUM.

GLOBAL ASSETS UNDER RESOLUTION (AUR)

Real Estate Investment's AUR increased 18.2% to $16.2 billion at December 2001, compared to $13.7 billion as June 2001. At December 2000, AUR was A$14.7 billion.

	6 month period ended Dec 2001 Nth America A$b	Dec 2001 Asia A$b	Dec 2001 Total A$b	Year to June 2001 Total A$b
AUR at beginning of financial period	2.3	11.4	13.7	**10.7**
Exchange gain				1.6
Additions	0.8	3.7	4.5	6.0
Reductions	(0.4)	(1.0)	(1.4)	(2.3)
Net Revaluations		(0.6)	(0.6)	(2.3)
AUR at end of financial period	**2.7**	**13.5**	**16.2**	**13.7**
Period movement in AUR %	**16.7%**	**18.6%**	**18.3%**	**28.0%**
	USD1.4	**USD7.0**	**USD8.4**	**USD7.1**

GLOBAL LOANS UNDER SERVICING (LUS)

Real Estate Investments' LUS increased 36.7% to $131.7 billion at December 2001, compared to $96.3 billion at 30 June 2001. At December 2000, LUS were A$96.5 million.

	6 months to Dec 2001 Nth America A$b	Year to June 2001 Nth America A$b
LUS at beginning of financial period	**96.3**	**82.7**
Exchange gain		12.6
Additions – internal sources	4.1	4.6
Additions – external sources	36.7	6.8
Loan run-offs	(5.4)	(10.2)
Other		(0.2)
LUS at end of financial period	**131.7**	**96.3**
Period movement in LUS %	**36.7%**	**16.4%**
	USD68.5	**USD50.1**

DEFINITIONS

Assets Under Management (AUM)- represents the market value of real estate assets managed in an advisory capacity on behalf of investors.

Assets Under Resolution (AUR)- represents the legal balances of distressed (non-performing) mortgage loans that have typically been acquired at a discount in order for the assets, secured by the mortgage loans, to be liquidated at a higher value on behalf of investors.

Loans Under Servicing (LUS) - represents the legal balances of mortgage loans that are administered on behalf of investors.

GLOBAL FUNDS PERFORMANCE

Detailed below are the latest available REI fund returns compared to appropriate benchmarks, where applicable.

REI US

	Before Fee Leveraged Returns			Average Market Value
	1 Year	3 Years	5 Years	USDm
Private Equity Composites at September 2001 (1)				
Total composite	11.4%	11.4%	12.7%	10,317
Commingled Fund composite	11.4%	11.1%	12.6%	4,825
Separate account composite	11.7%	11.8%	12.8%	5,492
Composite by strategy:				
Core	10.6%	11.4%	12.8%	7,723
Enhanced	14.2%	11.1%	11.8%	2,594
Industry Benchmark at September 2001				
NCREIF Property Index (2)	*10.1%*	*11.3%*	*12.6%*	

	Before Fee Returns			Market Value
	1 Year	3 Years	5 Years	USDm
Private Equity Flagship Funds at September 2001				
Prime Property Fund	7.9%	11.2%	13.4%	2,025
Industry Benchmark at September 2001				
NCREIF Property Index (2)	*10.1%*	*11.3%*	*12.6%*	
Value Enhancement Series	23.0%	15.3%	17.5%	1,266
Industry Benchmark at September 2001				
No appropriate benchmark	*N/A*	*N/A*	*N/A*	
Private Equity Flagship Funds at December 2001				
Prime Property Fund	3.5%	10.0%	12.5%	1,859
Industry Benchmark at December 2001				
NCREIF Property Index (2)	*7.4%*	*10.3%*	*12.2%*	
Value Enhancement Series	5.2%	14.7%	17.1%	1,300
Industry Benchmark at December 2001				
No appropriate benchmark	*N/A*	*N/A*	*N/A*	
Private Debt Flagship Funds at September 2001				
Core Mortgage Fund I	12.3%	8.2%	9.0%	130
Industry Benchmark at September 2001				
Giliberto-Levy (Loss adjusted) (3)	*14.9%*	*8.7%*	*9.7%*	
Public Equity at December 2001				
LL Rosen Total Return Strategy Composite	11.7%	14.3%	10.3%	846
Industry Benchmark at December 2001				
Wilshire REIT Index	*12.4%*	*12.8%*	*7.3%*	
Public Debt at December 2001				
LL Hyperion High Yield CMBS Fund	7.4%	N/A	N/A	112
Industry Benchmark at December 2001				
Lehman BB CMBS Index	*9.7%*	*N/A*	*N/A*	

(1) Composites for the Private Equity Funds include active, market value, tax exempt portfolios and are presented on a leveraged basis before fees. Portfolios which maintain their records on a historical cost basis are not included in these composites.

(2) The NCREIF (The National Council of Real Estate Investment Fiduciaries) Property Index is comprised of mostly core and some core-plus properties and is most appropriate as a benchmark for portfolios with a similar risk profile. The Index measures the historical performance of investment grade, non-agricultural, income-producing properties. The index consists of unleveraged and leveraged properties, however, returns are calculated on an unleveraged basis before advisory fees. The NCREIF Property Index has a market value of USD106.6 billion, as of 30 September 2001.

(3) The Giliberto-Levy Index is a debt portfolio benchmark. It is based on a USD148 billion aggregate model portfolio that represents a cross section of fixed rate, fixed term loans made by institutional lenders. It is constructed to function like a market-based index. Several sources are used to extract specific data; loan commitment and delinquency data, mortgage rate data, trends on property values, and interest rate data, Standard bond indexing, fixed income technology has been utilised to create this benchmark.

GLOBAL FUNDS PERFORMANCE continued

REI ASIA PACIFIC

	Leveraged Returns[1] 1 Year	3 Years	5 Years	Market Value A$m
Private Equity Flagship Funds at December 2001				
APIC[2]	3.1%	5.6%	2.6%	1,129
Industry Benchmark at December 2001				
Asian Property Index	*(13.7)%*	*1.8%*	*(11.1)%*	
APPF – Retail	10.3%	10.3%	7.9%	1,110
APPF – Commercial	9.8%	8.8%	8.9%	381
APPF - Industrial	12.2%	11.1%	11.5%	172
Industry Benchmark at December 2001				
Mercers Diversified Property Fund Index	*9.8%*	*10.3%*	*9.6%*	
Property Securities	19.1%	9.5%	13.1%	2,304
Industry Benchmark at December 2001				
ASX 200 Accumulation Index	*14.6%*	*8.7%*	*12.7%*	
Public Equity Flagship Funds at December 2001				
GPT[2]	9.9%	4.8%	10.7%	6,339
LL US Office Trust[2]	*25.4%*	*N/A*	*N/A*	*1,223*
Industry Benchmark at December 2001				
ASX LPT Index[2]	*15.0%*	*8.8%*	*12.8%*	
Kiwi[2]	24.7%	5.4%	N/A	360
Industry Benchmark at December 2001				
NZSE Property Index[3]	*13.1%*	*5.6%*	*N/A*	

(1) Returns are before fees except where noted otherwise.
(2) Both the return and benchmark are calculated after fees.
(3) Benchmark used is a composite of the NZSE Property Index for capital returns and separately calculated income returns.

REI EUROPE

	Before Fee Leveraged Returns 1 Year	3 Years	5 Years	Market Value GPBm
Private Equity Flagship Funds at December 2001				
LL Retail Partnership	8.9%	N/A	N/A	1,530
LL Global Fund	7.7%	N/A	N/A	101[1]
Industry Benchmark at December 2001				
Investment Property Database	*7.2%*	*N/A*	*N/A*	

(1) Market value as at 30 September 2001

CO-INVESTMENTS

Part of the REI strategy involves Lend Lease co-investing, where appropriate, in the funds alongside clients. Such investments are in effect seed capital to establish a fund. The majority of funds that Lend Lease co-invests in are closed-ended funds that are weighted towards capital growth rather than income generation. As Australian Accounting Standards prohibit the recording of unrealised capital gains as profit, Lend Lease's total return on the investment is only earned on liquidation of the funds.

The following table summarises the co-investments at December 2001, as well as future commitments to co-investments.

Investment	Investment Dec 2001 A$m	Future Commitments A$m	Total Commitments A$m	Expected Fund Liquidation
North America				
Lend Lease Real Estate Securities Fund	22.8		22.8	Open ended
Value Enhancement Fund III	27.2		27.2	2005
Value Enhancement Fund IV	42.0	32.7	74.7	2006
Value Enhancement Fund V	23.5	89.1	112.6	2008
YCP II	103.9		103.9	2003
Multifamily investments	11.6	22.6	34.2	Various
Mezzanine debt funds	31.4	33.9	65.3	Various
Other	20.5	34.0	54.5	Various
	282.9	**212.3**	**495.2**	
Asia				
Lend Lease Asia Water Trust	9.3		9.3	2002
APIC	96.2		96.2	2003
IDDF	71.9	119.0	190.9	2008
	177.4	**119.0**	**296.4**	
Europe				
Lend Lease Global Fund	95.0	96.1	191.1	2009
Lend Lease Retail Partnership	63.4	4.9	68.3	2007
Lend Lease Overgate Partnership	36.5		36.5	2008
Lend Lease European Mutual Fund	18.6		18.6	2004
	213.5	**101.0**	**314.5**	
Australia				
APPF	48.2		48.2	Open ended
REP I	1.6	2.9	4.5	2005
	49.8	**2.9**	**52.7**	
Total	**723.6**	**435.2**	**1,158.8**	

At December 2001, the estimated market value of the investments detailed above was $749.0 million.

FUND INCENTIVE FEES

Detailed below is the basis on which incentive fees are earned for certain key funds. Had Lend Lease liquidated these funds at December 2001, total incentive fees of approximately USD20.5 million would have been earned. This USD20.5 million estimate of incentive fees at December 2001 is USD7.5 million lower than the estimate of incentive fees that would have been earned at June 2001. This reduction is due to the realisation of certain incentive fees (USD3.4 million) during the period ended December 2001 and revised property valuations within the funds (USD4.1 million).

The actual incentive fees to be earned could be materially different, as they will depend on the state of real estate markets, amounts of capital invested, timing of liquidation of funds and a number of other factors. Note that incentive fees are also earned on some separate accounts but are not disclosed due to confidentiality.

Fund		Equity Invested at Dec 2001 A$m	Gross AUM at Dec 2001 A$m	Expected Maximum AUM A$m (1)	Since Inception Return Before Fees	Expected Realisation of Incentive Fees
North America (2)						
Arch Street I	USD			154	26.2%	2001/02
Arch Street II	USD	45	132	130	23.6%	2005/06
Arch Street III	USD	15	41	150	7.6%	2005/06
Arch Street IV	USD			425	N/A	2007/08
Value Enhancement Fund II	USD	218	448	398	13.2%	2004/05
Value Enhancement Fund III	USD	568	721	718	16.1%	2004/05
Value Enhancement Fund IV	USD	447	765	1,500	11.8%	2005/06
Value Enhancement Fund V	USD	67	103	900	5.1%	2007/08
Asia						
IDDF	USD	37	1,050	720	N/A	2005/06
Europe						
Lend Lease Retail Partnership	GBP	468	510	627	9.7%	2001/02
Lend Lease Overgate Partnership	GBP	131	130	140	6.8%	2002/03
Lend Lease Global Fund	USD	252	571 (3)	2,800	13.3% (4)	2006/07

(1) Refers to the expected maximum fund size of the co-invested funds and includes both equity and debt.
(2) The above list of North American funds is limited to certain key funds for which Lend Lease may receive incentive fees. Lend Lease also manage and/or have managed other commingled funds whose performance returns may be higher or lower than those shown. Historical performance is not an indication of future results.
(3) Represents Gross AUM at September 2001.
(4) Represents since inception return as at September 2001.

Private Equity Funds	Basis of Calculation
Arch Street I, II, III & IV	Share of residual cash basis, 20% over a 12% net investor IRR increasing to 25% over a 15% net investor IRR
Value Enhancement Fund II & III	▪ 5% of that portion of "Cumulative Distributions" (CD) that exceed an annualised 4% return above the "Avg Annual CPI" (AACPI) up to but not including an annualised 6% return above the AACPI. ▪ PLUS 7.5% of that portion of any CD that exceed an annualised 6% return above the AACPI up to but not including an annualised 8% return above the AACPI. ▪ PLUS 15% of that portion of any CD that equals or exceeds an annualised 8% return above the AACPI
Value Enhancement Fund IV & V	Once return of capital + 10% p.a. return achieved, Fund will pay performance fee and make distributions to investors on a 50%-50% basis until Manager receives amount equal to 20% of both cumulative distribution (excl return of capital) and amounts disbursed in performance fees. Thereafter, incentive fees are payable on a 80%-20% (investor/manager) distribution basis.
Lend Lease Retail Partnership	Performance fee is based upon a three year rolling average out-performance of the UK direct property benchmark (IPD). The fund's properties must outperform the benchmark by 10.0% before any performance fee is payable. For each 1.0% of out-performance a fee of 0.15% of Funds Under Management is payable, this is capped at 0.50% for any one year. After 2001 a maximum of 25.0% of the performance fee can be taken as cash, with all other performance fees taken as an additional interest in the partnership.
Lend Lease Overgate Partnership	Performance fee is based on a three year rolling average out performance of the UK direct property market benchmark (IPD). For each 1% of out performance a fee of 0.15% of assets under management is payable, capped at 0.50% for any one year.
Lend Lease Global Fund	▪ Incentive Fees – The advisor shares in the simple cumulative net fund returns above 12.0%. Participation is 25.0% reducing to a 22.5% share for returns above 30.0%. Incentive fees are only fully payable on final liquidation of the fund. ▪ Options – The advisor will be allocated options totalling 7.5% of the issued capital of the Global Fund. Options will be exercisable on final liquidation of the fund at a strike price based on the cost of equity to investors.
IDDF	Once return of capital 10% - 12% pa return achieved, Fund will pay performance fee and make distributions to investors on a 20% - 80% basis until advisor receives amount equal to 20% of both cumulative distribution (excluding return of capital) and amounts disbursed in performance fees. Then payable on a 80% - 20% (investor/advisor) distribution basis.

CAPITAL SERVICES

The principal activities of Capital Services are as investor in infrastructure assets, asset fund manager and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
CAPITAL SERVICES								
Australia & Pacific	3.2	18.7	1.2	16.8	0.9	7.0	0.6	3.8
Asia							9.3	9.3
Europe		10.7		6.2		2.4	15.0	20.7
Total	**3.2**	**29.4**	**1.2**	**23.0**	**0.9**	**9.4**	**24.9**	**33.8**
% of Total Group	0.1%	0.5%	0.4%	12.3%	0.7%	8.6%	0.3%	0.4%

AUSTRALIA & PACIFIC

Revenue of $3.2 million and profit after tax of $0.9 million for the period ended December 2001 included the sale of Morrisons in July 2001 for $1.6 million and cost recoveries. Revenue of $18.7 million and profit after tax of $7.0 million in the corresponding period mainly related to the sale of Lend Lease's remaining interest in the Prospect Water Partnership.

Following the sale of the investment in Morrisons the Australian Capital Services business held no material investments.

ASIA

The segment assets in Asia related to the investment in the Lend Lease Asia Water Trust (16.5%) on which no income has been earned.

EUROPE

The European Capital Services business consists of investments in Chelverton, THI and Clacton. Revenue of $10.7 million for the corresponding period mainly related to guarantee fees earned from loans guaranteed for Chelverton. No guarantee fees were recorded as revenue during the period ended December 2001.

Segment assets of $9.5 million mainly related to the investment in Chelverton Group (refer below).

The status of each investment is summarised below.

CHELVERTON GROUP

Lend Lease has a 50% interest in Chelverton Group. The initial investment was made in April 1996. Lend Lease also has a 50% interest in Chelverton Properties International, which is the developer of a number of schemes in Poland and Spain. Lend Lease's total investment in, and guarantees provided on behalf of, Chelverton at December 2001 were:

	GBPm	A$m
Chelverton Group		
Investment (equity accounted)[1]	5.5	15.1
Guaranteed loan (drawn amount)[2]	3.0	8.2
Guarantee fees outstanding	1.5	4.1
	10.0	**27.4**
	USDm	**A$m**
Chelverton Properties International		
Investment[3]		
Guaranteed loan (drawn amount)[4]	21.5	41.3
Guarantee fees outstanding[5]	6.1	11.8
	27.6	**53.1**
Total investment and guarantees		**80.5**

(1) Initial cost was GBP3.3 million (A$9.0 million).
(2) Guarantee on a GBP5.0 million (A$13.7 million) loan facility used to finance projects which has been reduced to GBP3.0 million (A$8.2 million).
(3) Initial cost was USD4,000.
(4) Guarantee on a USD21.5 million (A$41.3 million) loan facility used to finance projects.
(5) Guarantee fees accrued at December 2001 net of guarantee fees due to Chelverton Group under Chelverton Group's guarantee of Chelverton Properties International obligations to Lend Lease.

EUROPE continued

CHELVERTON GROUP continued

Lend Lease has reached an agreement to sell its interests in Chelverton Group and Chelverton Properties International for GBP10.0 million. Lend Lease received an initial payment of GBP5.0 million on 6 August 2001, with the balance to be settled in July 2002. The completion of the sale is subject to the payment of the second GBP5.0 million, the extinguishment of any exposure that Lend Lease has under the guarantees it has provided (refer above) and the payment of any guarantee fees owing.

THI PLC (THI)

Lend Lease has a 14.3% interest in THI. The initial investment was made in December 1996. The performance of THI over the past two years has been substantially below expectations, resulting in the Company being placed into administrative receivership on 4 April 2001 at the request of its Directors. A number of provisions have been raised in prior periods to cover the exposure. No additional provisions have been raised since 30 June 2001.

In total $68.2 million before tax has been written off/provided against Lend Lease's investment in THI (including $9.3 million for the initial investment).

The receiver is in the process of completing and disposing of THI's investments and projects.

CLACTON

Lend Lease's approximate 43% interest in the Clacton Factory Outlet Centre was acquired in March 1998. The Centre itself has traded below expectations since opening.

The investment and guarantees have been fully provided for in prior periods. No additional provisions have been raised since 30 June 2001.

In total, $26.7 million has been written off/provided against Lend Lease's investment in Clacton.

The Centre is financed by a secured bank loan and given its non-recourse nature, Lend Lease has no further obligations to support the Centre beyond that provided for at December 2001.

INVESTMENTS

IT+T AND eBUSINESS INVESTMENTS

These investments related to holdings in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

RESULTS

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Australia & Pacific								
IBM Global Services Australia (IBMGSA)	10.4	5.9	10.4	5.9	8.5	3.9	65.8	77.3
Other investments				(38.7)		(27.1)	1.5	6.3
Expenses				(8.6)		(5.4)		
Total IT+T and eBusiness Investments	**10.4**	**5.9**	**10.4**	**(41.4)**	**8.5**	**(28.6)**	**67.3**	**83.6**
% of Total Group	0.2%	0.1%	4.8%	(22.2%)	6.7%	(26.3%)	0.8%	0.9%

PROFIT AFTER TAX

IT+T and eBusiness Investments made a profit after tax of $8.5 million for the period ended December 2001, which was due to distributions received from IBMGSA.

Distributions from IBMGSA totalled $10.4 million before tax, and related to both dividends and royalty payments.

Expenses of $8.6 million ($5.4 million after tax) incurred during the corrresponding period included costs to pursue IT+T and eBusiness initiatives in the United States. The expenses were reduced significantly in the second half of the 2001 fiscal year, as the initiatives were no longer actively pursued. Ongoing expenses of realising the investments are negligible.

CoolSavings, Inc.

CoolSavings, Inc. announced on 31 July 2001 that Landmark Communications, Inc (Landmark) had agreed to provide it an immediate USD5.0 million in loans and up to USD10.0 million in preferred equity financing. Following the provision of preferred equity financing and Landmark exercising their option to convert the financing into common stock, Lend Lease's 24.8% interest in CoolSavings, Inc. has been diluted to approximately 8%. The carrying value at December 2001 of $1.5 million is based on its trading price of USD7 cents per share as at that date.

SEGMENT ASSETS

Segment assets consist of investments in CoolSavings, Inc., and the investment in, and loan to, IBMGSA ($65.8 million). The reduction in segment assets is mainly due to the allocation of provisions against the investment in CoolSavings, Inc.

EQUITY (LISTED) INVESTMENTS

Lend Lease's strategy has been, from time to time, to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

RESULTS

	Operating Revenue		Operating Profit Before Tax		Operating Profit After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2000 $m
AUSTRALIA & PACIFIC								
Sales of Investments								
Westpac Banking Corporation:								
Sale of shares subject to Hedge Arrangements	61.9	98.7	39.3	61.1	28.2	42.7		22.5
Sale of residual holding		0.3		0.2		0.1		
Total Equity Investments	**61.9**	**99.0**	**39.3**	**61.3**	**28.2**	**42.8**	**-**	**22.5**
% of Total Group	1.0%	1.7%	18.0%	32.9%	22.3%	39.3%	-	0.2%

PROFIT AFTER TAX

Equity Investments' contribution to the profits of the Group was $28.2 million after tax for the period ended December 2001 and related to the realisation of previously hedged Westpac shares, as compared to $42.7 million for the corresponding period.

WESTPAC SHARES HEDGE ARRANGEMENT

In December 1998 Lend Lease entered into share lending and hedging arrangements (the Arrangements) in relation to 40 million Westpac shares which effectively locked-in a price of $10.05 per share. The Arrangements involved Lend Lease receiving approximately $402.2 million in cash (as collateral under the Arrangements). The Arrangements locked-in an unrealised profit of $174.3 million after tax (adjusted for the subsequent changes to Australian corporate tax rates) which is not recognised until the Arrangements are terminated, the timing of which is at Lend Lease's discretion. One consequence of the Arrangements is that Lend Lease no longer receives the dividends and franking credits from the shares held under these Arrangements.

During the period ended December 2001, Lend Lease terminated the Arrangements over the remaining 6 million Westpac shares. The termination resulted in a $28.2 million profit after tax. In previous periods the profits generated by the termination of the Arrangements was used to approximately offset the Group's amortisation charge.

All remaining Westpac shares existing under the hedge arrangement at 30 June 2001 have been sold during the period ended December 2001. No further profits will be realised from Westpac shares.

CORPORATE

Corporate consists of Group Services (which includes corporate administration), Group Amortisation and Group Treasury (which includes all financing costs that are not directly related to real estate development projects or investments, irrespective of where those costs are incurred).

GROUP SERVICES

	Operating Revenue		Operating Loss Before Tax		Operating Loss After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m
GROUP SERVICES								
Corporate Services	5.7	19.7	(27.7)	(14.9)	(27.9)	(16.8)		
Group IT Costs			(16.3)	(14.6)	(11.4)	(9.7)		
Total Group Services	**5.7**	**19.7**	**(44.0)**	**(29.5)**	**(39.3)**	**(26.5)**	**-**	**-**

CORPORATE SERVICES

	31 Dec 2001 $m	31 Dec 2000 $m
Revenue		
Revenue in relation to Lend Lease Foundation	2.6	11.1
Shared Services provided to external parties	2.3	5.4
Other revenue	0.8	3.2
Total Revenue	***5.7***	***19.7***
Expenses		
Net corporate costs (1)	18.3	21.1
Provisions raised	10.9	(3.3)
Lend Lease Foundation costs	4.2	16.8
Total Expenses	**33.4**	**34.6**
(Loss) before tax	**(27.7)**	**(14.9)**
Tax benefit/(expense)	(0.2)	(1.9)
(Loss) after tax	**(27.9)**	**(16.8)**

(1) Net corporate costs comprises:

	31 Dec 2001 $m	31 Dec 2000 $m
Gross corporate costs	38.2	39.0
Shared Services	8.1	8.9
Less recoveries from business segments	(28.0)	(26.8)
Net corporate costs	**18.3**	**21.1**

Corporate Services revenue decreased to $5.7 million for the December 2001 period from $19.7 million in the December 2000 period. Lend Lease Foundation revenue decreased due to the reduction in dividends from Lend Lease shares. Shared services and other revenue decreased due to a further reduction in outsourced services provided to MLC. The remainder of services are expected to be transferred to MLC by 30 June 2002. Net corporate costs have decreased by $2.8 million (13.3%) to $18.3 million due to the realisation of benefits from initiatives introduced in the previous financial year to reduce Group overheads.

GROUP IT COSTS

Global IT costs relate to IT costs that are not incurred directly by the operating businesses.

GROUP AMORTISATION

All amortisation charges are reported at the Group, not business unit, level.

	Amortisation Charge Dec 2001 $m	Dec 2000 $m
Management Agreements		
ERE Yarmouth	5.3	4.5
Boston Financial Group	1.9	2.0
Debt Businesses (including CapMark and HFF)	2.6	2.4
GPT	0.4	0.4
	10.2	**9.3**
Goodwill		
Bovis Group	21.0	20.4
Boston Financial Group	0.8	0.9
ERE Yarmouth	1.5	1.4
Rosen Consulting Group	0.7	0.7
Crystal group	0.5	0.4
Debt Businesses (including CapMark and HFF)	8.6	8.0
Larry Smith	0.6	1.0
Delfin Group	1.6	
	35.3	**32.8**
Other Intangible Assets (Crystal patent)	**0.5**	**1.6**
Total Group amortisation at average rate	**46.0**	**43.7**
(Gain)/loss on foreign profit hedges	(5.6)	(3.5)
Amortisation adjusted for foreign exchange hedges	**40.4**	**40.2**

The Delfin group goodwill represents amortisation of goodwill on acquisition of the Delfin Group on 10 August 2001.

ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLES – US DEVELOPMENTS

On 29 June 2001, the US Federal Accounting Standards Board (FASB) approved Statement SFAS142, Goodwill and Other Intangible Assets. The Statement removed the requirement to systematically amortise goodwill and instead, imposed a requirement to subject goodwill to an impairment test at each reporting date, with any impairment loss charged to profit and loss.

In respect of other intangible assets, the Statement requires:

- For intangible assets with finite lives, the intangible assets are to be amortised over their useful lives; and
- For intangible assets with indefinite lives, then no amortisation is required, with such assets to be subject to an impairment test at each reporting date, with any impairment loss charged to profit and loss.

Lend Lease would view that its management agreements fall into the latter category.

The Australian accounting standard bodies have not as yet released a formal position in respect to these new US rules. The Directors of Lend Lease agree with SFAS142 as the impairment test reflects economic reality unlike the current Australian standard which requires a charge to the profit and loss irrespective of the underlying performance and value of the assets currently subject to amortisation charges. Lend Lease complies with the current Australian Accounting Standard.

GROUP TREASURY

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m
Net FX Hedge benefits/(costs)			9.3	(6.5)	6.5	(4.3)		
Interest revenue	19.6	88.4	19.1	88.4	12.7	60.9		
Borrowing Costs			(36.1)	(45.0)	(20.7)	(27.1)		
Total Group Treasury	**19.6**	**88.4**	**(7.7)**	**36.9**	**(1.5)**	**29.5**	**331.7**	**690.0**

FOREIGN EXCHANGE HEDGE BENEFITS/COSTS

Net hedge benefits/costs are earned/incurred on the Group's hedging of net assets and current year foreign-denominated profits. This balance comprises a net benefit of $9.3 million. The net benefit for the period was largely due to the favourable increase in interest rate differential between the US and Australia.

Losses on current year profit hedges of $11.1 million (comprising foreign exchange loss of $10.5 million and hedge cost of $0.6 million) were due to the rate on the hedges being higher than the average spot rate for the period. These have been allocated to business unit segment profit and Group interest and amortisation.

Overall the impact of foreign exchange losses on the consolidated profit and loss statement was $1.8 million pre tax for the period ended December 2001 compared to $13.1 million pre tax for the corresponding period.

INTEREST

Interest revenue decreased by $68.8 million to $19.6 million for the period ended December 2001. This was primarily due to higher average cash balances following the sale of Financial Services businesses on 30 June 2000 and higher interest rates for the period ended December 2000 as compared to December 2001. Interest revenue includes an apportionment of foreign exchange losses of $0.5 million.

Borrowing costs (including non-interest) decreased by $8.9 million to $36.1 million for the period ended December 2001, primarily due to a combination of less interest bearing liabilities and lower interest rates.

Borrowing costs comprise $43.0 million (as per Note 4 of the December 2001 Consolidated Financial Statements) offset by the apportionment of foreign exchange gains of $6.9 million before tax ($4.8 million after tax) on interest incurred primarily on the US borrowings.

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

BALANCE SHEET SUMMARY BY MAJOR COMPONENT

	Dec 2001 $m	June 2001 $m	Increase/ (Decrease) $m
Cash	733.4	1,118.6	(385.2)
Real Estate Development inventories	1,034.6	1,018.0	16.6
Real Estate Development investments	88.3	36.8	51.5
Real Estate Co-investments	723.6	602.4	121.2
Other Real Estate Investments	567.7	465.9	101.8
Other Investments	45.7	59.7	(14.0)
Goodwill	1,160.6	1,122.5	38.1
Management Agreements	971.5	963.8	7.7
Borrowings	(980.8)	(1,080.8)	100.0
Other Net Assets/(Liabilities) [1]	(582.8)	(639.5)	56.7
Shareholders' Equity	**3,761.8**	**3,667.4**	**94.4**

(1) Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities including deferred tax.

Lend Lease's Balance Sheet continues to be strong, the key features of which are:

- Cash was $733.4 million at December 2001 (refer Cash Flow section).
- Total equity increased from $3.7 billion to $3.8 billion primarily due to retention of current period profits net of dividends paid.
- The increase in Real Estate Development inventories of $16.6 million and Investments of $51.5 million is largely due to the acquisition of the Delfin Group.
- Other investments have increased by $128.9 million largely due to the increase in mortgage loans and tax credit properties from June 2001.
- Many assets are stated on the Balance Sheet at cost and therefore at a discount to realisable or market value.

CREDIT STRENGTH

Management analyses credit strength in terms of interest coverage and continues to target a 7 - 9 times EBITDA to interest expense ratio.

The EBITDA to interest expense ratio for the financial period ended December 2001 was 6.9 times.

For the period ended December 2001, the interest coverage ratio was a less relevant measure as the Group had substantial interest revenue ($19.6 million before tax and profit hedge) that would have significantly offset interest expense ($45.6 million before tax and profit hedge benefit).

Borrowings were $980.8 million at December 2001, compared to $1,080.8 million at 30 June 2001. The ratio of borrowings to Shareholders' Equity was 26.1% at December 2001, compared to 29.4% at 30 June 2001. The ratio of Net Debt to Shareholders' Equity December 2001 was 6.6% (negative 1.0% at June 2001 due to cash exceeding borrowings).

CASH FLOW

The following table summarises the major cash flows for the period ended December 2001.

	$m
Cash at 30 June 2001	**1,118.6**
Summary of major cash transactions during the period	
Operating Activities	
Net payments in the course of operations	29.1
Net Property Development receipts	343.6
Tax payments	(89.9)
Net interest paid	(27.9)
Other operating cash receipts	29.3
	284.2
Other Cash Transactions	
Payment of dividends on 14 September 2001	(34.4)
Funding of 'out of the money' foreign exchange hedge contracts	(63.7)
REI Co-investments	(111.1)
Mortgage Loans	(184.4)
Purchase of Delfin Ltd	(173.9)
Proceeds on sale of investments (including Da Chang and Porto Retail)	81.7
Net borrowing repayments	(237.1)
Other net cash flows	53.5
Net cash deployed for the period	**(385.2)**
Closing cash balance at 31 December 2001	**733.4**

A large proportion of the cash at June 2001 was deployed into activities that did not have any immediate profit benefit to Lend Lease - *dividend payments to shareholders ($34.4 million), tax payments ($89.9 million),* and REI *Co-investments ($111.1 million).* This explains the relatively low immediate profit contribution to Lend Lease's December 2001 results from the cash balance at 30 June 2001. Net property development cash flows mainly relate to three projects, Olympic Village ($148.4 million), Touchwood Court, Solihull ($78.1 million) and Overgate Centre, Dundee ($119.9 million).

COMMITMENTS

Lend Lease has significant capital commitments over the next 12 months including payment for REI Co-investments of $317.6 million (including VEF IV $32.7 million, IDDF $119.0 million, Lend Lease Global Fund $96.1 million and other Co-investments $69.8 million).

TAXATION

CHANGE IN TAX RATE

The corporate tax rate applicable to the Australian operations was changed to 30% on 1 July 2001. Future Income Tax Benefit (FITB) and Provision for Deferred Income Tax (PDIT) balances are carried forward based on the tax rates applicable to the period in which they are expected to be realised. The realisation assumptions are re-assessed at the end of each period and where applicable the FITB and PDIT balances are restated.

EFFECTIVE TAX RATE

The effective tax rate for the period ended December 2001 was 36.7% (December 2000 41.4%). The decrease from December 2000 is largely due to the lower Australian corporate tax rate of 30% for the period ended December 2001 compared to 34% for the corresponding period.

DIVIDEND FRANKING

The interim dividend for the December 2001 financial period of 9 cents per share to be paid in March 2002 will be fully franked. In accordance with the previously announced policy, the Company will only pay dividends in the future up to the extent of the available franking credits. The level of franking credits in any particular year is dependent upon the level of taxable income generated in Australia, the timing of the realisation of profits and losses and the timing of the payment of tax. These variables are difficult to forecast and any forecast is subject to a significant margin of error. Based on current forecasts, Lend Lease expects to pay a fully franked dividend in the order of 18 cents per share for the June 2002 financial year.

PROSPECTS

Following the December 2001 results, the Directors confirm (consistent with the announcement on 16 August 2001) that the profit for the full year to June 2002 is expected to be in excess of $210.0 million. However, it must be stressed that the future profit of Lend Lease will depend on a range of factors including the state of the global economy and property markets, competitive and regulatory pressures, future deployment of capital and other relevant factors that are not possible to predict with confidence.

FIVE YEAR PROFILE

		Dec 2001	Dec 2000	Half Year Ended Dec 1999	Dec 1998	Dec 1997
PROFITABILITY 2001						
Operating revenue	**$m**	**6,246**	**5,758**	**5,337**	**1,797**	**1,372**
Operating profit before tax	**$m**	**219**	**186**	**526**	**226**	**218**
Operating profit after tax	**$m**	**126**	**109**	**276**	**206**	**182**
DIVISIONAL CONTRIBUTION						
Bovis Lend Lease	$m	49	41	26	24	17
Property Development	$m	34	3	90	(4)	(6)
Real Estate Investments	$m	87	78	58	37	37
Capital Services	$m	1	9	6	8	(3)
Real Estate Services	$m				11	4
Financial Services	$m			111	118	93
IT+ T Investments	$m	8	(28)	3	3	(1)
Equity Investments	$m	28	43	36	20	61
Other items [1]	$m	(81)	(37)	(54)	(11)	(20)
Total	**$m**	**126**	**109**	**276**	**206**	**182**
Operating profit after tax to revenue	%	2.0	1.9	5.2	11.5	13.3
Operating profit after tax per full-time employee	$000's	12	11	26	58	41
Earnings per share [2]	cents	29.4	23.1	54.5	40.7	36.0
Operating profit after tax to shareholders' equity	%	3.4	3.0	12.9	5.9	5.6
Dividend per share [2]	cents	9	13	32	29	27

		Half Year Ended Dec 2001	June 2001	Financial Year Ended June 2000	June 1999	June 1998
CORPORATE STRENGTH						
Assets Under Management	$b	87.0	86.6	70.9	73.2	73.5
Assets Under Resolution	$b	16.2	13.7	10.7		
Loans under servicing	$b	131.7	96.3	82.7		
EBITDA	$m	315	339	939	629	484
Total assets	$m	8,825	9,127	10,942	7,291	6,471
Available cash	$m	733	1,119	3,484	621	482
Borrowings	$m	981	1,081	1,046	1,210	1,544
Current assets	$m	3,685	4,278	6,266	2,234	1,396
Current liabilities	$m	3,275	3,635	3,800	2,452	1,452
Net asset backing per share [2]	$	8.73	8.54	10.38	6.88	6.42
Ratio of current assets to current liabilities	Times	1.13	1.18	1.65	0.91	0.96
Debt to shareholders' equity	%	26.1	29.5	19.7	34.9	47.7
Debt to shareholders' equity plus debt	%	20.7	22.8	16.5	25.9	32.3
Net debt to shareholders' equity	%	6.6	(1.0)	(45.9)	17.0	32.8
Debt to total market capitalisation	%	17.4	20.0	9.6	11.6	18.8
Shareholders' equity	$m	3,762	3,667	5,307	3,469	3,237
Shares on issue [2]	m	431	430	512	504	252
Number of shareholders	No.	87,862	87,516	59,553	45,113	35,404
Number of equivalent full-time employees	No.	10,857	10,484	9,774	4,627	7,079

(1) Includes Group Treasury, amortisation and corporate administration services.
(2) Comparatives have been adjusted to reflect the 1:1 bonus issue in December 1998.

CORPORATE STRENGTH continued

SHAREHOLDERS' RETURNS & STATISTICS

		Half Year Ended Dec 2001	Financial Year Ended June 2001	June 2000	June 1999	June 1998
Proportion of shares on issue to top 20 shareholders	%	54.2	54.3	60.6	64.4	64.6
Staff shareholdings	%	13.6	14.1	13.7	13.4	13.0
Total dividends declared	$m	39	90	327	303	269
Payout ratio	%	31	60	76	72	74
Share price as at the end of the financial period as quoted on the Australian Stock Exchange	$	13.05	12.55	21.31	20.74	16.33

		Half Year Ended				
		Dec 2001	Dec 2000	Dec 1999	Dec 1998	Dec 1997
BOVIS LEND LEASE (1)						
No. of equivalent full-time employees	No.	7,678	6,889	6,895	1,240	1,131
OPERATING PROFIT AFTER TAX (2)						
Asia Pacific	$m	16	13	21	25	14
Americas	$m	17	9	3		
Europe	$m	1	5	2	(1)	3
Global Markets	$m	15	14			
Total	**$m**	**49**	**41**	**26**	**24**	**17**
NEW WORK SECURED - GPM (3)						
Asia Pacific	$m	67	54			
Americas	$m	174	104			
Europe	$m	111	47			
Global Markets	$m	28	44			
Total	**$m**	**380**	**249**	-	-	-
BACKLOG GPM (4)						
Asia Pacific	$m	61	50			
Americas	$m	267	158			
Europe	$m	226	125			
Global Markets	$m	53	140			
Total	**$m**	**607**	**473**	-	-	-
PROPERTY DEVELOPMENT						
No. of equivalent full-time employees	No.	473	219	176	176	178
OPERATING PROFIT AFTER TAX						
Australia	$m	26	(40)	11	6	1
North America	$m	(1)	(1)			
Asia	$m	1	2	(2)	(16)	(8)
Europe	$m	9	42	81	6	1
Total	**$m**	**35**	**3**	**90**	**(4)**	**(6)**

		Half Year Ended	Financial Year Ended			
		Dec 2001	June 2001	June 2000	June 1999	June 1998
PROPERTY INVENTORIES						
AUSTRALIA						
Commercial Offices	$m	53	24	243	361	291
Retail	$m				2	11
Residential	$m	203	168	211	257	75
Total Australia	**$m**	**256**	**192**	**454**	**620**	**377**
INTERNATIONAL						
Industrial	$m	27	27	12	16	45
Retail	$m	752	799	920	1,333	916
Total International	**$m**	**779**	**826**	**932**	**1,349**	**961**
Total	**$m**	**1,035**	**1,018**	**1,386**	**1,969**	**1,338**

(1) This business unit has reorganised its structure into three geographical regions, with a number of clients or market specialists which cross regional or global business units.

(2) Global management and other costs have been allocated across business segments.

(3) New work secured – GPM represents the estimated total project gross profit margin to be earned from all projects committed by the business. This new key business measure was adopted for the first time in June 2000, following the formation of Bovis Lend Lease.

(4) Backlog GPM represents the forecast gross profit margin to be earned from all projects committed by the business. This key business measure was adopted for the first time in June 2000, following the formation of Bovis Lend Lease.

REAL ESTATE INVESTMENTS

		Dec 2001	Half Year Ended Dec 2000	Dec 1999	Dec 1998	Dec 1997
No. of equivalent full-time employees	No.	2,352	2,657	1,566	1,307	1,762
OPERATING PROFIT AFTER TAX						
Australia	$m	14	8	7	5	5
North America	$m	49	57	36	40	32
Asia	$m	2	(2)	3	(6)	
Europe	$m	22	15	12	(2)	
Total	**$m**	**87**	**78**	**58**	**37**	**37**

		Half Year Ended Dec 2001	Financial Year Ended June 2001	June 2000	June 1999	June 1998
VALUE OF MANAGEMENT AGREEMENTS						
AUSTRALIA						
Australian Prime Property Fund	$m	61	48	48	48	38
General Property Trust	$m	255	247	213	187	179
Total Australia	**$m**	**316**	**295**	**261**	**235**	**217**
INTERNATIONAL						
North America	$m	1,347	1,330	1,177	565	734
Total International	**$m**	**1,347**	**1,330**	**1,177**	**565**	**734**
Total value of Management Agreements	**$m**	**1,663**	**1,625**	**1,438**	**800**	**951**
ASSETS UNDER MANAGEMENT (1)						
AUSTRALIA						
General Property Trust	$b	6.3	5.7	5.2	4.6	3.9
Other	$b	6.0	5.3	4.8	2.4	2.3
Total Australia	**$b**	**12.3**	**11.0**	**10.0**	**7.0**	**6.2**
INTERNATIONAL						
North America	$b	67.3	69.2	57.5	36.4	40.7
Asia	$b	1.9	1.5	0.8	0.3	0.3
Europe	$b	5.5	4.9	2.8	1.4	0.3
Total International	**$b**	**74.7**	**75.6**	**61.1**	**38.1**	**41.3**
Total Assets Under Management	**$b**	**87.0**	**86.6**	**71.1**	**45.1**	**47.5**
ASSETS UNDER RESOLUTION						
INTERNATIONAL						
North America	$b	2.7	2.3	2.0		
Asia	$b	13.5	11.4	8.7		
Total Assets Under Resolution	**$b**	**16.2**	**13.7**	**10.7**	**-**	**-**
LOANS UNDER SERVICING						
INTERNATIONAL						
North America	$b	131.7	96.3	82.7	12.0	
Total Loans Under Servicing	**$b**	**131.7**	**96.3**	**82.7**	**12.0**	**-**

(1) Lend Lease Corporation recognises Assets Under management where an asset management fee is received. Where partial ownership exists Lend Lease recognises a proportion of the asset owned.

DIRECTORS' REPORT

The Directors present their report together with the Half Year Financial Report of Lend Lease Corporation Limited (the Company) and the Consolidated Financial Statements of the economic entity (Lend Lease) for the 6 months ended 31 December 2001.

1. DIRECTORS

The name of each person who has been a Director of the Company between 1 July 2001 and the date of this report is:

J K Conway, Chairman	Director since 1992, Deputy Chairman since 1998, appointed Chairman in November 2000
D H Higgins, Managing Director	Managing Director since 1995
A Aiello	Director since 1998
E D Cameron	Retired November 2001
Y H Chua, BBM	Director since 1994
D A Crawford	Appointed July 2001
G G Edington	Director since 1999
P C Goldmark	Director since 1999
D J Grady	Director since 1994
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
R G Mueller, CBE	Director since 1996
R E Tsenin	Director since 1997

2. REVIEW OF OPERATIONS AND CONSOLIDATED RESULTS

Review of operations is included in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included with the Consolidated Financial Statements.

For the 6 months to 31 December 2001, Lend Lease earned an operating profit after tax of $126.4 million, an increase of 16.2% compared to the profit for the 6 months ended 31 December 2000 of $108.8 million.

A decreased franked interim dividend of $38.8 million (December 2000 $55.8 million unfranked) has been resolved by the Directors. This represents a dividend payout ratio of 30.7% (December 2000 51.2%). The interim dividend of 9 cents per share will be paid on 20 March 2002 (prior year 13 cents per share paid on 14 March 2001).

3. ROUNDING OFF

Lend Lease Corporation Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that class order amounts in the financial statements and this report have been rounded off to the nearest tenth of a million dollars, or where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Sydney, 21 February 2002.

J K CONWAY
Chairman

D H HIGGINS
Managing Director

Lend Lease Corporation Limited
HALF YEAR CONSOLIDATED FINANCIAL REPORT
31 DECEMBER 2001

CONTENTS **PAGE**

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL PERFORMANCE

Half year ended 31 December 2001

	Notes	Consolidated Dec 2001 6 months $m	Consolidated Dec 2000 6 months $m	Consolidated June 2001 12 months $m	Company Dec 2001 6 months $m	Company Dec 2000 6 months $m
REVENUE FROM ORDINARY ACTIVITIES						
Revenue from the sale of development properties [1]	3(a)	670.2	343.7	568.9		
Revenue from the provision of services	3(b)	5,349.2	4,841.5	9,996.8	18.0	3.1
Other revenues from ordinary activities	3(c)	226.3	572.4	888.1	143.0	178.8
Total revenue from ordinary activities		**6,245.7**	**5,757.6**	**11,453.8**	**161.0**	**181.9**
EXPENSES FROM ORDINARY ACTIVITIES						
Cost of development properties sold [1]		(593.1)	(271.8)	(468.5)		
Project and construction management costs		(4,581.4)	(4,123.3)	(8,617.0)		
Employee expenses		(464.8)	(437.2)	(921.5)	(0.6)	(0.7)
IT related expenses		(29.4)	(21.3)	(60.5)	(0.1)	(1.4)
Occupancy expenses		(54.8)	(52.5)	(109.8)		
Professional fees		(43.5)	(38.4)	(104.6)	(1.4)	(8.9)
Cost of investments sold		(54.8)	(63.8)	(144.7)		(2.1)
Net provisions raised	4	(36.2)	(149.9)	(277.7)	(2.2)	(20.2)
Other expenses		(83.2)	(305.3)	(293.2)	(6.0)	(77.2)
Total expenses from ordinary activities		**(5,941.2)**	**(5,463.5)**	**(10,997.5)**	**(10.3)**	**(110.5)**
Share of net profit of associates accounted for using the equity method	32	19.1	4.8	0.4		
Share of net profit/(loss) of joint venture entities using the equity method	33	3.6	(6.1)	(3.4)		
Earnings before borrowing costs, tax, depreciation and amortisation		327.2	292.8	453.3	150.7	71.4
Depreciation on property, plant and equipment and leasehold improvements	12	(19.6)	(13.6)	(36.0)	(0.7)	(1.0)
Amortisation of goodwill	13	(35.3)	(32.8)	(65.5)		
Amortisation of management agreements	14	(10.2)	(9.3)	(19.7)		
Amortisation of other intangibles	15	(0.5)	(1.6)	(7.0)		
Borrowing costs	4	(43.0)	(49.1)	(84.6)	(30.7)	(35.4)
Profit before tax from ordinary activities		**218.6**	**186.4**	**240.5**	**119.3**	**35.0**
Income tax expense relating to ordinary activities	5(a)	(80.3)	(77.2)	(83.0)	(35.8)	(19.2)
Profit after tax from ordinary activities		**138.3**	**109.2**	**157.5**	**83.5**	**15.8**
Ordinary profit after tax attributable to outside equity interests		(11.9)	(0.4)	(6.1)		
NET PROFIT ATTRIBUTABLE TO MEMBERS OF LEND LEASE CORPORATION LIMITED		**126.4**	**108.8**	**151.4**	**83.5**	**15.8**
Non owner transaction changes in equity						
Increase/(decrease) in Foreign Currency Translation Reserve		0.7	7.3	(4.7)		
Total changes in equity from non owner related transactions attributable to the members of the parent entity		127.1	116.1	146.7	83.5	15.8
(1) Revenue from the sale of development properties		670.2	343.7	568.9		
Cost of development properties sold		(593.1)	(271.8)	(468.5)		
Gross profit from the sale of development properties		**77.1**	**71.9**	**100.4**	**-**	**-**
Dividend payout ratio (%)	6	30.7	51.2	59.6		
Dividend per share (cents)	6	9.0	13.0	21.0	9.0	13.0
Basic earnings per share (cents)	6	29.4	23.1	33.7		

The accompanying notes form part of these financial statements.

STATEMENTS OF FINANCIAL POSITION
As at 31 December 2001

	Notes	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT ASSETS					
Cash and cash equivalents	7	733.4	1,118.6		
Receivables	8	2,083.2	2,509.1	2,311.9	2,580.5
Inventories	9	492.4	473.2		
Other investments	11	328.7	118.9		
Other assets	16	47.6	58.3		
Total current assets		**3,685.3**	**4,278.1**	**2,311.9**	**2,580.5**
NON CURRENT ASSETS					
Receivables	8	86.6	65.5	854.2	862.0
Inventories	9	874.8	815.7		
Equity accounted investments	10	136.2	106.2		
Other investments	11	1,040.2	939.7	1,258.1	999.5
Future income tax benefit	5(d)	565.9	535.8	40.2	58.3
Property, plant and equipment	12	153.5	147.4	7.7	7.9
Goodwill	13	1,160.6	1,122.5		
Management agreements	14	971.5	963.8		
Other intangibles	15	2.1	2.6		
Other assets	16	148.2	149.5		
Total non current assets		**5,139.6**	**4,848.7**	**2,160.2**	**1,927.7**
Total assets		**8,824.9**	**9,126.8**	**4,472.1**	**4,508.2**
CURRENT LIABILITIES					
Creditors	17	2,637.6	2,732.5	332.1	324.8
Borrowings	18		100.0		
Current tax liabilities	5(b)	93.9	102.0	31.0	41.4
Provisions	19	397.7	409.2	50.5	123.9
Other interest bearing liabilities	20	32.6	32.0		
Other non interest bearing liabilities	21	113.5	259.0		
Total current liabilities		**3,275.3**	**3,634.7**	**413.6**	**490.1**
NON CURRENT LIABILITIES					
Creditors	17			976.6	1,000.1
Borrowings	18	980.8	980.8		
Provisions	19	105.5	92.3	0.1	0.1
Provision for deferred income tax	5(c)	280.7	228.2	7.2	1.7
Other interest bearing liabilities	20	296.6	315.1		
Other non interest bearing liabilities	21	124.2	208.3		
Total non current liabilities		**1,787.8**	**1,824.7**	**983.9**	**1,001.9**
Total liabilities		**5,063.1**	**5,459.4**	**1,397.5**	**1,492.0**
NET ASSETS		**3,761.8**	**3,667.4**	**3,074.6**	**3,016.2**
EQUITY					
Contributed equity	22	779.5	765.8	779.5	765.8
Reserves	23	113.1	112.4	104.6	104.6
Retained profits	24	2,837.5	2,749.9	2,190.5	2,145.8
Total parent equity interest		**3,730.1**	**3,628.1**	**3,074.6**	**3,016.2**
Outside equity interests in controlled entities	25	31.7	39.3		
TOTAL EQUITY	26	**3,761.8**	**3,667.4**	**3,074.6**	**3,016.2**

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS

Half year ended 31 December 2001

		Consolidated			Company	
	Notes	Dec 2001 6 months $m	Dec 2000 6 months $m	June 2001 12 months $m	Dec 2001 6 months $m	Dec 2000 6 months $m
CASH FLOWS FROM OPERATING ACTIVITIES						
Cash receipts in the course of operations		5,483.6	4,655.3	9,868.5	129.0	25.3
Cash payments in the course of operations		(5,454.5)	(4,766.5)	(9,773.8)	(8.0)	(103.1)
Property development receipts	29(b)	796.8	377.9	817.7		
Property development expenditure	29(b)	(453.2)	(316.6)	(538.3)		
Interest received		23.1	86.5	118.9	19.7	138.9
Dividends received		17.6	22.6	31.8	7.3	16.3
Distributions from partnerships received	29(b)	11.7	11.0	18.5		
Income tax paid in respect of operations		(89.9)	(118.2)	(162.9)	(21.4)	(18.4)
Interest paid		(51.0)	(54.1)	(93.0)	(30.7)	(35.4)
Net cash provided by/(used in) operating activities	29(a)	**284.2**	**(102.1)**	**287.4**	**95.9**	**23.6**
CASH FLOWS FROM INVESTING ACTIVITIES						
Proceeds from sale/redemption of investments	29(b)	81.7	64.4	117.0		2.0
Purchases of investments	29(b)	(300.3)	(96.4)	(224.7)	(84.8)	
Repayment of loans from/(loans to) associates/related parties	29(b)	19.4	(48.3)	(13.6)		(42.3)
Proceeds from sale of controlled entities	29(d)	5.7				
Payment for acquisition of controlled entities	29(c)	(173.9)		(46.9)	(173.9)	
Proceeds from sale of property, plant and equipment		0.2	0.4	9.6	0.1	
Purchases of property, plant and equipment		(20.4)	(29.3)	(45.5)	(0.6)	(0.5)
Purchase of management agreements		(8.4)				
Income tax paid in respect of extraordinary profit on the sale of financial services businesses			(545.2)	(545.2)		(545.2)
Net cash used in investing activities		**(396.0)**	**(654.4)**	**(749.3)**	**(259.2)**	**(586.0)**
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from borrowings		306.4	1,039.1	1,124.4		
Repayment of borrowings	29(b)	(543.5)	(1,068.8)	(1,133.2)		
Net proceeds from share issues	22,24	13.7	37.0	49.8	13.7	37.0
Payments for share buybacks [1]	22		(1,757.2)	(1,757.2)		(1,757.2)
Dividends paid		(34.5)	(163.9)	(219.7)	(34.5)	(163.9)
Decrease in financing of controlled entities					184.1	2,446.5
Return of capital to outside equity interest		(11.3)				
Net cash (used in)/provided by financing activities		**(269.2)**	**(1,913.8)**	**(1,935.9)**	**163.3**	**562.4**

(1) Comprises both the capital component ($618.7 million) and dividend component ($1,138.5 million) of the off-market share buyback completed in October 2000.

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS continued
Half Year ended 31 December 2001

		Consolidated			Company	
	Notes	Dec 2001 $m	Dec 2000 $m	June 2001 $m	Dec 2001 $m	Dec 2000 $m
OTHER CASH FLOW ITEMS						
Effect of exchange rate changes on cash and cash equivalents		3.8	38.9	32.6		
Cash balances in controlled entities acquired		1.3				
Cash balances in controlled entities sold		(9.3)				
Net (decrease)/increase from other items		**(4.2)**	**38.9**	**32.6**	**-**	**-**
Net decrease in cash and cash equivalents		**(385.2)**	**(2,631.4)**	**(2,365.2)**	**-**	**-**
Cash and cash equivalents at beginning of financial period		**1,118.6**	**3,483.8**	**3,483.8**	**-**	**-**
Cash and cash equivalents at end of financial period	7	**733.4**	**852.4**	**1,118.6**	**-**	**-**

The accompanying notes form part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) BASIS OF PREPARATION

The Half Year Financial Report is a general purpose financial report, which has been prepared in accordance with applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", and Urgent Issues Group Consensus Views. The Half Year Financial Report is to be read in conjunction with the 30 June 2001 Annual Consolidated Financial Report and any public announcements by Lend Lease Corporation Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001. The Financial Statements have been prepared under the historical cost convention and except where stated, does not take into account changing values or fair values of non current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial period, except where otherwise noted.

The Half Year Financial Report does not include full note disclosures of the type normally included in an annual financial report.

BASIS OF CONSOLIDATION

The Lend Lease Group (Lend Lease) consolidation comprises all entities controlled by Lend Lease Corporation Limited (Lend Lease Corporation).

Where an entity either began or ceased to be controlled during the financial period, the results are included only from the date control commenced or up to the date control ceased.

The balances, and effects of transactions, between controlled entities included in the Consolidated Financial Statements, have been eliminated.

Outside interests in the equity and results of the entities that are controlled by Lend Lease are shown as a separate item in the Consolidated Financial Statements.

(b) REVENUE

REVENUE FROM THE SALE OF DEVELOPMENT PROPERTIES represents:

- for residential land sales, upon settlement of contract;
- for non residential land management sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built-form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion of the development completed provided construction work in progress is more than 50% complete.

Change in Basis of Application of Accounting Policy

Effective 1 July 2001, the basis of revenue recognition for the sale of residential land was changed. Previously, Lend Lease recognised revenue for residential land sales upon exchange of unconditional sales contract. Lend Lease now recognises such revenue upon settlement of contract. The purposes of this change was to achieve consistency in revenue recognition on urban community projects following the acquisition of the Delfin Group.

This change in accounting policy has resulted in a decrease in revenue for the period ended 31 December 2001 of $8.7 million. There was no impact on opening retained profits at 1 July 2001.

Had the revised policy been applied in the previous financial year, the financial impact of the change in policy would be a reduction in revenue of $3.3 million for the period ended 31 December 2001 and $5.4 million for the year ended 30 June 2001.

REVENUE FROM THE PROVISION OF SERVICES represents:

- for property construction, the value of work performed using the percentage complete method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract; and
- for property and funds management, capital services and property development, management fee entitlement for services rendered.

DIVIDENDS

Dividends are recognised when declared.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(b) REVENUE continued

RENTAL INCOME represents:

- for property owned, share of net operating income of property.

PROCEEDS ON SALE OF INVESTMENTS
Proceeds on sale of investments are recognised when an unconditional contract is in place.

(c) PROFITS

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined (Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete);
- for residential land management sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met;
- for residential and non residential built-form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, the proportion on the development is completed provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period;
- for goods and services, when such goods or services have been supplied or rendered;
- for rental income, when earned; and
- for profits on sale of investments, where an unconditional contract is in place.

Stage of completion is measured by reference to actual costs to date as a percentage of total forecast costs for each contract.

Change in Basis of Application of Accounting Policy
Effective 1 July 2001, the basis of profit recognition for the sale of residential land changed. Previously, Lend Lease recognised profits for residential land sales upon exchange of unconditional sales contract. Lend Lease now recognises such profit upon settlement of contract. The purpose of this change was to achieve consistency in profit recognition on Urban community projects following the acquisition of the Delfin Group.

This change in accounting policy has resulted in a decrease in profit after tax for the period ended 31 December 2001 of $2.2 million. There was no impact on opening retained profits at 1 July 2001.

Had the revised policy been applied in the previous financial year, the financial impact of the change in policy would be a reduction in profit after tax of $0.9 million for the period ended 31 December 2001 and $1.3 million for the year ended 30 June 2001.

(d) INCOME TAX

Lend Lease applies the liability method of tax effect accounting whereby income tax expense is calculated on the pre-tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the Statements of Financial Position as "Future income tax benefit" or "Provision for deferred income tax". Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

(e) INVESTMENTS

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least annually by an independent valuer for assets carried in the Statements of Financial Position at over $100.0 million and for assets carried in the Statements of Financial Position at over $20.0 million where the last independent valuation was less than 10% higher than Statements of Financial Position value; for other assets carried in the Statements of Financial Position between $20.0 million and $100.0 million at least bi-annually; and for other assets at least once every 3 years.

The independent valuers determine the recoverable amount of each asset using valuation methodologies appropriate to the particular nature and circumstances of each asset. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(f) ASSOCIATES

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Group's profit and loss account and consolidated reserves respectively.

Dividends from associates represent a return of the Group's investment and as such are applied as a reduction to the carrying value of the investment.

(g) PARTNERSHIPS

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus Lend Lease's share of the partnership's result less any drawings or distributions made to Lend Lease. Lend Lease's share of the partnership's result is included in the Statements of Financial Performance for the period.

(h) JOINT VENTURE ENTITIES

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

Lend Lease's share of joint venture entities' net profit or loss after tax is recognised in the Statement of Financial Performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(i) JOINT VENTURE OPERATIONS

A joint venture operation is a joint venture that is not in the form of an entity. Lend Lease's interest in an unincorporated joint venture is brought to account by including its interest in the following amounts in the appropriate categories in the Statements of Financial Position and Financial Performance:

- each of the individual assets employed in the joint venture;
- liabilities incurred by the consolidated entity in relation to the joint venture and the liabilities for which it is jointly and/or severally liable;
- expenses incurred in relation to the joint venture; and
- revenue earned in relation to the joint venture.

(j) RECEIVABLES

TRADE DEBTORS

Trade debtors are carried at amounts due and are generally due for settlement within 30 days. The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. Specific provisions are made for doubtful accounts.

BILLS OF EXCHANGE

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount is brought to account on an accruals basis.

(k) INVENTORIES

PROPERTY HELD FOR RESALE

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net recoverable amount of each holding is assessed by independent valuers and a provision for diminution in value is raised by the Directors where cost (including costs to complete) exceeds the valuation. The assessment of net recoverable amount is carried out in accordance with the policy applied for investments (refer Note 1(e)).

CONSTRUCTION AND DEVELOPMENT WORK IN PROGRESS

The gross amount of construction and development work in progress consists of costs attributable to work performed together with emerging profit and after providing for any foreseeable losses.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(l) PROPERTY, PLANT AND EQUIPMENT

Land, buildings and leasehold improvements are included at not more than cost or a previous valuation to which the cost of additions since that valuation is added.

Except for investment properties, depreciation is provided on cost or valuation over the economic lives of the assets. Amortisation is provided on leasehold improvements over the remaining period of the lease. Most plant is depreciated over a period not exceeding 10 years, furniture and fittings over 15 years, motor vehicles over 8 years and computer equipment over 3 years. The straight-line method of depreciation/amortisation is used.

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the financial period in which it occurs.

In assessing recoverable amounts of non current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(m) IT SOFTWARE SYSTEMS

Direct costs incurred in the development of major IT Systems are capitalised on the Statements of Financial Position. A major IT Software System is one that has a total cost in excess of $10.0 million and that will provide demonstrable ongoing benefits to Lend Lease.

IT Systems are amortised on a straight-line basis over a period not exceeding 5 years.

(n) MANAGEMENT AGREEMENTS

Management agreements are held at cost. These agreements are independently valued in accordance with the policy applied for investments (refer Note 1(e)). Management agreements are amortised over their estimated useful lives, assessed on average to be 50 years.

(o) GOODWILL

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight-line basis over a period to which the benefits are expected to arise not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

(p) EMPLOYEE BENEFITS

Employees' superannuation funds and retirement plans provide benefits for employees. In addition, Lend Lease provides an employee profit sharing scheme and share plans for employees, subject to eligibility. Contributions by Lend Lease companies are charged against current income.

The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on current wage and salary rates including related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date.

(q) TRADE CREDITORS

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Lend Lease. Trade accounts payable are normally settled within 60 days.

(r) BORROWINGS

Borrowings are carried on the Statements of Financial Position at the sum of the drawn principal and accrued interest, which is accrued at the contracted rate.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES continued

(s) FOREIGN CURRENCY

Lend Lease's international currency management strategy and policy is detailed in Note 30.

Assets and liabilities of self-sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at balance date and the resulting foreign currency gains and losses are recorded net of income tax in the Foreign Currency Translation Reserve. Other Foreign Currency Translation Reserve amounts are transferred to retained earnings when the underlying assets change in nature or are realised.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at balance date and the resulting foreign currency gains and losses are taken to profit and loss in the financial period in which they arise.

Forward foreign exchange contract hedges taken out in respect of the projected future profits of foreign operations (refer Note 30) are converted at the ruling rates of exchange at balance date. The resulting foreign currency gains and losses are taken to profit and loss for hedge contracts that relate to the current financial period, or held on the Statements of Financial Position as an asset or a liability for hedge contracts that relate to future period profits, provided that sufficient profits are expected to be made by the foreign operations. The effect is to record profit from foreign operations at the hedged exchange rate.

(t) DERIVATIVES

Lend Lease is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the profit and loss account as an adjustment to interest expense during the financial period, or capitalised within inventories when incurred in relation to property acquired for development and resale (refer Note 1(k)).

The accounting policy for forward foreign exchange contracts is set out in Note 1(s).

(u) PROVISIONS

Provisions are raised to recognise future obligations as a result of a past event where it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Where the carrying amount of a non current asset is determined to be in excess of its recoverable amount at balance date, then a provision against this asset is raised.

(v) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

(w) CHANGE IN ACCOUNTING POLICY

Segment Reporting

Lend Lease has applied the revised AASB 1005 "Segment Reporting" for the first time from 1 July 2001 (refer Note 2 Segment Reporting).

2. SEGMENT REPORTING

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

BUSINESS SEGMENT SUMMARY

	Segment Operating Revenue		Non Segment Operating Revenue (1)		Group Operating Revenue		Segment Operating Profit/(Loss) Before Tax		Non Segment Operating Profit/(Loss) Before Tax (1)		Group Operating Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Bovis Lend Lease	4,912.2	4,424.7	22.7		4,934.9	4,424.7	78.8	65.8	2.6		81.4	65.8	48.8	41.2	3,244.3	3,438.1
Property Development	687.5	602.7		19.2	687.5	621.9	40.7	(14.3)	16.8	19.2	57.5	4.9	34.5	3.3	1,573.9	1,642.8
Total Real Estate Solutions	**5,599.7**	**5,027.4**	**22.7**	**19.2**	**5,622.4**	**5,046.6**	**119.5**	**51.5**	**19.4**	**19.2**	**138.9**	**70.7**	**83.3**	**44.5**	**4,818.2**	**5,080.9**
Real Estate Investments	**493.4**	**475.1**	**29.1**	**22.9**	**522.5**	**468.6**	**120.9**	**82.7**		**22.9**	**120.9**	**105.6**	**86.7**	**77.9**	**3,582.8**	**3,216.0**
Total Core Real Estate	**6,093.1**	**5,502.5**	**51.8**	**42.1**	**6,144.9**	**5,515.2**	**240.4**	**134.2**	**19.4**	**42.1**	**259.8**	**176.3**	**170.0**	**122.4**	**8,401.0**	**8,296.9**
Non Core Businesses/ One-Off Items																
Capital Services	3.2				3.2	29.4	1.2	23.0			1.2	23.0	0.9	9.4	24.9	33.8
IT+T and eBusiness																
Investments	6.3	5.9	4.1		10.4	5.9	6.3	(41.4)	4.1		10.4	(41.4)	8.5	(28.6)	67.3	83.6
Equity Investments	61.9	99.0			61.9	99.0	39.3	61.3			39.3	61.3	28.2	42.8		22.5
Total Non Core Business	**71.4**	**104.9**	**4.1**	**-**	**75.5**	**134.3**	**46.8**	**42.9**	**4.1**	**-**	**50.9**	**42.9**	**37.6**	**23.6**	**92.2**	**139.9**
Corporate																
Group Services	2.0	8.2	3.7	11.5	5.7	19.7	(47.7)	(41.0)	3.7	11.5	(44.0)	(29.5)	(39.3)	(26.5)		
Group Amortisation							(40.4)	(40.2)			(40.4)	(40.2)	(40.4)	(40.2)		
Group Treasury	19.6	88.4			19.6	88.4	(7.7)	36.9			(7.7)	36.9	(1.5)	29.5	331.7	690.0
Total Corporate	**21.6**	**96.6**	**3.7**	**11.5**	**25.3**	**108.1**	**(95.8)**	**(44.3)**	**3.7**	**11.5**	**(92.1)**	**(32.8)**	**(81.2)**	**(37.2)**	**331.7**	**690.0**
Total Operating	**6,186.1**	**5,704.0**	**59.6**	**53.6**	**6,245.7**	**5,757.6**	**191.4**	**132.8**	**27.2**	**53.6**	**218.6**	**186.4**	**126.4**	**108.8**	**8,824.9**	**9,126.8**

(1) **Change in Accounting Policy**

Under revised AASB 1005 Segment Reporting, effective 1 July 2001, certain items of revenue and expenses cannot be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses. Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the change was a decrease in total segment revenue of $142.0 million and a decrease in total comparative segment profit before tax of $6.5 million.

2. SEGMENT REPORTING continued

BUSINESS GEOGRAPHICAL SEGMENT SUMMARY

	Segment Operating Revenue		Non Segment Operating Revenue (1)		Group Operating Revenue		Segment Operating Profit/(Loss) Before Tax		Non Segment Operating Profit/(Loss) Before Tax (1)		Group Operating Profit/(Loss) Before Tax		Group Operating Profit/(Loss) After Tax		Segment Assets	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	June 2001 $m
Australia & Pacific	923.1	1,027.4	10.0	29.9	933.1	1,057.3	81.0	(39.3)	7.8	29.9	88.8	(9.4)	54.2	(23.8)	1,160.0	1,064.7
North America	3,315.2	2,952.7		4.5	3,315.2	2,957.2	98.4	83.3		4.5	98.4	87.8	65.3	68.6	4,731.2	4,497.2
Asia	193.3	184.9			193.3	184.9	8.1	3.5			8.1	3.5	3.5	1.9	441.2	437.9
Europe	1,734.9	1,450.6	49.6	19.2	1,784.5	1,469.8	52.0	88.6	19.4	19.2	71.4	107.8	45.3	72.8	2,160.8	2,437.0
Group Amortisation							(40.4)	(40.2)			(40.4)	(40.2)	(40.4)	(40.2)		
Group Treasury	19.6	88.4			19.6	88.4	(7.7)	36.9			(7.7)	36.9	(1.5)	29.5	331.7	690.0
Total Operating	**6,186.1**	**5,704.0**	**59.6**	**53.6**	**6,245.7**	**5,757.6**	**191.4**	**132.8**	**27.2**	**53.6**	**218.6**	**186.4**	**126.4**	**108.8**	**8,824.9**	**9,126.8**

(1) **Change in Accounting Policy**
Under revised AASB 1005 Segment Reporting, effective 1 July 2001, certain items of revenue and expenses cannot be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses. Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the change was a decrease in total comparative segment revenue of $142.0 million and a decrease in total comparative segment profit before tax of $6.5 million.

All interest costs and revenues of the Lend Lease Group not directly relating to a specific project are reported under Corporate for the purposes of segment reporting.

The principal activities of each business segment are:

REAL ESTATE SOLUTIONS

The Group's Real Estate Solutions business encompasses two major business activities as follows:

BOVIS LEND LEASE (BLL)

Real estate project management, project design and construction management. In addition this business segment is responsible for the creation and management of Private Finance Initiatives (PFI) and Build Operate Transfer projects (BOT).

PROPERTY DEVELOPMENT

All aspects of property development from concept through design, planning, construction, financing and leasing to eventual sale.

2. SEGMENT REPORTING continued

REAL ESTATE INVESTMENTS

Management of real estate investment funds, limited partnerships and trusts on behalf of clients (including acquiring, managing and selling investments); co-investment in funds or real estate assets, portfolio management, origination and servicing of commercial mortgages, resolution of sub-performing and non-performing commercial mortgages, shopping centre leasing, management and redevelopment and acting as financial advisor and arranger of project finance and related services.

CAPITAL SERVICES

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers; and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

IT+T AND eBUSINESS INVESTMENTS

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

EQUITY INVESTMENTS

Lend Lease's strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

CORPORATE

Group Treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in the other items segment, irrespective of where those costs are incurred.

	Consolidated			Company	
	Dec 2001 $m	Dec 2000 $m	June 2001 $m	Dec 2001 $m	Dec 2000 $m
3. REVENUE					
Revenue from sale of development properties	670.2	343.7	568.9		
Revenue from the provision of services	5,349.2	4,841.5	9,996.8	18.0	3.1
Other revenue from ordinary activities	226.3	572.4	888.1	143.0	178.8
Total revenue	**6,245.7**	**5,757.6**	**11,453.8**	**161.0**	**181.9**
Total comprising:					
(a) REVENUE FROM THE SALE OF DEVELOPMENT PROPERTIES					
Bluewater, Kent		268.8	272.5		
Touchwood, Solihull	439.1				
Overgate Centre, Dundee	13.5	25.2	25.5		
Olympic Village/Newington, Sydney	147.6	31.8	182.2		
Admiralty Industrial Park, Singapore	8.9	8.3	38.1		
Delfin Urban Communities projects	44.8				
Other	16.3	9.6	50.6		
	670.2	**343.7**	**568.9**	-	-
(b) REVENUE FROM THE PROVISION OF SERVICES					
Real Estate Solutions					
Bovis Lend Lease	4,910.1	4,424.7	9,193.5		
Property Development	12.7	9.5	23.7		
	4,922.8	**4,434.2**	**9,217.2**		
Real Estate Investments	424.4	401.1	769.8		
Group Services	2.0	6.2	9.8	18.0	3.1
	5,349.2	**4,841.5**	**9,996.8**	**18.0**	**3.1**
(c) OTHER REVENUE FROM ORDINARY ACTIVITIES					
DIVIDENDS RECEIVED					
Controlled entities				0.5	4.8
Other related parties	4.2	1.8	0.5	4.1	0.4
Other corporations	3.6	14.2	25.6	2.6	11.1
	7.8	**16.0**	**26.1**	**7.2**	**16.3**
RENTAL INCOME					
Bluewater, Kent	24.5	23.1	46.4		
Overgate, Dundee	5.3	8.9	18.4		
Other	2.6	2.8	5.0		
	32.4	**34.8**	**69.8**	-	-
INTEREST RECEIVED					
Controlled entities				104.9	136.9
Other related parties	0.9	1.9	5.3	0.5	1.2
Other corporations	18.7	86.5	109.2		0.9
	19.6	**88.4**	**114.5**	**105.4**	**139.0**

	Consolidated			Company	
	Dec 2001 $m	Dec 2000 $m	June 2001 $m	Dec 2001 $m	Dec 2000 $m

3. REVENUE continued

(c) OTHER REVENUE FROM ORDINARY ACTIVITIES continued

	Dec 2001 $m	Dec 2000 $m	June 2001 $m	Dec 2001 $m	Dec 2000 $m
PROCEEDS ON SALE OF INVESTMENTS					
Westpac [(1)]	61.9	99.0	192.5		
Arrabida	21.2				
Larry Smith, Italy	5.7				
Da Chang	22.7				
LL Real Estate Partners I	0.6				
Morrisons	1.6				
Vestar Glendale			29.7		
Whitecliff Properties		19.2	19.2		
Prospect Water Partnership		18.4	18.4		
Infrastructure Investment Corporation Limited		2.0	2.0		2.0
Bulwer Island Energy Partnership			30.5		
Cempaka, Indonesia			9.5		
Other			1.6		
	113.7	**138.6**	**303.4**	**-**	**2.0**
SHARE OF PARTNERSHIPS' RESULT					
King of Prussia	11.7	10.2	22.2		
YCP II	2.1	4.5	6.8		
Whitecliff Properties		2.1	2.1		
Other	1.8	5.0	1.6		
	15.6	**21.8**	**32.7**	**-**	**-**
OTHER REVENUE					
Guarantee fees		10.0	27.0	24.0	16.0
Distributions received	13.6	2.8	22.4		
Other	23.6	17.5	49.7	6.4	5.5
	37.2	**30.3**	**99.1**	**30.4**	**21.5**
Proceeds on sale of property development entities [(2)]	**-**	**242.5**	**242.5**	**-**	**-**
Total other revenue from ordinary activities	**226.3**	**572.4**	**888.1**	**143.0**	**178.8**

(1) Represents the unwinding of the hedging arrangements (refer Note 11).
(2) Represents the disposal of Lend Lease's 50% joint venture interest in Aurora Place (88 Phillip Street, Sydney).

A reconciliation of revenue for each segment in the period to 31 December 2001 is set out below. A more detailed analysis of revenue by segment is included within Management's Discussion and Analysis of Financial Condition and Results of Operations.

(d) REVENUE BY ACTIVITY

	Sale of Development Properties & Services $m	Dividends Received $m	Rental Income $m	Interest Received $m	Proceeds on Sale of Investm'ts $m	Share of Partner-ships Results $m	Other Revenue $m	Total Revenue $m
Bovis Lend Lease	4,910.1				22.7		2.1	4,934.9
Property Development	682.9						4.6	687.5
Real Estate Investments	424.4		32.4		29.1	15.6	21.0	522.5
Capital Services							3.2	3.2
IT+T & eBusiness		4.1					6.3	10.4
Equity Investments					61.9			61.9
Corporate	2.0	3.7		19.6				25.3
	6,019.4	**7.8**	**32.4**	**19.6**	**113.7**	**15.6**	**37.2**	**6,245.7**

4. ORDINARY PROFIT ITEMS

	Consolidated Dec 2001 $m	Consolidated Dec 2000 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company Dec 2000 $m
Profit from ordinary activities before income tax is arrived at after including:					
Borrowing Costs					
Non interest borrowing costs	**2.3**	**2.0**	**3.7**	**-**	**-**
Interest borrowing costs					
Controlled entities				30.7	35.4
Other corporations	43.3	51.9	93.3		
Less: Capitalised interest borrowing costs	(2.6)	(4.8)	(12.4)		
Net interest borrowing costs	**40.7**	**47.1**	**80.9**	**30.7**	**35.4**
Net borrowing costs charged to profit and loss	**43.0**	**49.1**	**84.6**	**30.7**	**35.4**
Bad debts expense	3.0	6.9	41.6		
(Profit) on sale of property, plant and equipment			(0.1)		
(Gain)/loss on sale of investments					
Westpac	(39.6)	(61.7)	(120.9)		
Arrabida	(13.2)				
Larry Smith Italy	(3.6)				
Da Chang	(2.6)				
Prospect Water Partnership		(12.7)	(18.3)		
Vestar Glendale			(3.2)		
Whitecliff Properties		(0.5)	(0.5)		
Bulwer Island Energy Partnership			(6.4)		
Infrastructure Investment Corporation Limited			0.1		
Cempaka			(8.4)		
Other		0.1	(1.1)		0.1
Total (gain)/loss on sale of investments	**(59.0)**	**(74.8)**	**(158.7)**	**-**	**0.1**
Net foreign exchange loss	**1.8**	**13.1**	**11.9**	**3.2**	**45.1**
Net provisions raised					
Employee benefits	19.2	14.2	43.6		0.2
Construction risks	28.4	39.4	33.8		
Writeback for construction risks	(25.0)	(20.6)	(19.0)		
Diminution in value of property inventories	2.2				
Doubtful debts	3.9	7.2	13.0		
Writeback of provision for doubtful debts	(5.2)	(11.6)	(28.5)		
Diminution in value of investments	6.1	124.3	143.9		20.0
Writeback of provision for value of investments		(0.4)	(1.2)		
Restructuring provisions			41.5		
Other provisions	17.6	7.4	62.3	2.2	
Writeback of other provisions	(11.0)	(10.0)	(11.7)		
Total net provisions raised	**36.2**	**149.9**	**277.7**	**2.2**	**20.2**
Operating lease rental expense	46.2	45.5	102.2	0.1	0.1
Finance lease expense	2.0	2.3	3.3		

The capitalised interest borrowing costs related to Olympic Village/Newington, Sydney ($0.9 million) and Touchwood, Solihull ($1.7 million). The average rate of interest on capitalised interest amounts was 5.1%. The interest borrowing costs other corporations ($43.3 million) mainly relates to the guaranteed notes (refer Note 18).

Bad debts expense of $3.0 million in December 2001 mainly comprised the write down of the Redbrick.com loan which was previously provided.

4. ORDINARY PROFIT ITEMS continued

The gain on sale of investment in Westpac of $39.6 million relates to the gain on the 6 million shares effectively sold with the unwinding of the hedge on the remaining Westpac shares. The gain in December 2000 of $61.7 million related to the 10 million shares being unwound from the Arrangements.

The net foreign exchange loss of $1.8 million (December 2000 $13.1 million loss) comprises three elements. During the financial period a portion of profits derived from the US and European operations were hedged resulting in a foreign exchange loss of $10.5 million. The profits of the foreign operations are decreased by the loss on the hedges resulting in foreign profits emerging at the hedged rate. The foreign exchange net loss on transactions was $0.4 million. Additionally, during the financial period, a net hedging benefit $9.1 million arose (June 2001 cost of $4.5 million) primarily due to the hedging of USD net assets. The benefit was due to a favourable increase in interest rate differential between the US and Australia.

5. TAXATION

(a) INCOME TAX EXPENSE

	Consolidated			Company	
	Dec 2001 $m	Dec 2000 $m	June 2001 $m	Dec 2001 $m	Dec 2000 $m
Profit before tax from ordinary activities	218.6	186.4	240.5	119.3	35.0
Prima facie income tax expense at 30% (June 2001 34%) of profit from ordinary activities	**65.6**	**63.4**	**81.8**	**35.8**	**11.9**
Tax effect of permanent differences:					
Rebateable dividends	(2.5)	(3.8)	(7.6)	(2.0)	(5.4)
Non assessable income	(1.0)	(1.5)	(4.2)		
Variation in overseas tax rates	1.3	(1.8)	(6.1)		
Amortisation expense	1.5	3.2	3.6		
Equity accounted profits	(3.9)	(1.6)	(0.1)		
Non allowable expenses	8.9	4.7	10.2		7.1
Non assessable capital gains	(0.8)	(1.8)	(3.0)		
Other	3.7	1.3	0.9		(1.0)
	7.2	**(1.3)**	**(6.3)**	**(2.0)**	**0.7**
Income tax expense for current financial period	**72.8**	**62.1**	**75.5**	**33.8**	**12.6**
Restatement of deferred tax balances due to change in Australian corporate income tax rate		5.9	3.4		
Income tax under provided in previous financial periods	7.5	9.2	4.1	2.0	6.6
Total income tax expense	**80.3**	**77.2**	**83.0**	**35.8**	**19.2**
Effective tax expense rate	**36.7%**	**41.4%**	**34.5%**		

(b) CURRENT TAX LIABILITIES

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
Movements during the financial period were as follows:				
Balance at beginning of financial period	102.0	621.0	41.4	554.2
Income tax paid	(89.9)	(708.1)	(21.4)	(574.9)
Tax loss transfer in			(22.4)	
Addition through acquisition of controlled entities	1.4			
Reduction through sale of controlled entities	(0.2)			
Prior financial period adjustments	(14.2)	4.1	0.5	4.3
Current financial period income tax expense on profit from ordinary activities after adjusting for timing differences	94.8	185.0	32.9	57.8
	93.9	**102.0**	**31.0**	**41.4**

5. TAXATION continued

(c) PROVISION FOR DEFERRED INCOME TAX

Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
Expenditure currently deductible for tax but deferred for accounting purposes	39.1	39.2	7.2	1.7
Development expenditure deductible prior to recognition of project profits	53.1	31.1		
Deferred partnership income	41.6	35.9		
Unrealised foreign exchange movements	76.2	78.2		
Other	70.7	43.8		
	280.7	**228.2**	**7.2**	**1.7**

(d) FUTURE INCOME TAX BENEFIT

Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
Provisions and accruals not currently deductible	279.7	280.2	6.3	24.8
Unrealised accounting profit on construction projects	0.5	2.8		
Taxable profit on sale of investment not yet recognised for accounting purposes	5.2			
Tax losses carried forward	196.3	170.8		
Deferred interest costs	81.0	69.1		
Unrealised foreign exchange movements		6.1	33.9	33.5
Other	3.2	6.8		
	565.9	**535.8**	**40.2**	**58.3**

6. DIVIDENDS AND EARNINGS PER SHARE

DIVIDENDS

	Company Dec 2001 $m	Company Dec 2000 $m
SHARE BUYBACK		
Dividend component of share buyback (refer Note 22 and Note 24)		1,138.5
INTERIM DIVIDEND		
9¢ per share fully franked payable March 2002	38.8	
13¢ per share unfranked paid March 2001		55.8
Dividends paid or declared	**38.8**	**1,194.3**

DIVIDENDS AND DIVIDEND FRANKING

The interim dividend of 9 cents per share will be paid on 20 March 2002 (prior period 14 March 2001). The dividend payout ratio of 30.7% (December 2000 51.2%) is calculated by dividing the dividends paid or declared in the period by the consolidated ordinary profit after tax attributable to members of Lend Lease Corporation (excluding extraordinary items).

The interim dividend will be fully franked with Class C (30%) franking credits. In relation to the previous financial year, the interim dividend paid on 14 March 2001 (13 cents per share), was an unfranked dividend. The level of franking credits is dependent upon the level of tax paid in Australia. Lend Lease Corporation will only pay fully franked dividends as per the announcement on 17 August 2000.

The dividend franking account balance at 31 December 2001 of $0.9 million (calculated to reflect the 30% tax rate) (December 2000 $1.0 million based on 34% tax rate) is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the proposed interim dividend.

6. DIVIDENDS AND EARNINGS PER SHARE continued

EARNINGS PER SHARE

	Consolidated		
	Dec 2001 $m	Dec 2000 $m	June 2001 $m
Ordinary profit after income tax attributable to members of Lend Lease Corporation Limited.	126.4	108.8	151.4
	Number m	Number m	Number m
Weighted average shares and share equivalents	430.1	470.4	449.7
	Cents	Cents	Cents
Earnings per share (cents) [(1)]			
Basic	29.4	23.1	33.7

(1) An adjustment factor of 1.0001 has been applied to prior period comparatives which is attributable to the bonus element for the prior period relating to the issue of shares at less than market price such as share election plan and ESAP share allocation and the off-market share buyback.

Diluted earnings per share has not been disclosed as there are no options or convertible securities on issue that could cause dilution.

7. CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
Cash	201.5	345.9		
Short term investments	531.9	772.7		
	733.4	1,118.6	-	-

Short term investments earn variable rates of interest which averaged 4.7% per annum during the period ended 31 December 2001 (year to June 2001 6.1%) and are invested with parties approved by the Board of Lend Lease Corporation. These parties have acceptable credit ratings determined by recognised rating agencies.

8. RECEIVABLES

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT				
Trade debtors	1,634.2	1,852.0	24.3	22.8
Provision for doubtful debts	(103.6)	(107.0)		
	1,530.6	**1,745.0**	**24.3**	**22.8**
Related party receivables				
Managed property trusts				
Other	28.0	23.5		
Controlled entities			2,264.0	2,512.1
Associated companies				
Lend Lease Retail Partnership	49.6	114.5		
Lend Lease Overgate Partnership	0.6	111.4		
Pyrmont Trust (Jacksons Landing)	46.5	37.3		
IBM Global Services Australia	23.0	34.5	23.0	34.5
Bovis Thames Shanghai Limited (Da Chang)		11.3		
Other	35.9	49.6		10.5
	183.6	**382.1**	**2,287.0**	**2,557.1**
Other receivables				
Contract debtors	68.9	112.1		
Proceeds on sale of Vestar Glendale		30.6		
Developers on Housing and Community Investing (HCI) Projects	25.6	15.8		
Proceeds on sale of Darling Park Stages I & II		14.3		
CapMark CMBS Advances	79.3	64.9		
International Distressed Debt Fund (IDDF)	22.1			
Other	173.1	144.3	0.6	0.6
	2,083.2	**2,509.1**	**2,311.9**	**2,580.5**
NON CURRENT				
Loans made to Directors of Lend Lease Corporation or controlled entities in accordance with a scheme approved by shareholders in General Meeting	0.1	0.6		
Other loans	1.7	3.3		
Related party receivables				
Controlled entities			853.6	861.4
Associates				
Pyrmont Trust (Jacksons Landing)	26.7	36.0		
Fox Studios	4.0	4.0		
Less: Provision for doubtful debt	(4.0)	(4.0)		
THI plc	39.2	40.6		
Less: Provision for doubtful debt	(39.2)	(40.6)		
Retirement by Design Pty Ltd	13.2			
Other	28.1	24.3		
Other receivables			0.6	0.6
Other	16.8	1.3		
	86.6	**65.5**	**854.2**	**862.0**
	2,169.8	**2,574.6**	**3,166.1**	**3,442.5**

CURRENT

Unless otherwise stated, receivables do not carry interest and are not discounted to present values. They are carried at estimated amounts receivable in terms of contractual or other commercial arrangements and are recognised in accordance with the accounting policies as set out in Note 1(j). Receivables are subject to a review of collectability by the Board of the relevant group company. Provisions are made for any doubtful debts.

8. RECEIVABLES continued

CURRENT continued

TRADE DEBTORS

At balance date, trade debtors by business segment comprised Bovis Lend Lease 90.3%, Real Estate Investments 8.7%, Property Development 0.9% and Others 0.1%. Trade debtors outside Australia amounted to 93.1% of the balance.

The maximum exposure to an individual trade debtor is $87.1 million (5.3% of total trade debtors) and to the five major trade debtors is $230.5 million (14.1% of total trade debtors).

RELATED PARTY RECEIVABLES

The managed property trusts receivables other of $28.0 million mainly relates to management and asset development fees in relation to General Property Trust (GPT) and Australian Prime Property Fund (APPF).

The Lend Lease Retail Partnership receivable of $49.6 million mainly relates to the balance of work performed on the Solihull Shopping Centre (UK) development which is expected to be repaid by June 2002 as letting targets are achieved.

The receivable from Pyrmont Trust of $46.5 million comprises the loan and associated interest in relation to the land acquisition and development fees owing to Lend Lease for developing and selling the Jacksons Landing site at Pyrmont.

The receivable from IBM Global Services Australia of $23.0 million is a loan due in February 2002.

OTHER RECEIVABLES

The contract debtors receivable of $68.9 million relates to contracts of sale of built-form assets unconditionally exchanged at 31 December 2001 and residential land sales exchanged before 30 June 2001. These are on Mirvac Lend Lease Village Consortium ($50.7 million), North Lakes ($5.2 million), Twin Waters ($12.5 million) and other ($0.5 million).

Vestar Glendale was sold in June 2001 with the proceeds received in July 2001.

The receivable from the developers on the Housing and Community Investing (HCI) projects relates to short term loans to the developers of tax credit properties in the US, to be repaid by March 2002.

The proceeds on sale of Darling Park Stages I and II which represented the discounted value of the final tranche of the forward sale was received during the financial period.

CapMark Commercial Mortgage Backed Securities (CMBS) advances are advances to CMBS bond holders in order to provide liquidity in accordance with servicing contracts. During the period interest was earned at a weighted average variable rate of 4.8% (June 2001 8.2%), the decrease due to the steady fall of the prime rate.

The receivables from Lend Lease International Distressed Debt Fund represents capital disbursement for Lend Lease's pro-rata share of previous equity calls plus 1% interest. This amount was received in January 2002.

The other receivables Other of $173.1 million includes amounts due from recently established real estate funds ($29.6 million), prepaid taxes ($20.9 million), recoverable costs made on behalf of employee share plan ($14.6 million), premium due from a major tenant of Solihull ($12.5 million), UK VAT receivable ($9.1 million), advances to landowners of development properties ($9.1 million) and security deposits ($4.8 million). The balance comprises a number of other smaller items.

NON CURRENT

The loans made to Directors of Lend Lease Corporation or controlled entities are in accordance with a scheme approved by shareholders in the General Meeting. Other loans are loans provided to employees.

The receivable from Pyrmont Trust of $26.7 million is a loan to the joint venture to fund development expenditure. A deferred land payment of $9.3 million was received in July 2001.

The receivable from Fox Studios of $4.0 million relates to interest free loans to the partnership of $1.5 million, and the Fox Sports Bar of $2.5 million, which have both been fully provided.

The receivable from THI plc relates to a loan which is fully provided.

The receivable from Retirement by Design Pty Ltd of $13.2 million is a loan to fund development expenditure and land acquisition.

8. RECEIVABLES continued

NON CURRENT continued

The related party receivables Other of $28.1 million mainly comprises Maribyrnong Development Loan ($5.6 million), a loan to Paseo Commercial Carlos III ($6.7 million) in relation to the Tres Aguas joint venture development in Madrid, Spain, a loan to Catalyst Healthcare ($8.7 million) in relation to Bovis Lend Lease PFI projects and other miscellaneous items.

Included in other receivables of $16.8 million are advances to landowners of development properties of $16.1 million which are progressively payable each year. The advance to Woodlands Unit Trust ($8.2 million) is expected to be fully recoverable by June 2007 and the advance to Springfield Land Corporation ($7.9 million) is expected to be fully recoverable by December 2005.

	Consolidated Dec 2001 $m	Consolidated June 2001 $m
Non current receivables are due in accordance with the following schedule:		
Between 1 and 2 years	8.8	27.8
Between 2 and 5 years	55.7	34.3
After 5 years	22.1	3.4
	86.6	**65.5**

9. INVENTORIES

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT				
Property held for sale at cost	179.8	221.6		
Less: provision for diminution in value	(20.0)	(19.3)		
	159.8	**202.3**	-	-
Construction work in progress	332.6	270.9		
	492.4	**473.2**	-	-
NON CURRENT				
Property held for sale at cost	886.6	826.0		
Less: provision for diminution in value	(11.8)	(10.3)		
	874.8	**815.7**	-	-
Total inventories	**1,367.2**	**1,288.9**	-	-
PROPERTY HELD FOR SALE				
Total cost of property held for sale includes:				
Cost of acquisition	158.4	173.5		
Development expenses	407.5	292.2		
Construction expenses	471.5	547.3		
Rates and taxes capitalised	2.1	5.8		
Interest capitalised	26.9	28.8		
Total cost	**1,066.4**	**1,047.6**	-	-
Less: Provision for diminution in value	(31.8)	(29.6)		
Book value	**1,034.6**	**1,018.0**	-	-
Book value comprises:				
Income producing	692.2	740.8		
Non income producing	342.4	277.2		
	1,034.6	**1,018.0**	-	-

9. INVENTORIES continued

PROPERTY HELD FOR SALE continued

Total property held for sale is comprised of:

	Note	Cost Dec 2001 $m	Provision Dec 2001 $m	Book Value Dec 2001 $m	Book Value June 2001 $m
Bluewater, Kent	31(o)	617.1		617.1	618.4
Delfin Urban Communities [1]		114.3	(0.2)	114.1	
Overgate, Dundee [2]	31(t)	84.7	(11.0)	73.7	122.4
Chapelfield, Norwich	31(p)	45.3		45.3	43.1
Hickson Road, Sydney		27.1		27.1	
Olympic Village/Newington, Sydney	31(h)	23.5		23.5	106.5
North Lakes, Brisbane		20.4		20.4	15.1
Darling Park Stage III, Sydney	31(b)	26.8	(11.8)	15.0	16.3
Bluewater Valley, Kent		14.2		14.2	14.1
Jacksons Landing, Sydney	31(f)	14.1		14.1	14.9
Shell Centre, London		12.9		12.9	9.7
St Patricks, Sydney		12.3		12.3	6.0
Victoria Harbour/Docklands, Melbourne		11.4		11.4	7.2
Piers Project, San Francisco		10.3		10.3	8.0
Twin Waters, Queensland		9.0		9.0	10.0
ADI St Marys, Sydney		9.0		9.0	9.0
Admiralty Industrial Park, Singapore		12.1	(8.8)	3.3	8.8
Other		1.9		1.9	8.5
Total		**1,066.4**	**(31.8)**	**1,034.6**	**1,018.0**

(1) Acquired on 10 August 2001.

(2) June 2001 included $36.5 million which have been classified as a non current investment at 31 December 2001 which represents Lend Lease's 10% long term holding in the Lend Lease Overgate Partnership.

CONSTRUCTION AND DEVELOPMENT IN PROGRESS

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
CURRENT				
Contract costs incurred to date	33,863.2	32,213.2		
Profit recognised to date	1,631.8	1,636.0		
	35,495.0	**33,849.2**	-	-
Less: Progress billings received and receivable on completed contracts	(35,875.8)	(34,193.1)		
Net construction work in progress	**(380.8)**	**(343.9)**	-	-
Net construction work in progress comprises:				
Amounts due from customers – inventories	332.6	270.9		
Amounts due to customers – trade creditors (Note 17)	(713.4)	(614.8)		
	(380.8)	**(343.9)**	-	-
Advances on construction projects in progress included in trade creditors	**118.8**	**123.7**	-	-
Retentions on construction projects included in progress billings	**329.7**	**280.0**	-	-

The amounts due from customers – inventories of $332.6 million at 31 December 2001 relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.

The amounts due to customers – trade creditors of $713.4 million at 31 December 2001 relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and proportional profits on projects.

10. EQUITY ACCOUNTED INVESTMENTS

	Notes	Country Of Origin	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
NON CURRENT						
ASSOCIATES						
LLM Inversiones I.S.A. de C.V. (Mexican Distressed Loans)	31(k)	Mexico	21.0	19.7		
Tres Aguas (Paseo Commercial Carlos III), Madrid	31(v)	Spain	19.6	18.8		
Chelverton Properties Limited		UK	15.0	15.0		
Kiwi Property Group	31(g)	NZ	14.5	14.7		
Retirement by Design Pty Ltd		Australia	7.9			
Lend Lease Rosen Real Estate Securities		USA	7.2	6.8		
Forest Gardens Residential Land Development	31(c)	Australia	7.2			
DPT Operator		Australia	3.6	2.9		
Caroline Springs Joint Venture	31(c)	Australia	2.4			
Lend Lease Porto Retail (Arrabida Shopping Centre)	31(r)	Portugal		3.0		
Other			17.9	15.7		
Less: Provision for diminution			(3.4)	(5.4)		
	32		**112.9**	**91.2**	**-**	**-**
JOINT VENTURES						
Fox Studios, Sydney	31(d)	Australia	200.3	200.6		
Less: Provision for diminution			(185.6)	(185.6)		
Mawson Lakes Economic Development Project	31(c)	Australia	7.5			
Other			1.1			
			23.3	**15.0**	**-**	**-**
Total equity accounted investments			**136.2**	**106.2**	**-**	**-**

11. OTHER INVESTMENTS

	Country Of Origin	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT					
Mortgage loans	USA	195.4	11.0		
Tax credit properties	USA	133.3	107.9		
		328.7	**118.9**	**-**	**-**
NON CURRENT					
Shares in other corporations					
Quoted at cost		1.4	28.6		
Unquoted at cost		146.5	111.7	42.8	42.8
Interests in trusts and partnerships					
Unquoted at cost		892.3	799.4	9.3	9.3
Shares in controlled entities				1,206.0	947.4
		1,040.2	**939.7**	**1,258.1**	**999.5**
		1,368.9	**1,058.6**	**1,258.1**	**999.5**

11. OTHER INVESTMENTS continued

NON CURRENT continued

Total other investments non current comprise:

	Notes	Country Of Origin	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
SHARES IN OTHER CORPORATIONS						
Quoted at Cost						
CoolSavings, Inc.		USA	53.9	53.9		
Less: Provision for diminution			(52.5)	(47.6)		
Westpac Banking Corporation		Australia		22.3		
			1.4	**28.6**	**-**	**-**
Unquoted at Cost						
IBM Global Services Australia Limited	31(e)	Australia	42.8	42.8	42.8	42.8
Thai Market Project (1)		Thailand	13.0	11.8		
Less: Provision for diminution (1)			(12.0)	(10.8)		
Lend Lease Global Property Fund, SICAF	31(q)	Luxem	95.0	39.4		
Li Fung Distribution Centre		China	7.4	7.4		
Less: Provision for diminution			(7.4)	(7.4)		
Bovis Thames Shanghai Limited (Da Chang)		China		23.8		
Less: Accumulated amortisation				(4.2)		
Bradford Regeneration Limited		UK	1.7	5.0		
Other			10.6	8.5		
Less: Provision for diminution			(4.6)	(4.6)		
			146.5	**111.7**	**42.8**	**42.8**
INTERESTS IN TRUSTS AND PARTNERSHIPS						
Unquoted at Cost						
Lend Lease Asia Water Trust		Australia	9.3	9.3	9.3	9.3
Asia Pacific Investment Company	31(m)	Singapore	96.2	96.2		
Winn Property Management		USA	6.1			
Lend Lease Retail Partnership	31(s)	UK	63.4	42.0		
Clacton Factory Outlet Centre		UK	7.0	7.0		
Less: Provision for diminution			(7.0)	(7.0)		
Australian Prime Property Fund	31(a)	Australia	48.2	48.2		
CMBS Bonds		USA	9.0	9.6		
Real Estate Debt Fund Co-investments		USA	6.7	7.1		
Debt Management Fund Portfolios		USA	20.5	22.3		
King of Prussia Associates	31(l)	USA	248.6	242.7		
Mezzanine Debt Co-investment		USA	4.2	3.8		
Tax Credit Funds Co-investments		USA	15.9	12.4		
Value Enhancement Fund III	31(i)	USA	27.2	32.9		
Value Enhancement Fund IV	31(i)	USA	42.0	40.4		
Value Enhancement Fund V	31(i)	USA	23.5	13.0		
Yarmouth Capital Partners Limited Partnership II	31(j)	USA	103.9	103.9		
Lend Lease Real Estate Securities Fund		USA	22.8	22.4		
Lend Lease European Mutual Fund		UK	19.5	19.5		
Less: Provision for diminution			(0.9)	(0.9)		
Lend Lease International Distressed Debt Fund	31(n)	USA	71.9	52.6		
Multi-family Fund Co-investments		USA	11.6	16.5		
Lend Lease Overgate Partnership	31(u)	UK	36.5			
Other			6.2	5.5		
			892.3	**799.4**	**9.3**	**9.3**
SHARES IN CONTROLLED ENTITIES			**-**	**-**	**1,206.0**	**947.4**
Total other investments non current			**1,040.2**	**939.7**	**1,258.1**	**999.5**

(1) Variation from prior financial period mainly represents exchange rate movement.

11. OTHER INVESTMENTS continued

WESTPAC BANKING CORPORATION (WESTPAC)

In December 1998, Lend Lease effected share lending and hedging arrangements (the Arrangements) with Merrill Lynch relating to 40 million shares in Westpac Banking Corporation. The Arrangements effectively locked in the price of $10.05 per share enabling Lend Lease to realise the value of the investment, while retaining flexibility regarding timing of the ultimate disposal.

At 31 December 2001 all 40 million shares have been unwound from the Arrangements.

The finalised position is summarised below:

	Shares Released m	Proceeds $m	Profit After Tax $m
Prior to 30 June 2001 reported in previous financial years	34	365.6	157.5
During 6 months ended 31 December 2001	6	61.9	28.2
	40	**427.5**	**185.7**

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
Land at directors' valuation [1]	**9.6**	**9.6**	**-**	**-**
Buildings and leasehold improvements at cost [1]	44.5	44.0		
Accumulated depreciation	(13.3)	(11.6)		
	31.2	**32.4**	**-**	**-**
Plant and equipment at cost [2]	262.0	243.4	20.7	20.1
Accumulated depreciation [3]	(153.7)	(140.5)	(13.0)	(12.2)
	108.3	**102.9**	**7.7**	**7.9**
Leased plant and equipment at cost [2]	12.7	7.5		
Accumulated amortisation [3]	(8.3)	(5.0)		
	4.4	**2.5**	**-**	**-**
Total carrying amount	**153.5**	**147.4**	**7.7**	**7.9**

(1) The Directors' valuation of land and independent valuation of buildings and leasehold improvements was carried out at 30 June 2001 on the basis of open market values for existing use.

(2) The increase includes the acquisition of Delfin Group assets on 10 August 2001, of plant and equipment ($6.8 million) and leased plant and equipment ($4.8 million).

(3) Includes $19.6 million of depreciation during the 6 months ended 31 December 2001 offset by disposals during the period.

12. PROPERTY, PLANT AND EQUIPMENT continued

RECONCILIATIONS

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
Freehold Land				
Carrying amount at beginning of financial period	9.6	9.6		
Carrying amount at end of financial period	**9.6**	**9.6**	**-**	**-**
Buildings and Leasehold Improvements				
Carrying amount at beginning of financial period	32.4	30.7		
Additions	0.6	2.5		
Disposals		(0.6)		
Depreciation	(1.6)	(3.7)		
Disposal of entity	(0.1)			
Effect of exchange rate movements/other	(0.1)	3.5		
Carrying amount at end of financial period	**31.2**	**32.4**	**-**	**-**
Plant and Equipment				
Carrying amount at beginning of financial period	102.9	82.2	7.9	8.8
Additions	20.3	46.8	0.6	0.6
Disposals	(1.6)	(6.0)	0.1	(0.2)
Acquisition through entity acquired	2.7			
Depreciation	(16.3)	(29.3)	(0.9)	(1.3)
Disposal of entity	(0.3)			
Effect of exchange rate movements/other	0.6	9.2		
Carrying amount at end of financial period	**108.3**	**102.9**	**7.7**	**7.9**
Leased Plant and Equipment				
Carrying amount at beginning of financial period	2.5	7.6		
Additions	0.8	0.8		
Disposals		(2.9)		
Acquisition through entity acquired	2.8			
Amortisation	(1.7)	(3.0)		
Carrying amount at end of financial period	**4.4**	**2.5**	**-**	**-**
Total carrying amount	**153.5**	**147.4**	**7.7**	**7.9**

13. GOODWILL

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
Goodwill at cost	1,307.7	1,237.5		
Accumulated amortisation	(147.1)	(115.0)		
	1,160.6	1,122.5	-	-

	Consolidated					
	Dec 2001			June 2001		
	Cost $m	Accumulated Amortisation $m	Net $m	Cost $m	Accumulated Amortisation $m	Net $m
Goodwill comprises:						
ERE/Yarmouth	60.0	(14.3)	45.7	60.0	(12.8)	47.2
Rosen Consulting Group	29.2	(4.2)	25.0	29.2	(3.5)	25.7
Bovis Lend Lease Group	852.4	(91.4)	761.0	851.6	(69.9)	781.7
Boston Financial Group	34.1	(3.8)	30.3	37.0	(3.2)	33.8
Lend Lease Debt Businesses	249.1	(28.0)	221.1	249.1	(19.4)	229.7
Larry Smith	5.6	(3.8)	1.8	10.6	(6.2)	4.4
Delfin Group	77.3	(1.6)	75.7			
	1,307.7	(147.1)	1,160.6	1,237.5	(115.0)	1,122.5

The movement in cost is mainly due to the acquisition of Delfin Group in August 2001 of $77.3 million, disposals of $7.9 million and foreign currency translation movements of $0.5 million. The movement in accumulated amortisation of $32.1 million comprises amortisation expense of $35.3 million and disposals of $3.2 million.

14. MANAGEMENT AGREEMENTS

	Consolidated At Cost		Unrecorded Valuation	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001[(4)] $m
REAL ESTATE INVESTMENTS				
Lend Lease Real Estate Investments – US (LL REI US)[(1)]	960.6	964.3	1,326.9	1,330.4
Accumulated amortisation	(50.0)	(40.6)		
General Property Trust (GPT)[(2)]	51.1	42.7	255.4	247.0
Accumulated amortisation	(3.0)	(2.6)		
Australian Prime Property Fund (APPF)[(3)]	12.8		61.0	48.2
Lend Lease US Office Trust (LL USOT)			20.3	
	971.5	963.8	1,663.6	1,625.6

(1) Movement in cost represents the exchange of Lend Lease's 75% interest in Lend Lease Apartment Management (LLPM) for a 15% interest in Winn Property Management as a result of the restructure of LLPM on 1 August 2001. Refer Other Investments Note 11.

(2) Movement in cost represents the management agreement acquired in respect of GPT's acquisition of Homemaker Retail Management Limited properties on 26 November 2001.

(3) Movement in cost represents the management agreement acquired in respect of APPF's acquisition of the Suncorp Metway Retail Property Fund properties on 9 August 2001.

(4) Independent valuations performed by PriceWaterhouse Coopers.

14. MANAGEMENT AGREEMENTS continued

Movement in management agreements for LL REI US comprises:

	Consolidated December 2001 Valuation $m	Cost $m	Accumulated Amortisation $m
Balance 30 June 2001	1,330.4	964.3	40.6
Decrease due to restructure of Boston Financial Group	(3.5)	(3.7)	(0.2)
Amortisation expense in financial period			9.8
Effect of exchange rate movement from June 2001 to December 2001			(0.2)
Balance at 31 December 2001	**1,326.9**	**960.6**	**50.0**

Valuations are performed by appropriately qualified independent valuers. The valuers adopt a valuation methodology they consider appropriate for valuing the particular management agreement. Encompassed in this methodology is the discount rate. Generally all valuers use the Capital Asset Pricing Model, with rates varying due to the valuers' views as to levels of risk associated with the cash flow of particular management agreements, and the relative market/sector risk. Management agreements are amortised over their useful life which is assessed to be on average 50 years.

15. OTHER INTANGIBLES

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
Bovis Lend Lease Microelectronics	4.2	4.2		
Accumulated amortisation	(2.5)	(2.1)		
Other	0.4	0.5		
	2.1	**2.6**	**-**	**-**

The Bovis Lend Lease Microelectronics intangible asset at 31 December 2001 is comprised of a patent $4.2 million which is being amortised over 5 years.

16. OTHER ASSETS

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT				
Prepayments	46.6	58.3		
Other	1.0			
	47.6	**58.3**	**-**	**-**
NON CURRENT				
Prepayments	27.0	31.6		
IT systems	72.1	72.1		
Accumulated amortisation	(7.2)			
Mortgage servicing rights	50.9	38.1		
Accumulated amortisation	(6.1)	(3.1)		
Other	11.5	10.8		
	148.2	**149.5**	**-**	**-**
	195.8	**207.8**	**-**	**-**

Current and non current prepayments include deferred foreign exchange losses of $13.7 million on foreign exchange contracts that are hedging the profits of the US, European and Asian operations in future periods (refer Note 30) and insurance prepayments of $14.5 million.

The IT systems relate to systems acquired/developed that will provide ongoing benefits to the Group. The $64.9 million at December 2001 relates to the Enterprise System in the REI US business. The costs of the Enterprise Project are amortised over a 5 year period commencing July 2001.

The mortgage servicing rights relate to the origination and acquisition of servicing rights for mortgage loan portfolios, which are amortised over the life of the rights (on average 10 years) against the fee income generated by the rights.

17. CREDITORS

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT				
Trade creditors [1]	1,778.7	2,024.4	7.3	4.6
Revenue in excess of costs and profits recognised on incomplete contracts	713.4	614.8		
Insurance claim reserve [2]	16.4			
Deposits received in advance [3]	13.7			
Other creditors	102.3	71.8	1.5	5.3
Related party payables				
Controlled entities			323.3	314.9
Mirvac Lend Lease Village Consortium (MLLVC)		8.8		
Other	13.1	12.7		
	2,637.6	**2,732.5**	**332.1**	**324.8**
NON CURRENT				
Related party payables				
Controlled entities			976.6	1,000.1
	-	**-**	**976.6**	**1,000.1**
	2,637.6	**2,732.5**	**1,308.7**	**1,324.9**

(1) *Trade creditors are all due and payable within 12 months.*

(2) Represents insurance claim reserve in relation to Canopy Assurance, Lend Lease's wholly owned, limited purpose captive insurance subsidiary. Canopy Assurance's primary function is the insuring/reinsuring of the Lend Lease Group's exposures and risks.

(3) An agreement has been reached to sell Lend Lease Chelverton International. The unearned income of $13.7 million represents the receipt of the first tranche of the sale. The transaction has not been recognised as a sale for accounting purposes, as the ownership of the investment does not pass to the buyer until the second tranche of the consideration is received.

18. BORROWINGS AND FINANCING ARRANGEMENTS

(a) BORROWINGS

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CURRENT				
Unsecured bank loans		13.7		
Secured bank loans		86.3		
	-	**100.0**	**-**	**-**
NON CURRENT				
Commercial notes	980.8	980.8		
Total borrowings	**980.8**	**1,080.8**	**-**	**-**

(b) FINANCE FACILITIES

Lend Lease operating businesses have access to the following lines of credit:

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
TOTAL FACILITIES AVAILABLE				
Bank overdrafts	14.8	46.0	10.0	10.0
Standby cash advance facilities	275.0	250.0	275.0	250.0
Bank credit facilities	2,194.9	2,304.6		
Commercial notes	2,480.8	2,480.8		
	4,965.5	**5,081.4**	**285.0**	**260.0**

18. BORROWINGS AND FINANCING ARRANGEMENTS *continued*

(b) FINANCE FACILITIES continued

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
FACILITIES UTILISED AT BALANCE DATE				
Bank overdrafts				
Standby cash advance facilities				
Bank credit facilities		100.0		
Commercial notes	980.8	980.8		
	980.8	**1,080.8**	**-**	**-**
FACILITIES NOT UTILISED AT BALANCE DATE				
Bank overdrafts	14.8	46.0	10.0	10.0
Standby cash advance facilities	275.0	250.0	275.0	250.0
Bank credit facilities	2,194.9	2,204.6		
Commercial notes	1,500.0	1,500.0		
	3,984.7	**4,000.6**	**285.0**	**260.0**
Total facilities available	**4,965.5**	**5,081.4**	**285.0**	**260.0**
BANK CREDIT FACILITIES				
The amounts drawn from the various facilities at 31 December 2001 were:				
Unsecured Bank Loans				
USD300.0 million syndicated facility at LIBOR plus 0.35%, due September 2002 [1]				
USD100.0 million bank facility at LIBOR plus 0.35%, due December 2002 [2]				
GBP30.0 million bank facility at LIBOR plus 0.25%, due March 2002 [3]				
GBP200.0 million bank facility at LIBOR plus 0.35%, due November 2002 [4]		13.7		
	-	**13.7**	**-**	**-**
Secured Bank Loans				
USD200.0 million secured mortgage servicing facility at LIBOR plus 0.75%, due February 2002 [5]				
GBP150.0 million secured facility for development projects, cancelled January 2002 [6]				
A$80.0 million secured construction facility for Olympic Village at BBSW plus 0.30%, cancelled November 2001		69.0		
USD9.0 million secured term facility at LIBOR plus 2.25%, expired in October 2001		17.3		
Total bank credit facilities	**-**	**100.0**	**-**	**-**
Commercial Notes				
A$500.0 million Lend Lease commercial paper [7]				
USD250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [8]	480.8	480.8		
A$1,500.0 million Lend Lease guaranteed note [9]	500.0	500.0		
Total commercial notes	**980.8**	**980.8**	**-**	**-**
Total borrowings	**980.8**	**1,080.8**	**-**	**-**

(1) This facility with a syndicate of banks was established for general working capital purposes.

(2) *This bank overdraft facility is used to finance working capital requirements for the US operations.*

(3) This short term money market facility is used for general working capital purposes in the European business. The facility can act as an overdraft, short term money market loan or a guarantee facility.

18. BORROWINGS AND FINANCING ARRANGEMENTS continued

(b) FINANCE FACILITIES continued

BANK CREDIT FACILITIES *continued*

(4) This facility with a syndicate of banks was established for general working capital purposes. The facility is a multi-borrower in that a Lend Lease subsidiary in either the United Kingdom or the United States can draw under the facility.

(5) This facility is utilised by Lend Lease Mortgage Capital. The facility is used for the Federal National Mortgage Association (FNMA or Fannie Mae) and the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac) mortgage originations and are secured by the loans and/or CMBS issues. These obligations are generally settled within 30 – 45 days of origination. The facility expires in February 2002.

(6) The GBP150.0 million facility, which was in place for funding European development projects was cancelled on 28 January 2002.

(7) Lend Lease has a $500.0 million Australian commercial paper program. The amount drawn under the facility at 31 December 2001 was nil.

(8) On 30 June 1998 Lend Lease issued s144A USD250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.

(9) In 1999 Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its $1.5 billion Multi-Issue-Debt Program. This issue has been swapped into USD.

The following schedule profiles the 31 December 2001 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure (1)		Currency (2)		
	Fixed A$m	Floating A$m	AUD A$m	USD A$m	GBP A$m
Between 1 and 5 years	875.7	105.1		980.8	
Total	**875.7**	**105.1**	**-**	**980.8**	**-**

(1) Resulting interest rate exposure after interest rate swaps.
(2) Resulting borrowings by currency including currency swaps.

COMMERCIAL NOTES

Commercial notes are available under the commercial paper and guaranteed note program. Availability is subject to market conditions.

(c) FINANCING GUARANTEES

Lend Lease is guarantor of a bank loan facility for GBP5.0 million (A$13.7 million) for Chelverton Properties Limited and a USD21.5 million (A$41.3 million) facility for Chelverton Properties International NV. Lend Lease is also guarantor of a GBP3.4 million (A$9.3 million) loan facility for Lend Lease THI Clacton Partnership. Subsequent to balance date this loan was extinguished.

Lend Lease is guarantor for a bank loan facility for USD3.5 million (A$6.7 million) for Cordia Senior Living of Westmount II, LLC.

Lend Lease is the guarantor of the progressive repayment of an A$47.3 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by the Delfin group.

Lend Lease is guarantor of A$7.5 million of a debt facility for the Caroline Springs joint venture.

Lend Lease Corporation has given guarantees in support of financing facilities included within the on-balance sheet borrowings of $980.8 million (June 2001 $994.5 million) disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on-balance sheet borrowings.

19. PROVISIONS

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
CURRENT				
Dividends (Note 6)	38.8	34.5	38.9	34.5
Employee benefits	85.0	70.9	0.1	0.1
Construction risks	130.0	131.9		
Restructuring	38.9	58.2		
Other	105.0	113.7	11.5	89.3
	397.7	**409.2**	**50.5**	**123.9**
NON CURRENT				
Employee benefits	52.7	44.8	0.1	0.1
Other	52.8	47.5		
	105.5	**92.3**	**0.1**	**0.1**
	503.2	**501.5**	**50.6**	**124.0**

The construction risks provision of $130.0 million comprises a maintenance and warranty provision of $92.1 million (June 2001 $90.5 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to recently completed project management projects. Other construction risks provisions of $37.9 million (June 2001 $41.4 million) includes provisions raised for risks identified on projects that existed at the date of the Bovis Group acquisition.

The restructuring provision of $38.9 million comprises the provision raised this period in relation to the acquisition of Delfin ($4.2 million); Lend Lease Corporation provision $6.2 million (June 2001 $6.9 million); the REI US provision of $14.7 million (June 2001 $36.8 million) and the provision in relation to the acquisition of Real Estate Investment business of $13.8 million (June 2001 $14.5 million).

Other provisions (current and non current) totalling $157.8 million are comprised of a number of provisions including provisions in respect for mortgage loans default Fannie Mae Mortgage origination business $48.1 million (June 2001 $41.4 million) and provisions in respect of investments and inventories $91.0 million (June 2001 $100.2 million). The balance in other provisions $18.7 million (June 2001 $24.3 million) relates to specific items not otherwise provided for in these financial statements.

20. OTHER INTEREST BEARING LIABILITIES

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
CURRENT				
Deferred settlement on acquisition				
Development properties	9.7	10.0		
Bluewater lease liability	20.0	20.0		
Finance lease liability	1.7	1.7		
Other	1.2	0.3		
	32.6	**32.0**	-	-
NON CURRENT				
Deferred settlement on acquisition				
Development properties		9.3		
Bluewater lease liability	293.4	303.5		
Finance lease liability	2.3	0.6		
Other	0.9	1.7		
	296.6	**315.1**	-	-
	329.2	**347.1**	-	-

20. OTHER INTEREST BEARING LIABILITIES continued

The current deferred settlement on acquisition of development properties relates to the deferred land payments for Jacksons Landing, Sydney. At 31 December 2001, the total liability of $9.7 million (June 2001 $19.3 million) is represented by principal $6.2 million and interest $3.5 million at the rate of 10.5% per annum, repayable in instalments over 5 years ending in July 2002 to CSR Limited.

The Bluewater lease liability relates to the total Bluewater head lease payments which have been capitalised into the Bluewater development costs.

Other items included in other interest bearing liabilities are shown at face value.

21. OTHER NON INTEREST BEARING LIABILITIES

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
CURRENT				
Deferred settlement on acquisition				
Controlled entities	99.0	118.4		
Fox Studios		80.0		
Net forward foreign exchange contracts		48.5		
Other	14.5	12.1		
	113.5	**259.0**	**-**	**-**
NON CURRENT				
Deferred settlement on acquisition				
Controlled entities	14.4	35.8		
Westpac share lending collateral		61.9		
Forward foreign exchange contracts	108.7	108.7		
Other	1.1	1.9		
	124.2	**208.3**	**-**	**-**
	237.7	**467.3**	**-**	**-**

The current and non current deferred settlement on acquisition of controlled entities of $113.4 million mainly relates to deferred purchase payments for the five AMRESCO businesses ($54.6 million) and Boston Financial Group ($44.9 million). The deferred settlement components for these acquisitions have been recorded at their full value, although part of these amounts are contingent on certain outcomes.

During the financial period Lend Lease's share of the financing facilities within the Fox Studios joint venture were fully repaid.

Forward foreign exchange contracts are valued at rates of exchange at balance date. Forward foreign exchange contracts are taken out in relation to hedging of the Group's net foreign exchange exposure. The non current amount of $108.7 million represents the restated foreign exchange liabilities on the hedging of the $500.0 million medium term note due in July 2005.

The Westpac share lending and hedging arrangements (refer Note 11) were unwound during the financial period ended 31 December 2001, with the sale of the remaining 6.0 million Westpac shares.

Other items included in other non interest bearing liabilities are shown at face value and interest is not payable.

22. CONTRIBUTED EQUITY

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
22. CONTRIBUTED EQUITY	779.5	765.8	779.5	765.8

	Dec 2001 No. of shares m	Dec 2001 $m	June 2001 No. of shares m	June 2001 $m
Ordinary shares issued at 30 June 2001	429.6	765.8	512.2	1,342.1
Issues and buybacks during the financial period:				
Issues for:				
Dividend reinvestment plan	0.5	5.3	2.1	38.5
Share purchase plan	0.8	8.3	0.2	2.5
Share election plan (SEP) [1]			0.4	
Other [2]		0.1		
Share buybacks [3]			(88.3)	(618.7)
Allocation to Lend Lease Employee Share Plans			2.6	1.4
Allocation to The Hornery Institute [4]			0.4	
Ordinary shares issued at 31 December 2001	**430.9**	**779.5**	**429.6**	**765.8**

(1) The shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital with the number of shares issued based upon the share price at the date that the dividend payments were foregone. The SEP was suspended for 2001 and will be reinstated.

(2) Other issues relates to issues to directors.

(3) *On 2 October 2000, following approval at an extraordinary general meeting of shareholders,* Lend Lease Corporation completed an off-market share buyback. The Company bought back 88.3 million shares of which $618.7 million was funded from contributed equity.

(4) At the November 2000 Annual General Meeting (AGM), an allotment of shares was made to the Hornery Institute. A total of 440,528 shares were allotted to the Hornery Institute on 23 February 2001 at a price of $22.70, representing the market price on the day of the AGM.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

23. RESERVES

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
CAPITAL RESERVE	104.6	104.6	104.6	104.6
FOREIGN CURRENCY TRANSLATION RESERVE				
Opening balance	7.8	12.5		
Currency fluctuation attributable to translation and hedging of self-sustaining foreign operations	0.7	(4.7)		
	8.5	7.8	-	-
Total reserves	113.1	112.4	104.6	104.6

NATURE AND PURPOSE OF RESERVES

Capital Reserve

The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Reserve

The foreign currency translation reserve records the foreign currency differences net of income tax arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(s).

24. RETAINED PROFITS

	Consolidated		Company	
	Dec 2001 $m	June 2001 $m	Dec 2001 $m	June 2001 $m
Retained profits at beginning of financial period	2,749.9	3,819.9	2,145.8	3,149.7
Net profit attributable to Lend Lease Corporation Limited	126.4	151.4	83.5	217.5
Dividends foregone pursuant to share election plan		7.4		7.4
	2,876.3	**3,978.7**	**2,229.3**	**3,374.6**
Dividends paid or declared (refer Note 6)	(38.8)	(1,228.8)	(38.8)	(1,228.8)
Retained profits at the end of financial period	**2,837.5**	**2,749.9**	**2,190.5**	**2,145.8**

Dividends paid or declared in the year ended 30 June 2001 included $1,138.5 million in relation to the share buyback completed in October 2000 (refer Note 22).

25. OUTSIDE EQUITY INTERESTS

	Consolidated	
	Dec 2001 $m	June 2001 $m
Outside equity interests in controlled entities comprise:		
LLD Precinct 2 Pty Limited (33%) [1]	24.4	28.5
Lend Lease Apartment Management (25%)		6.2
Lend Lease Asset Management (10%)	2.5	4.9
Lend Lease Actus (25%)	4.4	0.3
Other	0.4	(0.6)
	31.7	**39.3**
Represented by:		
Interest in retained profits at the end of the financial period	20.4	10.0
Interest in share capital	11.3	29.3
Total outside equity interest	**31.7**	**39.3**

(1) At 31 December 2001 the LLD Precinct 2 Pty Limited outside equity interest of $24.4 million related to Mirvac Limited's 33% interest in the Olympic Village precinct of the Olympic Village/Newington project.

26. TOTAL EQUITY RECONCILIATION

	Notes	Consolidated Dec 2001 $m	Consolidated Dec 2000 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company Dec 2000 $m
Equity at the beginning of the financial period		**3,667.4**	**5,306.6**	**5,306.6**	**3,016.2**	**4,596.4**
Movements comprise:						
Movements in contributed equity	22	13.7	(589.1)	(576.3)	13.7	(589.1)
Dividends paid or declared out of ordinary profits	6	(38.8)	(55.8)	(90.3)	(38.8)	(55.8)
Dividends foregone pursuant to share election plan	24		7.4	7.4		7.4
Share buyback dividend	6		(1,138.5)	(1,138.5)		(1,138.5)
Net profit attributable to members of Lend Lease Corporation Limited		126.4	108.8	151.4	83.5	15.8
Other changes in equity						
Movement in Foreign Currency Translation Reserve	23	0.7	7.3	(4.7)		
Total revenues, expenses and valuation adjustments attributable to members of Lend Lease Corporation Limited		**102.0**	**(1,659.9)**	**(1,651.0)**	**58.4**	**(1,760.2)**
Total changes in outside equity interests in controlled entities	25	(7.6)	0.7	11.8		
Total movement in equity for the financial period		**94.4**	**(1,659.2)**	**(1,639.2)**	**58.4**	**(1,760.2)**
Equity at the end of the financial period		**3,761.8**	**3,647.4**	**3,667.4**	**3,074.6**	**2,836.2**

27. CONTINGENT LIABILITIES

	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
Various	20.0	20.0	-	-

In addition, Lend Lease has the following contingent liabilities:

Lend Lease has provided warranties to National Australia Bank (NAB) in connection with the sale of Lend Lease's Financial Services businesses to NAB. The warranties are specifically detailed in the Sale Agreement and are in line with those generally required for a business sale including warranties as to ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The warranties (except for the taxation warranties) are subject to information formally disclosed to NAB in a disclosure letter. Claims under warranty breaches must be notified before 30 June 2002 to be valid (30 June 2005 for taxation warranties).

Contingencies and claims (other than items included above and in Notes 28 and 31), indeterminable in amount, exist in the ordinary course of business.

In certain circumstances Lend Lease Corporation guarantees the due performance of particular controlled entities in respect of their obligations under project management and construction, and property development contracts. These guarantees are provided in the ordinary course of business and any known or anticipated losses in respect of the relevant contracts have been brought to account.

The Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any known or anticipated losses.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

28. COMMITMENTS

	Note	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
(a) OPERATING LEASES					
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:					
Land and buildings – self occupied		359.3	275.0	33.0	39.7
Plant and equipment		40.9	113.1		
		400.2	**388.1**	**33.0**	**39.7**
Due within 1 year		100.7	106.5	15.3	14.8
Due between 1 and 5 years		248.5	223.4	17.7	24.8
Due later than 5 years		51.0	58.2		0.1
		400.2	**388.1**	**33.0**	**39.7**
(b) CAPITAL EXPENDITURE					
At balance date the aggregate amount of capital expenditure contracted but not provided for in the financial statements:					
Due within 1 year		**-**	**4.3**	**-**	**-**
(c) CONTROLLED ENTITIES					
At balance date the aggregate amount of expenditure contracted but not provided for in the financial statements:					
Due within 1 year (for Delfin Limited)		**-**	**171.8**	**-**	**171.8**
(d) FINANCE LEASE COMMITMENTS					
At balance date the aggregate amount of finance leases contracted:					
Due within 1 year		1.9	1.9		
Due between 1 and 5 years		2.4	0.6		
		4.3	**2.5**	**-**	**-**
Less: Future lease finance charges		(0.3)	(0.2)		
		4.0	**2.3**	**-**	**-**
Lease liabilities provided for in the financial statements:					
Current	20	1.7	1.7		
Non Current	20	2.3	0.6		
		4.0	**2.3**	**-**	**-**

28. COMMITMENTS continued

(e) INVESTMENTS

	Note	Consolidated Dec 2001 $m	Consolidated June 2001 $m	Company Dec 2001 $m	Company June 2001 $m
At balance date capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:					
Due within 1 year					
Lend Lease International Distressed Debt Fund	31(n)	119.0	139.7		
Lend Lease Real Estate Partners I Ltd		2.9	3.3		
Value Enhancement Fund IV	31(i)	32.7	32.7		
Skyline Fund		24.0	24.0		
Lend Lease Global Fund, Luxembourg	31(q)	96.1	152.9		
Multi-family investment funds		4.1	5.0		
Lend Lease Retail Partnership	31(s)	4.9	26.5		
Mirvac Lend Lease Village Consortium	31(h)	13.8	2.1		
Generali Lend Lease		6.5	6.5		
Mortgage Loans		4.2			
Debt management investment portfolios		33.9	34.9		
Other			0.9		
Due between 1 and 5 years					
Mirvac Lend Lease Village Consortium	31(h)		13.2		
Value Enhancement Fund V	31(i)	89.1	112.0		
Multi-family investment funds		18.5	18.5		
Agri Business Farm Credit Program		5.8			
Later than 5 years					
Fort Hood		8.6			
		464.1	**572.2**	-	-

(f) OTHER

The general nature and substance of commitments for superannuation and the Lend Lease Employee Share Plans are unchanged from those reported in the consolidated financial statements of Lend Lease at 30 June 2001.

29. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) RECONCILIATION OF PROFIT AFTER TAX FROM ORDINARY ACTIVITIES TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	Consolidated			Company	
	Dec 2001 $m	Dec 2000 $m	June 2001 $m	Dec 2001 $m	Dec 2000 $m
Net profit attributable to members of Lend Lease Corporation	**126.4**	**108.8**	**151.4**	**83.5**	**15.8**
Amortisation and depreciation	65.6	57.3	128.2	1.0	1.0
Gain/(loss) on sale of fixed assets and investments	(59.0)	(74.8)	(158.8)		0.1
Foreign exchange loss and currency hedging costs	1.8	13.1	11.9	1.1	45.1
Equity accounted (profit)/loss	(22.7)	1.3	3.0		
Net movement in provisions	36.2	149.9	277.7	2.2	20.2
Bad debts expense	3.0		41.6		
Net cash provided by operating activities before changes in assets and liabilities	**151.3**	**255.6**	**455.0**	**87.8**	**82.2**
Decrease/(increase) in receivables	144.4	(372.9)	(338.1)	(3.4)	0.3
Decrease in inventories	12.7	191.5	360.0		
Decrease/(increase) in other assets	12.0	(100.6)	(133.6)		
(Decrease)/increase in creditors	(100.1)	42.7	90.5	(1.8)	(56.7)
(Decrease)/increase in other liabilities	(25.9)	30.7	49.4		
Decrease/(increase) in deferred tax items	22.4	(58.5)	(130.8)	23.6	(11.9)
(Decrease)/increase in current tax provision	(8.1)		26.2	(10.3)	9.7
Increase/(decrease) in other provisions	75.5	(90.6)	(91.2)		
Net cash provided by/(used in) operating activities	**284.2**	**(102.1)**	**287.4**	**95.9**	**23.6**

(b) SUPPLEMENTARY INFORMATION

Property development receipts and expenditure:

	Receipts		Expenditure	
	Dec 2001 $m	Dec 2000 $m	Dec 2001 $m	Dec 2000 $m
Bluewater, Kent		268.8		56.1
Bluewater South Village, Kent		8.5		4.7
Bluewater Valley, Kent				13.4
Olympic Village/Newington, Sydney	192.2	34.4	43.8	17.1
Touchwood Court, Solihull	417.3		339.2	89.9
Darling Park, Sydney	0.1		4.6	3.8
Aurora Place, Sydney		59.8		31.0
Overgate Centre, Dundee	127.7		7.8	42.7
Chapelfield, Norwich			3.7	11.8
Admiralty Industrial Park, Singapore	11.7	6.4	3.0	14.2
Jacksons Landing, Sydney	2.3		5.2	25.6
Delcorp Property Trust, Brisbane	11.0			
Golden Grove, Adelaide	3.4		0.5	
Victoria Harbour/Docklands, Melbourne			4.0	
North Lakes, Brisbane	6.8		10.5	
Twin Waters, Qld	9.8		3.1	
Other	14.5		27.8	6.3
	796.8	**377.9**	**453.2**	**316.6**

29. NOTES TO THE STATEMENTS OF CASH FLOWS continued

(b) SUPPLEMENTARY INFORMATION continued

Distributions from partnerships comprised distributions received from King of Prussia ($11.7 million).

Proceeds on sale of investments totalling $81.7 million mainly comprised:

- $21.2 million from Lend Lease Porto Retail (Arrabida);
- $21.9 million from Da Chang;
- $8.1 million from Arch Street I; and
- $7.1 million from Value Enhancement Fund III.

Purchases of investments totalling $300.3 million comprised:

- $184.4 million for Mortgage Loans;
- $56.7 million for Lend Lease Global Properties;
- $36.5 million for Lend Lease International Distressed Debt Fund;
- $10.0 million for Value Enhancement Fund; and
- $12.7 million for various other purchases.

Net repayment of loans by associates/related parties totalling $19.4 million mainly related to:

- $2.0 million loan to Mirvac Lend Lease Village Consortium Precinct 3;
- $1.5 million loan to Maribyrnong Development Company Pty Limited;
- $1.2 million loan to Maryland Development Company Pty Limited;
- $11.5 million repayment from IBMGSA;
- $10.5 million repayment from Global Property Fund; and
- $1.4 million repayment from THI.

Proceeds from borrowings totalling $306.4 million comprised:

- Short term drawdowns of $306.4 million under the mortgage servicing facility.

Repayments of borrowings totalling $543.5 million comprised:

- Short term repayment of $306.4 million under mortgage servicing facility;
- $17.6 million used to repay US secure term facility;
- $69.0 million repayment of credit facility relating to the development and construction of the Olympic Village;
- $14.0 million drawdown to finance working capital for UK operations;
- $56.5 million used by Delfin to repay commercial bills; and
- $80.0 million used by Lend Lease Development to repay Fox loan.

29. NOTES TO THE STATEMENTS OF CASH FLOWS continued

(c) PAYMENTS FOR CONTROLLED ENTITIES

Payments for controlled entities comprised:

Delfin Limited, an urban community developer in Australia, acquired 10 August 2001 comprises:

	Dec 2001 $m
Acquisition Cost	
Cash paid for acquisition	171.9
Cash paid for acquisition costs	2.0
	173.9
Provision for restructure	4.2
Total acquisition cost	**178.1**
Cash consideration	171.9
Cash acquired	(1.3)
Net outflow of cash	**170.6**
Fair Value of Net Assets of Entity Acquired	
Cash and cash equivalents	1.3
Inventories	105.3
Investments	46.5
Receivables	40.6
Property, plant and equipment	5.8
Future income tax benefit	7.1
Other assets	1.5
Borrowings	(63.4)
Creditors	(11.2)
Provision for deferred income tax	(28.0)
Provisions	(4.7)
Net assets acquired	**100.8**
Goodwill on acquisition	77.3
Total acquisition cost	**178.1**

(d) DISPOSALS OF CONTROLLED ENTITIES

Sale of controlled entities comprised:

Larry Smith, Italy, sold on 11 December 2001 with an effective date of 1 July 2001	**5.7**

Reference can be made to the 30 June 2001 Consolidated Financial Report for details of acquisitions and disposals during the previous financial year.

30. INTERNATIONAL CURRENCY MANAGEMENT AND FINANCIAL INSTRUMENTS

FOREIGN CURRENCY

FOREIGN CURRENCY TRANSLATION

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	December 2001		June 2001		December 2000	
	Average Rate	Spot Rate	Average Rate	Spot Rate	Average Rate	Spot Rate
USD	0.512	0.520	0.535	0.520	0.543	0.520
GBP	0.356	0.365	0.367	0.365	0.372	0.365
EURO	0.564	0.560	0.597	0.590	0.620	0.610
SGD	0.910	0.920	0.940	0.950	0.940	0.900

FOREIGN CURRENCY RISK

Lend Lease's policy regarding foreign currency management is to actively manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated profit and net asset positions. A Financial Markets Risk Management Committee manages the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its position, Lend Lease adopts a strategy using both physical instruments and derivative financial instruments.

In regard to derivative financial instruments Lend Lease:

- Mainly uses forward foreign exchange contracts;
- Only uses these instruments for hedging purposes;
- Does not use these instruments for trading purposes;
- Has a policy which is reviewed by the Lend Lease Corporation Board covering all dealings with counterparties and respective monetary dealing limits;
- Principally deals with counterparties that are large financial institutions within approved credit limits; and
- Does not have any significant exposure to any individual counterparty.

Exchange gains and losses on forward exchange contracts entered into for hedging net assets and profits of foreign operations are accounted for in accordance with Lend Lease's accounting policy for foreign currency (Note 1(s)).

Lend Lease uses forward foreign exchange contracts to hedge a portion of projected profits from foreign operations. The hedged portion of profits are in the following ranges:

	Portion of Future Profits Hedged Year Ended 30 June 2002	Portion of Future Profits Hedged Year Ended 30 June 2003
FOREIGN OPERATIONS		
USA (USD)	95% - 85%	60% - 50%
UK (GBP)	80% - 70%	60% - 50%
Europe (EURO)	95% - 85%	

During the period ended 31 December 2001, Lend Lease maintained the following hedged positions in relation to certain net asset foreign currency exposures: the net asset exposure to the United States Dollar was hedged to 91%, Pounds Sterling 51%, Singapore Dollar 72% and Euros 62%. Some foreign currency denominated net asset positions were not hedged as these exposures were not significant.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS

	Note	Contribution to Operating Profit/(Loss) After Tax Dec 2001 $m	Contribution to Operating Profit/(Loss) After Tax June 2001 $m	Book Value Dec 2001 $m	Book Value June 2001 $m
AUSTRALIA & PACIFIC					
(a) Australian Prime Property Fund	11	1.2	2.1	48.2	48.2
(b) Darling Park Stage III Joint Venture, Sydney	9	(1.5)		15.0	16.3
(c) Delfin Urban Communities, Australia	8,9,10	7.6		161.3	
(d) Fox Studios Joint Venture, Sydney	10		(65.0)	14.7	15.0
(e) IBM Global Services Australia Limited	11	8.5	7.8	42.8	42.8
(f) Jacksons Landing, Sydney	8,9	1.8	5.8	87.3	88.2
(g) Kiwi Property Group	10	0.9	1.3	14.5	14.7
(h) Olympic Village/Newington, Sydney	9	14.6	8.4	23.5	106.5
NORTH AMERICA					
(i) Value Enhancement Fund III, IV & V	11	2.0	1.4	92.7	86.3
(j) Yarmouth Capital Partners Limited Partnership II	11	1.2	3.9	103.9	103.9
(k) LLM Inversiones I.S.A. de C.V. (Mexican Distressed Loans)	10	1.3		21.0	19.7
(l) King of Prussia	11	6.9	13.0	248.6	242.7
ASIA					
(m) Asia Pacific Investment Company	11		0.8	96.2	96.2
(n) Lend Lease International Distressed Debt Fund	11	2.0		71.9	52.6
EUROPE					
(o) Bluewater, Kent	9	16.5	88.3	617.1	618.4
(p) Chapelfield, Norwich	9			45.3	43.1
(q) Lend Lease Global Fund, Luxembourg	11			95.0	39.4
(r) Lend Lease Porto Retail (Arrabida) [1]	10	13.0	0.8		3.0
(s) Lend Lease Retail Partnership	11	0.8	1.1	63.4	42.0
(t) Overgate, Dundee [2]	8,9,11	3.7	12.9	110.8	233.8
(u) Touchwood, Solihull	8	19.8		49.6	114.5
(v) Tres Aguas (Paseo Commercial Carlos III), Madrid	10	(0.1)	(0.1)	19.6	18.8

(1) Sold during the financial period.

(2) *The movement in book value mainly represents the sale during the period (refer Note 31(t)) and currency fluctuations.*

AUSTRALIA & PACIFIC

(a) Australian Prime Property Fund (APPF)

The investment in APPF mainly relates to a one sixth interest in Greensborough Plaza Shopping Centre in Victoria.

(b) Darling Park Stage III Joint Venture, Sydney

During the financial period Lend Lease held a 60% interest in Darling Park Stage III Joint Venture, which is currently vacant land in Sydney Central Business District that may be developed at a later date depending upon market conditions.

Lend Lease sold its 30% interest in Darling Park Stages I and II Joint Venture in June 2000 to General Property Trust (GPT) and AMP Limited. The sale proceeds were $251.7 million which realised a profit after tax of $6.0 million. The proceeds consisted of $125.8 million cash from AMP Limited and $125.9 million (equivalent) in GPT units to be delivered in accordance with the following:

Delivery Date	No. of Units m	Unit Price $	Value $m
15 June 2000	18.1	2.43	44.0
1 January 2001	27.6	2.43	67.1
1 January 2002	6.1	2.43	14.8
	51.8	**2.43**	**125.9**

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

AUSTRALIA & PACIFIC continued

(b) Darling Park Stage III Joint Venture, Sydney continued

The GPT units have been forward sold to a Dutch Pension Fund at an agreed price of $2.43 per unit on the same dates that Lend Lease receives the units from GPT. The proceeds from the forward sale have been discounted to reflect the substance of the transaction. The profit after tax from the sale reported at 30 June 2000 was $2.5 million.

The tranche due on 1 January 2002 was received and the corresponding forward sale effected.

Lend Lease raised a provision of $1.5 million against the investment to reduce the book value to $15.0 million.

(c) Delfin Urban Communities, Australia

Delfin has interests in joint ventures across Australia, primarily in relation to the creation of large scale urban communities.

Lend Lease acquired 100% of the capital of Delfin on 10 August 2001. The Delfin operations have been integrated with Lend Lease's existing Urban Communities business and now comprises 21 projects in a geographically diverse portfolio.

Urban Communities

Significant Projects	Joint Venture Partners	Total Lots	% Settled
Caroline Springs Joint Venture, Melbourne	Melton East Landowners Trust (50%)	7,538	32%
Forest Gardens Residential Land Development, Cairns	Daikyo Group (50%)	1,600	37%
Golden Grove Development, Adelaide	Land Management Corp. (50%)	10,000	98%
Mawson Lakes Economic Development Project, Adelaide	Land Management Corp. (50%)	3,458	23%
Wattle Grove Development, Sydney	Defence Housing Authority (50%)	3,300	98%

Other

In addition to the Urban Communities projects Lend Lease acquired a 50% interest in the Forest Lake Village Shopping Centre, through the Delcorp Property Trust, and a 50% interest in Retirement by Design, a retirement communities business operating in Sydney, Melbourne and Brisbane. During the period to December 2001 the Forest Lake Village Shopping Centre was sold.

(d) Fox Studios Joint Venture, Sydney (Fox Studios)

Fox Studios, a 50/50 joint venture with Fox Film Entertainment Australia Limited, a subsidiary of The News Corporation Limited, was formed to develop the former Sydney Showgrounds into a working movie studio with a retail, entertainment and leisure precinct (including a studio tour (backlot), cinema and public space). The working studios were officially opened in May 1998 and the retail, entertainment and leisure precinct in November 1999. Although Bent Street (retail and entertainment precinct) has traded in line with forecasts, the backlot traded well below expectations since opening.

A Heads of Agreement between Lend Lease and The News Corporation Limited was executed in November 2001 to effect the closure of the Backlot and expand the Studio Operations. The Studio Operations will be acquired by The News Corporation Limited for $10.0 million (Lend Lease share) with sale completion expected prior to 30 June 2003.

(e) IBM Global Services Australia Limited (IBMGSA)

The principal activities of IBMGSA are the provision of information technology services to private and public sectors in Australia and New Zealand. Lend Lease has a 23% investment interest in IBMGSA which has not changed during the financial period. Lend Lease has advanced an unsecured loan of $23.0 million to IBMGSA which is due to be repaid in February 2002.

During the period Lend Lease received loyalty payments of $6.3 million (December 2000 $5.9 million) in respect of its investment and a dividend of $4.1 million.

(f) Jacksons Landing, Sydney

Jacksons Landing is a joint venture between Lend Lease (50%), Kerry Properties (25%) and the Singapore Government Investment Corporation (25%). It is a development project that is predominantly residential and will consist of approximately 1,500 units at project completion in 2007. The staged masterplanned community has 700 metres of waterfrontage onto Sydney Harbour and is less than one kilometre from the Sydney CBD.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

AUSTRALIA & PACIFIC continued

(f) Jacksons Landing, Sydney continued

Lend Lease's total costs are expected to be in the order of $450.0 million. Due to the progressive staging of the development Lend Lease's exposure at any point in time will be less than the total project cost.

The development consists of residential and commercial components:

Residential

Precinct	Construction Status	No. units released	No. sold at 31 Dec 2001	% Sold
Regatta Wharf A	Complete	144	143	99%
The Elizabeth	Complete	44	44	100%
The Rum Store	Complete	13	13	100%
The Terraces	Complete	62	62	100%
Fleetview	Complete	150	150	100%
McCafferys	Commenced March 2001	116	110	95%
Reflections	Commenced April 2001	78	42	54%
Total		**607**	**564**	**93%**

An additional 24 units were released during the period, with sales of 121 units achieved. Of the completed precincts all but one unit released has been sold as at 31 December 2001. Jacksons Landing's community infrastructure has been completed with the handing over of the community pool (The Glasshouse) and clubhouse (The Station), and the opening of a cafe, deli and restaurant on the harbour foreshore below The Elizabeth.

Commercial

The current approved masterplan for the project incorporates approximately 30,000m^2 of commercial usage. The first commercial precinct, known as 'The Glassworks', consists of one building of 12,950m^2 and was completed and sold in the year ended 30 June 2001.

The balance of the commercial space will be developed in the future, subject to market demand.

(g) Kiwi Property Group (KPG)

Lend Lease has arranged to sell its 50% interest in the manager of the Kiwi Income Property Trust and the associated property management company. The sale is conditional upon receiving approval from New Zealand's Overseas Investment Commission. Settlement of the transaction is expected at the end of March 2002.

(h) Olympic Village/Newington, Sydney

Lend Lease holds an interest in the Mirvac Lend Lease Village Consortium, an unincorporated partnership with Mirvac. The consortium is developing a new suburb at Homebush Bay in Sydney (Newington), which will be one of the world's largest solar powered neighbourhoods. The development includes the Olympic Village which housed approximately 15,000 athletes who participated in the 2000 Olympic Games. With the games completed, the athletes' village is being incorporated into the new suburb. The development is divided into four precincts, with each precinct being subject to different equity interests. In aggregate Lend Lease is the majority partner with approximately 60% interest.

Precinct/Stage	Nature of Development	Lend Lease Interest
Precinct/Stage 1	Residential (Post Games)	50%
Precinct/Stage 2	Olympic Village/Residential	66.67%
Precinct/Stage 3	Residential (Pre Games)	50%
Precinct/Stage 4/5	Commercial/Retail	100%

Over the nine year life of the project which commenced in 1998, Lend Lease is expected to incur total costs in the order of $550.0 million. However, due to the progressive nature of the development, Lend Lease's exposure at any point of time will be less than the total project cost.

At 31 December 2001 Lend Lease's investment in Olympic Village/Newington amounted to $23.5 million (June 2001 $106.5 million). The following table summarises the project sales performance.

AUSTRALIA & PACIFIC continued

(h) Olympic Village/Newington, Sydney continued

Residential

Precinct/Stage	No. of Dwellings Launched [1]	No. Sold at 31 Dec 2001	Percentage Sold
1	7	5	71%
2	856	826	96%
3	284	258	91%
Total	**1,147**	**1,089**	**95%**

(1) Refers to the number of dwellings available to the public for purchase.

The Olympic Village (Stage 2) was handed over to SOCOG on 16 June 2000. Marketing of the Stage 2 dwellings commenced in March 1999 based on guaranteed leaseback arrangements. The unconditional performance guarantee of $450.0 million provided by Lend Lease to the Sydney Olympics Authority in relation to the provision of accommodation for the Games in September 2000 has been reduced to $50.0 million following the June 2000 handover of the accommodation. This guarantee will be released on 16 April 2006 once all conditions under the Project Delivery Agreement with the Olympic Coordination Authority (which includes statutory reporting obligations and land improvement program) have been met. The Olympic Village was handed back by SOCOG in November 2000 and retrofit construction works have been completed. Sales remain on budget.

Commercial: Precinct/Stage 4/5

The commercial precinct is divided into retail and commercial sites. The retail site, the Newington Marketplace Shopping Centre, has secured Woolworths, Petrol Plus and Mac's Liquor as tenants. On 20 December 2001 the shopping centre was sold for $11.8 million.

The industrial site consists of six lots.

The balance of the unsold lots which were previously leased were sold on 17 October 2001 for $26.4 million.

At 31 December 2001, all retail and commercial sites have been sold.

NORTH AMERICA

(i) Value Enhancement Fund (VEF) III, IV & V

VEF III is a real estate investment fund set up in June 1998 to invest in mortgage investments and other real estate related assets with a net asset value of USD567.8 million at 31 December 2001. Lend Lease has a 3.3% interest in VEF III. Lend Lease provided asset management and transactional services to VEF III during the period and received fees of USD1.8 million.

VEF IV, established in November 1999 (net asset value of USD447.0 million at 31 December 2001), is a real estate opportunity fund for institutional investors for enhanced returns, designed to take advantage of inefficiencies in the real estate cycle. Lend Lease has a 5% interest (USD21.8 million) in the fund. Lend Lease provided asset management and transactional services to VEF IV during the period and received fees of USD1.8 million.

VEF V, established in June 2001 (net asset value of USD67.4 million at 31 December 2001), is a real estate opportunity fund for institutional investors for enhanced returns, designed to take advantage of inefficiencies in the real estate cycle. Currently Lend Lease has a 26% interest (USD12.2 million) in the fund which will be reduced to 15% as more investors enter into the fund. Lend Lease has committed USD65.0 million as a co-investment in VEF V.

(j) Yarmouth Capital Partners Limited Partnership II (YCPII)

This represents a co-investment in Yarmouth Capital Partner LP II (22.22% interest), YCP Cheyenne (3.89% interest) and YCP II Operator (10% interest). The principal activity of YCP LP II is investing in real estate. YCP II Operator is a hotel operator for various hotels in the Value Enhanced Funds series of portfolios, YCP I and YCP II as well as hotels in the Los Angeles County Employee Retirement Association (LACERA) portfolio. Lend Lease provided transactional and advisory services to YCPII receiving a fee of USD1.2 million (June 2001 USD4.3 million).

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

NORTH AMERICA continued

(k) LLM Inversiones I.S.A. de C.V. (Mexican Distressed Loans)

Lend Lease has a 32.3% interest in LLM Inversiones I.S.A. de C.V., a Mexican company involved in the business of acquiring and working out non-performing mortgage loan assets. Lend Lease entered into the investment on 30 March 2001.

(l) King of Prussia

Lend Lease has 50% interest in the King of Prussia Associates which owns and operates the King of Prussia shopping complex in Pennsylvania, USA.

Lend Lease's investment in the partnership is recorded at an amount equivalent to its partnership contributions and share of accumulated earnings. The increase since 30 June 2001 is a result of Lend Lease's undistributed share of accumulated earnings for the financial period and currency fluctuations.

ASIA

(m) Asia Pacific Investment Company (APIC)

Lend Lease holds 18% interest in APIC which was established as an investment fund to enable institutional investors to invest in Asian property opportunities. Lend Lease is a sponsor investor of APIC and acts as investment adviser to the fund. Lend Lease's investment in APIC at 31 December 2001 of $96.2 million is its maximum commitment. The net asset value of APIC at 31 December 2001 was USD284.7 million (A$547.5 million).

(n) Lend Lease International Distressed Debt Fund (IDDF)

The Lend Lease International Distressed Debt Fund invests in loans secured by real estate as well as commercial and industrial loans. The fund is targeted at institutional investors and high net worth individuals that will invest in distressed debts. It focuses initially on the Asian markets, particularly in Japan, Korea and Thailand.

During the financial period, Lend Lease made a further USD10.8 million (A$20.7 million) investment in IDDF (June 2001 USD27.4 million (A$52.6 million)). Lend Lease's total commitment is USD100.0 million. The remaining commitment is expected to be invested before June 2002.

EUROPE

(o) Bluewater, Kent

Bluewater is a major out of town retail and leisure destination located in north-west Kent in the United Kingdom. The development was completed and opened on schedule on 16 March 1999. Bluewater includes 153,000 m^2 of retail and leisure space, with three principal anchor stores, John Lewis, Marks & Spencer and House of Fraser, and a cinema complex which opened in June 1999. Lend Lease is the manager of Bluewater and currently holds a 30% interest in the centre. Since opening, Bluewater's trading performance has been in line with forecast. The centre was 100% let at 31 December 2001.

Valuation

The whole Centre has been valued by Paul Wolfenden FRICS, a Director of DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at GBP1,325.0 million (A$3,630.1 million) (June 2001 GBP1,282.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to rental and capital values and market circumstances as at 31 December 2001.

Full details of Bluewater are disclosed in the 30 June 2001 Consolidated Financial Report. There were no significant changes during the financial period to December 2001.

(p) Chapelfield, Norwich

In June 1999, Lend Lease purchased a site in the centre of Norwich, located in East Anglia, England. The total purchase price for the site was GBP16.5 million (A$45.3 million), and involved an initial payment of GBP5.5 million (A$15.1 million) with the balance conditional on the receipt of planning approval. The carrying value includes development costs capitalised to date. The decision to progress with the development will be contingent on the success in meeting various milestones (planning, pre-leasing, exit and market conditions).

Pre-lettings have been successful and at 30 June 2001 House of Fraser was signed as Anchor and five large retailers and a major catering unit had been contracted.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

EUROPE continued

(q) Lend Lease Global Fund, Luxembourg (Global Fund)

Lend Lease Global Properties, SICAF (Global Fund) is the flagship global investment fund of Lend Lease Real Estate Investments established in May 1999. Lend Lease Asia Properties SICAF (Asia Properties) is a sister fund investing only in the Asian region. The Global Fund and Asia Properties are Luxembourg based real estate opportunity funds that invest in real estate properties.

These funds have approximately USD1,500.0 million to invest (combination of debt and USD590.0 million in equity commitments). Lend Lease has committed USD100.0 million (A$192.3 million) as a co-investment in the Global Fund. At 31 December 2001, Lend Lease had invested USD49.3 million (A$95.0 million). At 31 December 2001, the Lend Lease Global Fund had assets under management of USD571.0 million (A$1,098.1 million).

(r) Lend Lease Porto Retail (Arrabida)

Lend Lease Porto Retail is the joint venture company which held the investment in the Arrabida shopping centre in Porto, Portugal. On 30 June 1999, Lend Lease and the Global Fund each acquired a 50% interest in Arrabida. The interest was held in a joint venture with Global Properties and was equity accounted. On 27 December 2001 both partners sold their interest in Lend Lease Porto Retail to a third party. Lend Lease's share of the profit on sale of the entity was GBP4.7 million (A$13.2 million) before tax. In addition, equity accounted profits of GBP1.3 million (A$3.7 million) were recognised in the period to the date of sale.

(s) Lend Lease Retail Partnership (Retail Partnership)

The Retail Partnership is a Limited Partnership which was launched in February 1999 with GBP395.0 million committed by 10 major investors (mainly UK institutions) and Lend Lease, which committed GBP25.0 million (A$68.5 million). In March 1999 the total subscriptions increased to GBP505.0 million (A$1,383.6 million) with commitments received from an additional 9 investors. Lend Lease is the manager of the Retail Partnership which is regulated under the UK Financial Services Act.

The Retail Partnership acquired a 25% interest in Bluewater for GBP280.0 million (A$767.1 million) based on an independent valuation. The Retail Partnership also acquired the land interest in Solihull (in the West Midlands of the United Kingdom) for GBP17.5 million and entered into an agreement to acquire on completion a 100% interest in the Touchwood shopping centre, based on a pre-determined pricing formula. The centre opened on schedule in September 2001 and the sale completed for GBP144.6 million (A$406.2 million). In December 2001, following the achievement of additional leasing targets, a further sale was made to the Retail Partnership under the terms of the development services agreement at a value of GBP11.7 million (A$32.9 million).

The total advanced by investors in the Retail Partnership at 31 December 2001 was GBP467.8 million (A$1,281.6 million) including Lend Lease's investment of GBP23.2 million (A$63.4 million) which represented a 4.95% interest.

(t) Overgate, Dundee (Overgate)

Overgate is a 420,000 sq. ft shopping centre in Dundee, the fourth largest city in Scotland. Since opening on schedule in March 2000, Overgate has become the leading shopping centre for the Tayside region in Scotland and has continued to trade successfully.

The Centre is anchored by a Debenhams department store and at 31 December 2001 96% of the total area was let (92% by value).

The Lend Lease Overgate Partnership (LLOP) was established in June 1999, with Lend Lease as both limited partner and general partner. LLOP owns the long leasehold and freehold interest in the Centre and entered into a development agreement with Lend Lease to complete and lease the Centre. In June 2000 an approximate 70% interest in LLOP was sold to investors for GBP95.0 million (A$260.3 million). The sale, including the final amount payable, was subject to achieving minimum leasing targets on the remaining space. These targets were met in September 2001.

Lend Lease raised a provision of GBP4.0 million (A$11.0 million) before tax against the development at 30 June 2000 and has retained the provision at 31 December 2001.

31. INTEREST IN BUSINESS UNDERTAKINGS, MAJOR PROJECTS & INVESTMENTS continued

EUROPE continued

(u) Touchwood, Solihull (Touchwood)

Touchwood is being developed as a regional shopping centre with approximately 650,000 sq. ft of retail and leisure space in Solihull, situated in the West Midlands area of the UK. Touchwood is anchored by the John Lewis Partnership with a 250,000 sq. ft department store and opened on schedule on 5 September 2001.

Lend Lease was responsible for the design and construction of the Centre and remains responsible for the leasing of the Centre from which it earns a development fee. The amount of the development fee is calculated by reference to the level of rentals achieved and an agreed cap rate of 6.25%. As at 31 December 2001, 90% (by value) of the centre had been let and therefore 90% of the potential development fees had been received from Lend Lease Retail Partnership.

Touchwood has been valued by DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at GBP205.0 million (A$561.6 million) (June 2001 GBP204.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to rental and capital values and market circumstances as at 30 November 2001 based on the agreed capitalisation rates of 6.25% and 7.5% *for base rents and turnover rents respectively.*

(v) Tres Aguas (Paseo Commercial Carlos III), Madrid

Lend Lease holds a 50% interest in Tres Aguas, which is a joint venture established in September 1999 to develop a regional retail centre in Madrid, Spain.

Current status of the project is that the main construction commenced during the year ended 30 June 2001 upon attaining appropriate leasing commitments. At 31 December 2001 61% of the space was let, which was in line with the leasing plan. The centre is expected to open on schedule in October 2002.

32. ASSOCIATES

	Balance Date	Interest Dec 2001 %	Interest June 2001 %	Share of Associates' Profit/(Loss) After Tax [1] Dec 2001 $m	Share of Associates' Profit/(Loss) After Tax [1] Dec 2000 $m	Book Value Dec 2001 $m	Book Value June 2001 $m
PROPERTY DEVELOPMENT							
Tres Aguas (Paseo Commercial Carlos III), Madrid	31 Dec	49.3%	49.3%	(0.1)		19.6	18.8
Chelverton Properties Limited	31 Mar	50%	50%			15.0	15.0
Retirement by Design Pty Ltd [3]	30 Jun	50%		1.4		7.9	
Forest Gardens Residential Land Development [3]	30 Jun	50%				7.2	
Caroline Springs Joint Venture [3]	30 Jun	50%		1.4		2.4	
Delcorp Property Trust [3]	30 Jun	50%		1.6		1.6	
Wattle Grove Development [3]	30 Jun	50%		1.3		1.6	
Golden Grove Development [3]	30 Jun	50%		0.4		1.0	
Bonafacio Construction Management	30 Jun	40%	40%	0.1		0.6	0.5
Jacobs Lend Lease	30 Jun	50%	50%	1.1	1.1	0.2	2.9
THI plc	31 Dec	25%	25%				
Tuas View Development Pte Ltd	31 Mar	35%	35%				
Forest Lake Village Pty Ltd [3]	30 Jun	50%					
REAL ESTATE INVESTMENTS							
LLM Inversiones I, S.A. de C.V.	30 Jun	32.3%	32.3%	1.3		21.0	19.7
Lend Lease Porto Retail (Arrabida Shopping Centre) [4]	31 Dec		50%	3.8	1.0		3.0
Kiwi Property Group	31 Mar	50%	50%	0.9	0.8	14.5	14.7
Lend Lease Rosen Real Estate Securities, LLC	31 Dec	50%	50%	2.8	1.6	7.2	6.8
Lend Lease Mexico	30 Jun	50%		0.9		6.3	
DPT Operator	30 Jun	50%	50%	0.7	(1.3)	3.6	2.9
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50%	50%	1.8	1.1	1.3	3.0
Morrisons [4]	31 Mar		25%				1.6
Generali LL	30 Jun	49.5%	49.5%	(0.2)			0.2
Thailand Pavilion Fund LL	30 Jun	39%	39%				
PRIVATE FINANCE INITIATIVES (PFI's)							
Catalyst Healthcare (Calderdale) plc	31 Mar	50%	50%	0.3		0.7	0.4
Exchequer Partnership	31 Mar	42.5%	42.5%			0.5	0.6
Catalyst Healthcare (Worcester) plc	31 Mar	50%	50%	(0.3)		0.1	0.4
Other Associates [2]				(0.1)	0.5	0.6	0.7
				19.1	**4.8**	**112.9**	**91.2**

(1) Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.

(2) Other Associates relate to associates whose size and impact on the results for the period are not significant, separately or in aggregate and therefore no further disclosures have been made.

(3) Acquired as part of the Delfin Group acquisition.

(4) Sold during the financial period.

32. ASSOCIATES continued

	Dec 2001 $m	June 2001 $m
RESULTS OF ASSOCIATES		
Share of associates' ordinary profit before income tax	20.6	0.2
Share of associates' income tax (expense)/benefit attributable to ordinary profit	(1.3)	0.4
Share of associates' net profit – as disclosed by associates	**19.3**	**0.6**
Adjustment arising from equity accounting		
Amortisation of goodwill and management agreements	(0.2)	(0.6)
Borrowing costs capitalised		0.4
Share of associates' net profit – equity accounted	**19.1**	**0.4**
SHARE OF POST ACQUISITION RETAINED PROFITS AND RESERVES ATTRIBUTABLE TO ASSOCIATES		
RETAINED PROFITS		
Share of associates' retained profits at the beginning of the financial period	0.3	9.8
Share of net profit of associates	19.1	0.4
Effect of exchange rate movements	(0.2)	
Dividends from associates	(15.9)	(9.9)
Disposal of associate	(2.5)	
Share of associates' retained profits at end of financial period	**0.8**	**0.3**
MOVEMENTS IN CARRYING AMOUNTS OF INVESTMENTS		
Carrying amount of investments in associates at the beginning of the financial period	91.2	105.0
Acquisition through entity acquired during the financial period	29.4	
Investment in associates acquired during the financial period	8.6	21.7
Share of associates' net profit	19.1	0.4
Dividends received from associates	(15.9)	(9.9)
Other non profit distributions from associates	(12.1)	
Sale of associates	(6.3)	(25.2)
Other adjustments [(1)]	(1.1)	(0.8)
Carrying amount of investments in associates at end of financial period	**112.9**	**91.2**
COMMITMENTS		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable:		
Due within 1 year	0.3	0.2
Due between 1 and 5 years	0.8	0.9
Due later than 5 years		0.3
	1.1	**1.4**
CONTINGENT LIABILITIES		
Share of associates' contingent liabilities	-	-
SUMMARY OF FINANCIAL POSITION OF ASSOCIATES		
Current assets	270.7	251.4
Non current assets	480.7	469.5
Total assets	**751.4**	**720.9**
Current liabilities	95.5	128.3
Non current liabilities	553.8	528.1
Total liabilities	**649.3**	**656.4**
Net assets – as reported by associates	102.1	64.5
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)	(5.4)	6.6
Management agreements (net of amortisation)	16.2	20.1
Net assets – equity adjusted	**112.9**	**91.2**

(1) Includes exchange rate movement.

33. JOINT VENTURES

JOINT VENTURE ENTITIES

	Principal Activities	Balance Date	Share of Profit/(Loss) After Tax Dec 2001 $m	Share of Profit/(Loss) After Tax Dec 2000 $m	Interest Dec 2001 %	Interest June 2001 %	Book Value Dec 2001 $m	Book Value June 2001 $m
Fox Studios Australia Partnership [1]	Property Development	30 June	(1.3)	(11.9)	50%	50%	14.7	15.0
Pyrmont Trust [2]	Property Development	30 June	2.6	5.7	50%	50%	13.3	13.3
MLLVC Partnership – Precinct 3 [2]	Property Development	30 June	0.7	(0.1)	50%	50%	11.6	8.9
Mawson Lakes Economic Development Project [3]	Property Development	31 Dec	0.7		50%		7.5	
Jacobs Lend Lease Ireland	Capital Infrastructure	30 June	0.7		50%		1.0	
Bovis Projects (Kuwait)	Capital Infrastructure	30 Dec	0.2		60%	60%	0.1	
Prospect Water Partnership [4]	Capital Infrastructure	31 Dec		0.2				
Other Joint Ventures [5]								
			3.6	(6.1)			48.2	37.2

(1) Represents pre-tax loss which forms part of Lend Lease's assessable income.
(2) Disclosed in inventories. Refer Note 9.
(3) At June 2001, 25% was held and disclosed as a Joint Venture Operations. An additional 25% was acquired through the acquisition of Delfin and combined amount now disclosed as a Joint Venture Entity
(4) The interest in the partnership was sold during the year to June 2001.
(5) Other Joint Ventures include MVIC Finance 2, Aena and Cotas. Their size and impact on the results for the period in Joint Ventures as listed are not significant, separately or in aggregate and therefore no further disclosures have been made.

	Dec 2001 $m	June 2001 $m
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	105.0	108.0
Non current assets	367.6	366.5
Total assets	**472.6**	**474.5**
Current liabilities	102.6	197.6
Non current liabilities	321.8	239.7
Total liabilities	**424.4**	**437.3**
Other adjustments	-	-
Share of net assets – equity adjusted	**48.2**	**37.2**
Lend Lease's share of the results of joint venture entities consists of:		
Revenue	144.3	101.3
Expenses	(140.5)	(104.6)
Profit/(loss) before tax	**3.8**	**(3.3)**
Income tax expense	(0.2)	(0.1)
Net profit/(loss) after tax	**3.6**	**(3.4)**

33. JOINT VENTURES continued

JOINT VENTURE ENTITIES continued

	Dec 2001 $m	June 2001 $m
Share of post-acquisition retained profits attributable to joint venture entities:		
Share of joint venture entities' retained losses at beginning of period	(15.3)	(9.1)
Transfer from joint venture operations to entities	1.5	
Share of joint venture entities' net profit/(loss)	3.6	(3.4)
Drawings from partnerships	(2.7)	(2.6)
Investment in joint venture entities sold during the period		(0.2)
Share of joint venture entities' retained losses at end of period	**(12.9)**	**(15.3)**
Movements in carrying amount of joint venture entities:		
Carrying amount at the beginning of financial period	37.2	94.6
Acquisition through entity acquired during financial period	3.8	
Transfer from Joint Venture operations to entities	3.9	
Contributions to the joint venture entities	3.0	24.0
Share of joint venture entities' profit/(loss)	3.6	(3.4)
Drawings from the joint venture entities	(2.7)	
Other non-profit distributions from joint ventures	(2.5)	
Other adjustments to carrying value	1.9	39.9
Provision for diminution		(90.6)
Proceeds from sale of investments		(27.3)
Carrying amount at end of financial period	**48.2**	**37.2**

Refer to Notes 27 and 28 for details of contingent liabilities and commitments.

JOINT VENTURE OPERATIONS

	Principal Activities	Share of Profit After Tax Dec 2001 $m	Share of Profit After Tax Dec 2000 $m	Interest Dec 2001 %	Interest June 2001 %	Book Value Dec 2001 $m	Book Value June 2001 $m
North Lakes Development Joint Venture	Property Development	0.2	0.3	50%	50%	21.1	14.9
Darling Park Joint Venture	Property Development			60%	60%	14.3	14.9
Manukau Wastewater Services (NZ)	Capital Infrastructure	2.7		20%	20%	8.9	6.2
Seaview Project Limited	Capital Infrastructure	1.1		50%	50%	2.3	1.2
Mawson Lakes Economic Development Project [1]	Property Development		0.2		25%		3.9
		4.0	**0.5**			**46.6**	**41.1**

(1) Disclosed at December 2001 as Joint Venture Entity.

33. JOINT VENTURES continued

JOINT VENTURE OPERATIONS continued

Included in the assets and liabilities within these consolidated financial statements are the following items which represent Lend Lease's interest in the assets and liabilities employed in joint venture operations:

	Dec 2001 $m	June 2001 $m
Cash	9.7	17.1
Receivables	9.0	12.3
Inventories – Properties held for resale	47.2	64.4
Property, plant and equipment	0.7	1.1
Total assets	**66.6**	**94.9**
Provision for diminution – Darling Park Stage III	11.8	10.3
Accounts payable and borrowings	5.3	21.8
Trade creditors	2.9	21.7
Total liabilities	**20.0**	**53.8**
Net assets	**46.6**	**41.1**

34. CONTROLLED ENTITIES

	Interest Held %	Date Acquired/ Disposed	Consideration Paid/Received $m	Contribution to Consolidated Profit/(Loss) After Tax [1] $m
DECEMBER 2001				
ACQUISITIONS				
Property Development				
Australia				
Delfin Group	100%	10 Aug 01	173.9	6.5
Canopy Assurance Limited [2]	100%	21 Nov 01		0.3
DISPOSALS				
Real Estate Investments				
Australia				
Bricwell Pty Limited [3]	100%	11 Sept 01		
International				
Larry Smith & Associates SRL	100%	1 July 01	5.7	(0.2)
DECEMBER 2000				
DISPOSALS				
Real Estate Investments				
Australia				
Lend Lease Water Services Pty Limited	100%	31 Oct 00	11.5	0.2

(1) Excludes any intercompany transactions for the period.
(2) Incorporated during the period.
(3) Deregistered during the period.

35. RELATED PARTY INFORMATION

The general nature and substance of related party transactions is unchanged from those reported in the Consolidated Financial Statements of Lend Lease as at 30 June 2001.

DIRECTORS' DECLARATION

In the opinion of the directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 54 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2001 and of its performance, as represented by the results of their operations and cash flows for the half year ended on that date; and

   (b) complying with Accounting Standard AASB "Interim Financial Reporting" and the Corporations Regulations 2001;

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 21 February 2002

Signed in accordance with a resolution of directors:

J.K. Conway
Chairman

D.H. Higgins
Managing Director

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF LEND LEASE CORPORATION LIMITED

Scope

We have reviewed the financial report of Lend Lease Corporation Limited for the half-year ended 31 December 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, statements of changes in equity, accompanying notes 1 to 35 and the directors' declaration set out on pages 1 to 55. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Lend Lease Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

 i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half year ended on that date; and

 ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Geoff Wilson

G R Wilson
Partner

21 February 2002
Sydney